As filed with the Securities and Exchange Commission on January 19, 2006
Registration No. 333-129570

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Massachusetts	2834	04-3412465
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

160 Second Street
Cambridge, Massachusetts 02142
(617) 492-5554
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David S. Barlow
Chairman
160 Second Street
Cambridge, Massachusetts 02142
(617) 492-5554
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gabor Garai David W. Kantaros Foley & Lardner LLP 111 Huntington Avenue Boston, Massachusetts 02199 (617) 342-4000 (617) 342-4001 — Fax	David K. Boston Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000 (212) 728-8111 — Fax

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

Title of each class of	Proposed maximum	Amount of
securities to be registered	aggregate offering price(1)	registration fee

Common Stock, par value $0.01 per share	$57,500,000	$6,768(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Section 6(b) and Rule 457(o) of the Securities Act of 1933.

(2)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 19, 2006
                             Shares
MOLECULAR INSIGHT PHARMACEUTICALS, INC.
Common Stock
$               per share

•	Molecular Insight Pharmaceuticals, Inc. is offering shares of common stock.

•	We anticipate that the initial public offering price will be between $ and $ per share.

•	This is our initial public offering and no public market currently exists for our common stock.

•	Proposed trading symbol: Nasdaq National Market — MIPI.

This investment involves risk. See “Risk Factors” beginning on page 8.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Molecular Insight Pharmaceuticals, Inc.	$	$

The underwriters have a 30-day option to purchase up to                     additional shares of common stock from us to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	SG Cowen & Co.

Oppenheimer & Co.	Roth Capital Partners, LLC
The date of this prospectus is         ,

You should rely only on the information contained in the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or solicitation is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.
We currently use Molecular Insighttm and the Molecular Insight logo as trademarks in the United States and other countries. We have sought U.S. trademark registration for Molecular Insighttm and plan to seek similar protection for this mark outside the United States. We have also filed intent to use registrations with the United States Patent and Trademark Office for the trademarks Ultratracetm, Zemivatm and Velepintm and plan to seek similar protection for these marks outside the United States. We use SAACtm, SAACQtm and Nanotracetm Discovery as trademarks in the United States and other countries, and are exploring the applicability of U.S. and foreign registration for these trademarks. All other trademarks, trade names or services marks appearing in this prospectus belong to their respective holders.

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PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes included in this prospectus.
Our Business
We are a biopharmaceutical company focused on the research, development and commercialization of innovative molecular imaging pharmaceuticals and targeted radiotherapeutics. Molecular imaging pharmaceuticals are radioactive drugs used to detect early and subtle changes in biochemical processes that occur during disease. Radiotherapeutics are pharmaceuticals that deliver radiation to tumors for therapeutic benefit. Our product candidates target markets with significant unmet needs in the areas of cardiology, oncology and neurology. We believe that our product candidates offer significant benefits to patients, healthcare providers and third-party payers by enabling improved diagnosis, treatment and management of disease in a more cost-effective manner.
Our lead product candidate, Zemiva, is a radiolabeled fatty acid analog that we are developing as a molecular imaging pharmaceutical for the diagnosis of insufficient blood flow to the heart, or cardiac ischemia. A radiolabeled fatty acid analog is a fat-like molecule that allows doctors to visualize the heart’s use of fats as an energy source. Changes in the use of fats by the heart can provide doctors with important information about the state of health of heart tissue. We believe that Zemiva enables improved diagnosis and management of disease in a more cost-effective and expeditious manner and has significant advantages over the current standard of care in both the emergency department and non-acute settings. We have recently completed a Phase 2b clinical trial for Zemiva and intend to commence a Phase 3 clinical trial for Zemiva in the first half of 2006. A Phase 2b clinical trial is designed to assess short-term safety and efficacy as well as therapeutic value for an experimental drug and a Phase 3 clinical trial is a more advanced clinical trial for an experimental drug in which safety and efficacy are ascertained in a larger number of patients.
Market Opportunity
The initial target market for Zemiva is for the diagnosis of cardiac ischemia in the emergency department setting. In the United States, approximately five to eight million chest pain patients present to emergency departments each year requiring a determination of whether the chest pain is caused by cardiac ischemia or myocardial infarction (heart attack). Of these chest pain patients, over three million are admitted to the hospital to achieve diagnosis, of which only approximately 15% are ultimately diagnosed with acute coronary syndrome, or ACS, an umbrella term which refers to both cardiac ischemia and myocardial infarction. Moreover, the current standard of care to detect ACS results in a high rate of “missed” diagnoses. Of the approximately 25% of patients with chest pain who are discharged from the emergency department having not been diagnosed with ACS or admitted for further assessment, 4% to 7% actually have ACS. We believe these statistics highlight a significant opportunity to reduce hospitalizations and expenses to the healthcare system through improved diagnostic techniques.
Unnecessary hospitalizations and “missed” diagnoses are costly in many ways. The current standard of care to detect ACS results in an estimated $3 to $6 billion per year in inpatient expenses that we believe could be avoided with an improved diagnostic. The complications in discharged patients whose ACS is “missed” account for approximately 20% of malpractice awards against emergency department physicians even though patients with chest pain comprise approximately 6% of a typical emergency physician’s practice. Therefore, we believe there is a substantial unmet need for improved diagnosis of ACS, and thus cardiac ischemia, in emergency department settings.

A second target market for Zemiva is for the diagnosis of coronary disease in the non-acute setting. The non-acute setting is principally defined as scheduled cardiac stress tests performed in hospitals and outpatient clinics with cardiac practices. In 2002, over nine million nuclear stress tests were performed in the United States to evaluate cardiac ischemia. While stress tests are generally effective in terms of diagnosis, the manner in which they are conducted is inconvenient, time consuming and expensive because of the inherent limitations of current imaging agents. As a result, we believe there is a substantial unmet need for an improved imaging agent that will shorten the time required to perform stress tests, which typically amounts to 3 to 4 hours and up to 24 hours in certain cases. By reducing this period, we believe that patient convenience and throughput will be increased and overall costs will be reduced.
Our Lead Product Candidate
Zemiva, a radiolabeled fatty acid analog, is our brand name for beta-methyl-iodo-phenyl-pentadecanoic acid, or BMIPP, that has been radiolabeled with I-123. BMIPP radiolabeled with I-123, also designated as I-123-BMIPP, has been sold in Japan under the name Cardiodine in the non-acute setting for over ten years and, to our knowledge, no significant safety events have been reported. Cardiodine has been the subject of over 200 peer-reviewed articles, and we understand it has been used in over 500,000 patients.
We believe that Zemiva offers significant advantages over the current standard of care with respect to the diagnosis of cardiac ischemia in both the emergency department and non-acute settings:

•	Emergency Department. We believe that Zemiva may enable the detection of cardiac ischemia up to 30 hours following an ischemic episode. Currently available imaging agents are considered effective only when used during ongoing symptoms or within two hours after cessation of symptoms. After this period, a time consuming and expensive series of diagnostic tests is required, including a stress test after the patient has been stabilized. As a result of Zemiva’s extended “imaging window,” we believe that Zemiva will offer more timely, convenient and cost effective diagnosis when compared with the current standard of care.

•	Non-Acute Setting. Utilizing Zemiva, we believe a stress test will require approximately one hour. With currently available imaging agents such as Cardiolite and Myoview, stress tests typically require 3 to 4 hours, and may require up to 24 hours in certain cases. By reducing the time required for a stress test, we believe that Zemiva will offer increased patient throughput and convenience at a lower overall cost to the healthcare system.
We have completed three clinical studies with Zemiva, including two multi-center Phase 2 studies and a Phase 1 study at Massachusetts General Hospital. Data from these studies have been presented at leading scientific forums and we believe that these data have supported the safety and efficacy of Zemiva. However, we cannot give any assurance that any future clinical trials will demonstrate the safety and efficacy necessary to obtain the requisite approvals or will result in marketable products.
We anticipate that our Phase 3 clinical trial for Zemiva will include 480 patients at approximately 20 centers in North America, with a possible Phase 4 follow-up requirement. We intend to commence our Phase 3 clinical trial in the first half of 2006. A Phase 4 clinical trial is performed after the investigational product is approved for a medical condition by the Food and Drug Administration, or FDA, to gather additional data about the product candidate. The final protocol design and the timing of commencement will depend on the further analysis of the results from our Phase 2b trial data and input from the FDA.
We also expect to begin a Phase 2 clinical trial to develop our own reference database of normal images for myocardial SPECT imaging, or a Normals database, in the first half of 2006. A Normals database is a valuable tool for the physician interpreting the cardiac image, regardless of whether the study is read by a nuclear cardiologist, nuclear medicine physician or nuclear radiologist. Such a database enables the interpreting physician to compare a patient’s cardiac image against that of a

“normal” image as defined by computer-compiled data. Consistent with this standard practice, we intend to conduct a Phase 2 clinical trial to develop our own Normals database that will be used as part of our Phase 3 clinical trial and in the commercialization of Zemiva, if approved by the FDA or comparable regulatory bodies outside the United States. This trial is expected to include approximately 120 patients.
Other Product Candidates
In addition to Zemiva, we are developing a portfolio of product candidates for cardiovascular molecular imaging as well as for oncological molecular imaging and targeted radiotherapy using our proprietary technologies. Applied independently and in combination, these technologies enable the development of novel molecular imaging pharmaceuticals and targeted radiotherapeutics using both small molecule and protein-based agents.
Ultratrace MIBG, for example, is our targeted radiotherapeutic candidate for cancer, which we believe may improve the diagnosis, treatment and monitoring of tumors of the neuroendocrine system, a diffuse system comprised of the nervous system and the endocrine glands. Ultratrace MIBG will target neuroblastoma, pheochromocytoma and carcinoid, each of which is a specific type of neuroendocrine tumor. We expect to enter clinical studies in the first half of 2006 in patients with neuroendocrine tumors. In addition, we are developing several preclinical product candidates that address large unmet medical needs in the areas of prostate cancer, tumor angiogenesis (the formation of new capillary blood vessels resulting from a tumor) and heart failure.
Our Business Strategy
We intend to become a leader in the research, development and commercialization of innovative molecular imaging pharmaceuticals and targeted radiotherapeutics that improve patient diagnosis and care. Our strategy is to build our product portfolio in each of these areas through our internal research efforts, use of our proprietary technologies and by acquiring or in-licensing complementary products and technologies. We plan to take the following steps to implement our strategy:

•	Seek regulatory approval of Zemiva for the diagnosis of cardiac ischemia in the emergency department setting;

•	Develop our own specialty sales and marketing team to market Zemiva in the United States following regulatory approval and establish strategic collaborations to market Zemiva outside the United States;

•	Expand the indications for which Zemiva may be used, beginning with indications in the non-acute setting;

•	Advance Ultratrace MIBG into clinical trials for the detection and treatment of neuroendocrine tumors;

•	Advance the development of our preclinical product candidates; and

•	Expand our product pipeline through our proprietary platform technologies, acquisitions and strategic licensing arrangements.
We have not received regulatory approval for, or received commercial revenues from, any of our product candidates and we may never be able to obtain approval to commercialize our product candidates. If we do not commercialize any of our product candidates, we will be unable to achieve our business objectives. We have incurred net losses every year since our inception in 1997 and have generated no revenue from product sales or licenses to date. As of September 30, 2005, we had an accumulated deficit of approximately $51.2 million. We expect to incur additional losses for at least the next several years and cannot be certain that we will ever achieve profitability. In addition, we are subject to a number of risks, as discussed more fully in the section entitled “Risk Factors,” which may affect our ability to achieve our business objectives.

Corporate Information
We were incorporated in the Commonwealth of Massachusetts in 1997 under the name Imaging Biopharmaceuticals, Inc. and subsequently changed our name to Biostream, Inc. in 1998, and subsequently changed our name again to Molecular Insight Pharmaceuticals, Inc. in 2003. Our principal executive offices are located at 160 Second Street, Cambridge, Massachusetts, 02142, and our telephone number is (617) 492-5554. Our Internet site address is www.molecularinsight.com. Any information that is included on or linked to our Internet site is not a part of this prospectus.
In this prospectus, unless otherwise stated or the context otherwise requires, references to “Molecular Insight,” “MIP,” “we,” “us,” “our,” “the Company” and similar references refer to Molecular Insight Pharmaceuticals, Inc. and its subsidiaries.
All references to years in this prospectus, unless otherwise noted, refer to our fiscal years, which end on December 31. For example, a reference to “2005” or “fiscal 2005” means the twelve-month period that ended December 31, 2005.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after the offering	shares

Initial public offering price	$ per share

Use of proceeds	We intend to use the net proceeds of this offering to continue the development and preparation for the commercialization of our lead molecular imaging pharmaceutical candidate, Zemiva; to initiate and expand the clinical development of Ultratrace MIBG, our lead targeted radiotherapeutic candidate for cancer; and for other working capital and general corporate activities. See “Use of Proceeds.”

Cash dividend to be paid in connection with the offering	Contingent upon the closing of this offering, we intend to pay to certain existing preferred stockholders a cash dividend in an aggregate amount of $ . Purchasers of our common stock in this offering will not be entitled to receive any portion of this dividend.

Proposed Nasdaq National Market symbol	MIPI
The number of shares of common stock that will be outstanding immediately after this offering is based on                      shares of common stock outstanding as of                           , 2005. The number of shares of common stock to be outstanding after this offering assumes the automatic conversion, upon the completion of this offering, of all shares of our preferred stock outstanding as of                           , 2005 into an aggregate of                      shares of our common stock and                      shares of common stock issuable upon the exercise of common stock warrants outstanding as of                           , 2005 that will expire on or prior to the completion of this offering.
The number of shares of common stock to be outstanding after this offering excludes the following shares:

•	shares of common stock issuable upon the exercise of stock options outstanding as of , 2005, of which options having a weighted-average exercise price of $ per share were exercisable as of , 2005; and

•	shares of common stock available for future grants under our 2006 Equity Incentive Plan.

In addition, unless otherwise indicated, all information in this prospectus assumes:

•	a 1-for- reverse split of our common stock to be effected before the completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data
The summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2004 and 2005, and the summary consolidated balance sheet data as of September 30, 2005, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected pro forma consolidated balance sheet data as of September 30, 2005 is derived from unaudited pro forma consolidated financial statements not included in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Research and development grant revenue	$624	$723	$569	$372	$681
Operating expenses:
Research and development	2,317	2,774	5,381	3,705	6,318
General and administrative	1,562	1,266	3,520	2,527	6,041
Amortization of licensed patent rights	3,798	—	—	—	—

Total operating expenses	7,677	4,040	8,901	6,232	12,359

Loss from operations	(7,053)	(3,317)	(8,332)	(5,860)	(11,678)

Other (expense) income
Interest income	3	1	20	17	300
Interest expense	(6)	(3)	(3)	(1)	(15)
Interest expense — related parties	(28)	(29)	—	—	—

Total other (expense) income, net	(31)	(31)	17	16	285

Net loss	(7,084)	(3,348)	(8,315)	(5,844)	(11,393)
Redeemable convertible preferred stock dividends and accretion of issuance costs	—	(613)	(1,312)	(975)	(2,772)

Net loss attributable to common stockholders	$(7,084)	$(3,961)	$(9,627)	$(6,819)	$(14,165)

Net loss per share attributable to common stockholders — basic and diluted	$(0.63)	$(0.19)	$(0.43)	$(0.31)	$(0.56)

Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	11,275	21,090	22,641	22,333	25,159

Pro forma net loss per common share — basic and diluted			$( )		$( )

Shares used in computing pro forma net loss per common share — basic and diluted

	As of September 30, 2005

			Pro Forma
	Actual	Pro Forma(1)	As Adjusted(2)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,719
Working capital	18,295
Total assets	24,741
Long-term obligations, net of current portion	3,901
Redeemable convertible preferred stock	44,512
Total stockholders (deficit) equity	(28,594)

(1)	On a pro forma basis to give effect to (i) the conversion of all of our shares of preferred stock outstanding as of September 30, 2005 into shares of common stock upon the completion of this offering, (ii) the payment to certain preferred stockholders of a cash dividend in an aggregate amount of $ , (iii) the election of certain preferred stockholders to receive in the aggregate shares of common stock in lieu of a cash dividend and (iv) the exercise of warrants outstanding as of September 30, 2005 that will expire on or prior to the completion of this offering for shares of common stock.

(2)	On a pro forma as adjusted basis to give effect to the sale of all of the shares of common stock in this offering at an assumed public offering price of $ per share (the midpoint of the expected price range), after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.
Risks Related to Our Product Candidates and Operations
We are largely dependent on the success of our lead product candidate, Zemiva, and we may not be able to successfully commercialize this potential product.
We have incurred and will continue to incur significant costs relating to the development and marketing of our lead product candidate, Zemiva. We have not obtained approval to market this potential product in any jurisdiction and we may never be able to obtain approval or, if approvals are obtained, to commercialize Zemiva successfully. If we fail to successfully commercialize Zemiva, we may be unable to generate sufficient revenue to sustain and grow our business, and our business, financial condition and results of operations will be adversely affected.
We have only recently begun to direct significant efforts toward the expansion of our scientific staff and research capabilities to identify and develop product candidates in addition to Zemiva. We do not know whether our planned preclinical development or clinical trials for these other product candidates will begin on time or be completed on schedule, if at all. In addition, we do not know whether any of our clinical trials will result in marketable products. We do not anticipate that any additional product candidates will reach the market for at least several years, if at all.
If we fail to obtain regulatory approval of Zemiva, or any of our other current or future product candidates, we will be unable to commercialize these potential products in the United States.
The development, testing, manufacturing and marketing of our product candidates are subject to extensive regulation by governmental authorities in the United States. In particular, the process of obtaining FDA approval is costly and time consuming, and the time required for such approval is uncertain. Our product candidates must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA. Such regulatory review includes the determination of manufacturing capability and product performance. Generally, only a small percentage of pharmaceutical products are ultimately approved for commercial sale.
We can give no assurance that our current or future product candidates will be approved by the FDA or any other governmental body. In addition, there can be no assurance that all necessary approvals will be granted for future product candidates or that FDA review or actions will not involve delays caused by the FDA’s request for additional information or testing that could adversely affect the time to market for and sale of our product candidates. Further failure to comply with applicable regulatory requirements can, among other things, result in the suspension of regulatory approval as well as possible civil and criminal sanctions.
Failure to enroll patients in our clinical trials may cause delays in developing Zemiva or any of our other current or future product candidates.
We may encounter delays in the development and commercialization, or fail to obtain marketing approval, of Zemiva or any other future product candidate if we are unable to enroll enough patients to complete clinical trials. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the severity of illness of the population, the size of the patient population, the nature of the clinical protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial and competing clinical trials. Delays in planned patient enrollment may result in increased costs and harm our ability to complete our clinical trials and obtain regulatory approval.
Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.
Significant delays in clinical testing could materially impact our product development costs. We currently expect that, following this offering and based on our current expected clinical protocols, we will expend at least $10 million in connection with additional clinical trials for Zemiva. We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence and continue a study, delays in reaching agreement on acceptable clinical study terms with prospective sites, delays in obtaining institutional review board approval to conduct a study at a prospective site and delays in recruiting patients to participate in a study.
In addition, we typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to oversee the operations of these clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion. Significant delays in testing or regulatory approvals for any of our current or future product candidates, including Zemiva, could prevent or cause delays in the commercialization of such product candidates, reduce potential revenues from the sale of such product candidates and cause our costs to increase.
Our clinical trials for any of our current or future product candidates may produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for these product candidates or cease our trials.
We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA, or the applicable foreign regulatory agency, that the product candidate is safe and effective. We have recently completed a Phase 2b clinical trial for Zemiva and are currently planning a Phase 3 clinical trial for Zemiva. In addition, we intend to commence a Phase 1 clinical trial for Ultratrace MIBG in calendar year 2006. We do not know whether our existing or future clinical trials will demonstrate safety and efficacy sufficiently to result in marketable products. Because our clinical trials for Zemiva and our other product candidates may produce negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for these product candidates or cease our clinical trials. If this occurs, we may not be able to obtain approval for these product candidates or our anticipated time to market for these product candidates may be substantially delayed and we may also experience significant additional development costs. We may also be required to undertake additional clinical testing if we change or expand the indications for our product candidates.
If approved, the commercialization of our product candidates, including Zemiva, may not be profitable due to the need to develop sales, marketing and distribution capabilities, or make arrangements with a third party to perform these functions.
In order for the commercialization of our potential products to be profitable, our products must be cost-effective and economical to manufacture on a commercial scale. Subject to regulatory approval, we expect to incur significant sales, marketing, distribution and, to the extent we do not outsource manufacturing, manufacturing expenses in connection with the commercialization of Zemiva and our other potential products as we do not currently have a dedicated sales force, we do not have manufacturing capability, and we have no experience in the sales, marketing and distribution of pharmaceutical products. In order to commercialize Zemiva or any of our other potential products that we develop, we must develop sales, marketing and distribution capabilities or make arrangements with a third party to perform these functions. Developing a sales force is expensive and time-consuming, and we may not be able to develop this capacity. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate significant revenue and may not become profitable. Our future profitability will depend on many factors, including, but not limited to:

•	the costs and timing of developing a commercial scale manufacturing facility or the costs of outsourcing the manufacturing of Zemiva;

•	receipt of FDA approval of Zemiva and our other product candidates, as applicable;

•	the terms of any marketing restrictions or post-marketing commitments imposed as a condition of approval by the FDA or foreign regulatory authorities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	costs of establishing sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.
Even if we receive regulatory approval for Zemiva or any of our other product candidates, we may not ever receive significant revenues from any of them. To the extent that we are not successful in commercializing our potential products, we will incur significant additional losses and the price of our common stock will be negatively affected.
We do not have patent rights to the composition of Zemiva, and if we cannot gain and exploit a period of marketing exclusivity under the Food, Drug & Cosmetic Act, as amended, we may not be able to successfully commercialize Zemiva or our other product candidates.
We do not have patent rights to the composition of Zemiva. The original patent protecting BMIPP, the underlying active molecule in Zemiva, expired in 2003. We believe that Zemiva is a new chemical entity in the United States and should be eligible for market exclusivity under the Food, Drug & Cosmetic Act, or FDCA, as amended by the Hatch-Waxman Act of 1984. A drug can be classified as a new chemical entity if the FDA has not previously approved any other new drug containing the same active agent. Under sections 505(c)(3)(D)(ii) and 505(j)(5)(D)(ii) of the FDCA, as amended by the Hatch-Waxman Act of 1984, a new chemical entity that is granted regulatory approvals may, in the absence of patent protections, be eligible for five years of marketing exclusivity in the United States following regulatory approval. This marketing exclusivity will protect us from any other applicant utilizing the materials in support of our new drug application, or NDA, during the exclusivity period. There is, however, no assurance that Zemiva will, in fact, be considered a new chemical entity for these purposes or be entitled to the period of marketing exclusivity. If we are not able to gain or exploit the period of marketing exclusivity, we may not be able to successfully commercialize Zemiva or may face significant competitive threats to such commercialization from other manufacturers, including the manufacturers of generic alternatives. Further, even if Zemiva is considered a new chemical entity and we are able to gain five years of marketing exclusivity, another company could also gain such marketing exclusivity under the provisions of the FDCA, as amended by the Hatch-Waxman Act if such company can complete a full NDA with a complete human clinical trial process and obtain regulatory approval of its product.

Our proprietary rights may not adequately protect our intellectual property and product candidates and if we cannot obtain adequate protection of our intellectual property and product candidates, we may not be able to successfully market our product candidates.
Our commercial success will depend in part on obtaining and maintaining intellectual property protection for our technologies and product candidates. We will only be able to protect our technologies and product candidates from unauthorized use by third parties to the extent that valid and enforceable patents cover them, or that other market exclusionary rights apply. Most notably, our lead compound Zemiva is not covered by patent rights, and as such we depend on obtaining the five year period of marketing exclusivity under the FDCA for Zemiva as a new chemical entity. Failure to obtain this marketing exclusivity right would permit competitors to gain access to this market.
While we have issued and enforceable patents covering our oncology product candidate MIP-220, our cardiology product candidate MIP-200, our neurology product candidate MIP-170, and our Ultratrace radiolabeling technology platform, some of the patent rights for these compounds and technologies are still pending patent applications. We cannot guarantee these patent applications will issue as patents. The patent positions of life sciences companies like ours can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Accordingly, we cannot predict the breadth of claims that may be allowed or that the scope of these patent rights would provide a sufficient degree of future protection that would permit us to gain or keep our competitive advantage with respect to these products and technology. Additionally, life science companies like ours are dependent on creating a pipeline of products. We may not be able to develop additional proprietary technologies or product candidates, that produce commercially viable products, or that are themselves patentable.
Our issued patents may be subject to challenge and possibly invalidated by third parties. Changes in either the patent laws or in the interpretations of patent laws in the United States or other countries may diminish the market exclusionary value of our intellectual property.
In addition, others may independently develop similar or alternative compounds and technologies that may be outside the scope of our intellectual property. Should third parties obtain patent rights to similar compounds or radiolabeling technology, this may have an adverse effect on our business.
We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. In particular, we rely on trade secrets to protect certain manufacturing aspects of our compound Zemiva. Trade secrets, however, are difficult to protect. While we believe that we use reasonable efforts to protect our trade secrets, our own or our strategic partners’ employees, consultants, contractors or advisors may unintentionally or willfully disclose our information to competitors. We seek to protect this information, in part, through the use of non-disclosure and confidentiality agreements with employees, consultants, advisors and others. These agreements may be breached, and we may not have adequate remedies for a breach. In addition, we cannot ensure that those agreements will provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure.
To the extent that consultants or key employees apply technological information independently developed by them or by others to our product candidates, disputes may arise as to the proprietary rights of the information, which may not be resolved in our favor. Consultants and key employees that work with our confidential and proprietary technologies are required to assign all intellectual property rights in their discoveries to us. However, these consultants or key employees may terminate their relationship with us, and we cannot preclude them indefinitely from dealing with our competitors. If our trade secrets become known to competitors with greater experience and financial resources, the competitors may copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. If we were to prosecute a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets than courts in the United States. Moreover, if our competitors independently develop equivalent knowledge, we would lack any contractual claim to this information, and our business could be harmed.
Our ability to commercialize our product candidates will depend on our ability to sell such products without infringing the patent or proprietary rights of third parties. If we are sued for infringing intellectual property rights of third parties, such litigation will be costly and time consuming and an unfavorable outcome would have a significant adverse effect on our business.
Our ability to commercialize our product candidates will depend on our ability to sell such products without infringing the patents or other proprietary rights of third parties. Third-party intellectual property in the fields of cardiology, oncology, neurology, and radiopharmaceutical technologies are complicated, and third-party intellectual property rights in these fields are continuously evolving. We have not performed searches for third-party intellectual property rights that may raise freedom-to-operate issues, and we have not obtained legal opinions regarding commercialization of our product candidates. As such, there may be existing patents that may affect our ability to commercialize our product candidates.
In addition, because patent applications are published 18 months after their filing, and because applications can take several years to issue, there may be currently pending third-party patent applications that are unknown to us, which may later result in issued patents. If a third party claims that we infringe on its patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including:

•	infringement claims that, with or without merit, can be costly and time consuming to litigate, can delay the regulatory approval process and can divert management’s attention from our core business strategy;

•	substantial damages for past infringement which we may have to pay if a court determines that our products or technologies infringe upon a competitor’s patent or other proprietary rights;

•	a court order prohibiting us from commercializing our products or technologies unless the holder licenses the patent or other proprietary rights to us, which such holder is not required to do;

•	if a license is available from a holder, we may have to pay substantial royalties or grant cross licenses to our patents or other proprietary rights; and

•	redesigning our process so that it does not infringe the third-party intellectual property, which may not be possible, or which may require substantial time and expense including delays in bringing our own products to market.

Such actions could harm our competitive position and our ability to generate revenue and could result in increased costs.
We may be unable to obtain orphan drug marketing exclusivity for Ultratrace MIBG, and if another party obtains orphan drug exclusivity instead, approval of our product for the same indication could be prevented for seven years.
Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is defined by the FDA as a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation does not shorten the development or regulatory review time of a drug, but does provide limited advantages in the regulatory review and approval process. The company that obtains the first FDA approval for a designated orphan drug indication receives marketing exclusivity for use of that drug for that indication for a period of seven years. We believe that one or more of the neuroendocrine tumors that we are targeting for treatment by Ultratrace MIBG (neuroblastoma, pheochromocytoma, and carcinoid) are sufficiently rare such that Ultratrace MIBG could qualify for orphan drug designation, and we intend to seek orphan drug designation and exclusive marketing rights for Ultratrace MIBG on that basis. If a competitor obtains regulatory approval prior to us for the same drug and orphan indications, we may be prevented from obtaining approval for such indications for seven years. Moreover, even if we obtain orphan drug exclusivity for one or more indications, our exclusivity may be lost if the FDA later determines that the request for designation was materially defective, or if we are unable to assure sufficient quantity of the drug. Orphan drug exclusivity for Ultratrace MIBG also would not prevent a competitor from obtaining approval of a different drug to treat the same orphan indications.
If our product candidates, including Zemiva, do not gain market acceptance among physicians, patients and the medical community, we will be unable to generate significant revenue, if any.
The products that we develop may not achieve market acceptance among physicians, patients, third-party payers and others in the medical community. If we receive the regulatory approvals necessary for commercialization, the degree of market acceptance will depend upon a number of factors, including:

•	limited indications of regulatory approvals;

•	the establishment and demonstration in the medical community of the clinical efficacy and safety of our product candidates and their potential advantages over existing diagnostic compounds;

•	the prevalence and severity of any side effects;

•	our ability to offer our product candidates at an acceptable price;

•	the relative convenience and ease of administration of our products;

•	the strength of marketing and distribution support; and

•	sufficient third-party coverage or reimbursement.
The market may not accept Zemiva based on any number of the above factors. If Zemiva is approved, its primary competition in the emergency department setting will be the current standard of care, which involves several diagnostic products, and its primary competition in the non-acute setting will be existing perfusion agents such as Cardiolite and Myoview. The market may choose to continue utilizing the existing products for any number of reasons, including familiarity with or pricing of these existing products. The failure of Zemiva or any of our product candidates to gain market acceptance could impair our ability to generate revenue, which could have a material adverse effect on our future business, financial condition and results of operations.
We have no commercial manufacturing facility for Zemiva or any of our other product candidates and no experience in manufacturing products for commercial purposes and the failure to find manufacturing partners or create a manufacturing facility ourselves could have an adverse impact on our ability to grow our business.
We have no commercial manufacturing facility for Zemiva or our other product candidates and no experience in manufacturing commercial quantities of our product candidates. As such, we are dependent on third parties to supply Zemiva according to our specifications, in sufficient quantities, on time, in compliance with appropriate regulatory standards and at competitive prices. We cannot be sure that we will be able to obtain an adequate supply of Zemiva or our other candidate products on acceptable terms, or at all.

Zemiva is BMIPP that has been radiolabeled with I-123. We are currently aware of only one commercial provider of BMIPP, in the United States. There is no assurance that we will be able to obtain sufficient amounts of BMIPP from this provider to produce adequate quantities of Zemiva. If this provider is unable to meet our demand, we would be required to find alternative sources of BMIPP, including producing BMIPP ourselves or contracting with third parties to produce BMIPP. We are not aware of any proprietary or technical reasons prohibiting the manufacture of BMIPP by us or a third party, however this would likely result in unforeseen costs and delays to the commercialization of Zemiva.
We have contracted with a Canadian company, MDS Nordion, to construct a manufacturing facility to radiolabel BMIPP and supply Zemiva. There can be no assurance that there will not be delays in the construction or completion of this facility. Such delays may adversely affect our ability to meet demand for Zemiva.
Manufacturers supplying biopharmaceutical products must comply with FDA regulations which require, among other things, compliance with the FDA’s evolving regulations on cGMPs, which are enforced by the FDA through its facilities inspection program. The manufacture of products at any facility will be subject to strict quality control, testing and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. Since the commercial manufacturing facility for Zemiva has not been constructed, the FDA has not certified the cGMP compliant manufacture of Zemiva. We cannot guarantee that the resultant facility will pass FDA inspection, or that future changes to cGMP manufacturing standards will not also affect the cGMP compliant manufacture of Zemiva.
Ultratrace MIBG, MIP-220, MIP-200, MIP-190 and MIP-170 are in preclinical or discovery stages. We have no commercial cGMP manufacturing capability for these candidates, and currently no third-party manufacturer for them. As such, we may not be able to obtain sufficient quantities of these product candidates as we develop our pre-clinical or clinical programs for these compounds. We will need to enter into additional manufacturing arrangements for the manufacturing needs for all other product candidates. We have not yet determined if we will construct our own manufacturing facility for these product candidates, or if MDS Nordion will be contracted to fulfill this role, or if another manufacturer will be sought. We cannot guarantee that a suitable manufacturer for these product candidates will be found, or that we will be able to secure manufacturing agreements on acceptable terms with any of these manufacturers. We also cannot guarantee that such manufacturer will be able to supply sufficient quantities of our product candidates, or that they will meet the requirements for clinical testing and cGMP manufacturing.
If we fail to attract and retain senior management, consultants, advisors and scientific and technical personnel, our product development and commercialization efforts could be impaired.
Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel, particularly David Barlow, our Chairman and Chief Executive Officer, and John Babich, our President and Chief Scientific Officer. Although we have entered into employment agreements with five members of our senior management, David Barlow, John Babich, John McCray, Nicholas Borys and Bob Gallahue, there is no assurance that they will remain in our employ for the entire term of such employment agreements. The loss of the services of any member of our senior management or our scientific or technical staff may significantly delay or prevent the development of our product candidates and other business objectives by diverting management’s attention to transition matters and identification of suitable replacements, if any, and could have a material adverse effect on our business, operating results and financial condition. We only maintain key man life insurance on David Barlow and John Babich.
We also rely on consultants and advisors to assist us in formulating our research and development strategy. All of our consultants and advisors are either self-employed or employed by other organizations, and they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, that may affect their ability to contribute to us.
In addition, we believe that we will need to recruit additional executive management and scientific and technical personnel. There is currently intense competition for skilled executives and employees with relevant scientific and technical expertise, and this competition is likely to continue. The inability to attract and retain sufficient scientific, technical and managerial personnel could limit or delay our product development efforts, which would adversely affect the development of our product candidates and commercialization of our potential products and growth of our business.
We expect to expand our research, development, clinical research and marketing capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
We expect to have significant growth in expenditures, the number of our employees and the scope of our operations, in particular with respect to those potential products that we elect to commercialize independently or together with others. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to train qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plan or disrupt our operations.
We will need to raise additional funds in order to finance the anticipated commercialization of our product candidates by incurring indebtedness, through collaboration and licensing arrangements, or by issuing securities which may cause dilution to existing stockholders or require us to relinquish rights to our technologies and our product candidates.
Developing our product candidates, conducting clinical trials, establishing manufacturing facilities and developing marketing and distribution capabilities is expensive. We will need to finance future cash needs through additional public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution. Debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that are not favorable to us.
We have a history of losses and expect to continue to incur losses and may not achieve or maintain profitability.
We have incurred net losses every year since our inception in 1997 and have generated no revenue from product sales or licenses to date. As of September 30, 2005, we had an accumulated deficit of approximately $51.2 million. We expect to incur additional losses for at least the next several years and cannot be certain that we will ever achieve profitability. As a result, our business is subject to all of the risks inherent in the development of a new business enterprise, such as the risk that we may not obtain substantial additional capital needed to support the expenses of developing our technology and commercializing our potential products; develop a market for our potential products; successfully transition from a company with a research focus to a company capable of either manufacturing and selling potential products or profitably licensing our potential products to others; and/or attract and retain qualified management, technical and scientific staff.

We currently have no significant source of revenue and may never become profitable.
To date, we have not generated any revenue for product sales and we do not know when or if any of our product candidates will generate revenue. Our ability to generate revenue depends on a number of factors, including our ability to successfully complete our ongoing clinical trials for Zemiva and obtain regulatory approval to commercialize this potential product. Even then, we will need to establish and maintain sales, marketing, distribution and to the extent we do not outsource manufacturing, manufacturing capabilities. We plan to rely on one or more strategic collaborators to help generate revenues in markets outside of the United States, and we cannot be sure that our collaborators, if any, will be successful. Our ability to generate revenue will also be impacted by certain challenges, risks and uncertainties frequently encountered in the establishment of new technologies and products in emerging markets and evolving industries. These challenges include our ability to:

•	execute our business model;

•	create brand recognition;

•	manage growth in our operations;

•	create a customer base cost-effectively;

•	retain customers;

•	access additional capital when required; and

•	attract and retain key personnel.
We cannot be certain that our business model will be successful or that it will successfully address these and other challenges, risks and uncertainties. If we are unable to generate significant revenue, we may not become profitable, and we may be unable to continue our operations. Even if we are able to commercialize Zemiva, we may not achieve profitability for at least several years, if at all, after generating material revenue.
We currently have an existing material weakness in our internal control over financial reporting. If we are unable to improve and maintain the quality of our system of internal control over financial reporting, any deficiencies could materially and adversely affect our ability to report timely and accurate financial information about us.
In connection with the audit of our 2004 consolidated financial statements, management identified a material weakness in our internal control over financial reporting. This was a matter that, in our judgment could adversely affect our ability to record, process, summarize and report financial information consistent with the assertions of management in our financial statements. A material weakness is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. Specifically, our controls over the application of generally accepted accounting principles were ineffective as a result of insufficient resources and training in the accounting and finance function. This resulted in a number of post-close adjustments and corrections. We cannot be certain that the measures we have taken or plan to take will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain adequate controls or to adequately implement required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal control could also cause investors to lose confidence in our reported financial information.
Beginning no later than with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, we will be required to furnish a report by our management on the effectiveness of our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. This report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of such internal control. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our independent registered public accountants are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal control), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.
Because we have operated as a private company, we have limited experience in complying with public company reporting obligations, including Section 404 of the Sarbanes-Oxley Act of 2002.
We are a small company with limited resources. We have operated as a private company not subject to many of the requirements applicable to public companies including Section 404 of the Sarbanes-Oxley Act of 2002. The number and qualifications of our finance and accounting staff are consistent with those of a private company. We may encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. Furthermore, we have only recently begun a formal process to evaluate our internal control over financial reporting. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal control over financial reporting continues to evolve, substantial uncertainty exists regarding our ability to comply by applicable deadlines.
We have relied on government funding, which could require us to take action with respect to our technology or patents that may not be in our best interest and which, if lost or reduced, could have an adverse effect on our research and development.
We have relied on government research grants for a portion of our funding, including grants awarded by the National Institutes of Health under the Small Business Innovation Research program and the Small Business Technology Transfer program. As of September 30, 2005, we had been awarded a total of approximately $4.5 million in grants pursuant to these programs and have recognized approximately $3.5 million of such awards as revenue, representing approximately 14% of our total research and development expenses through September 30, 2005. Most of our government grants have been awarded as Phase 1 grants and we expect to file Phase 2 grant applications where appropriate, but we cannot be assured that these grants or any new Phase 1 grant applications will be awarded to us, nor can we be sure that we will continue to be eligible to receive such grants once this offering is completed.
Under the terms of our government grants, we have all right, title and interest in our patents, copyrights and data pertaining to our product development, subject to certain rights of the government. Under existing regulations, the government receives a royalty-free license for federal government use for all patents developed under a government grant. In addition, under certain circumstances the government may require us to license technology resulting from the government funded projects to third parties and may require that we manufacture our product in the United States, even if we determine that such actions are not in our best interest.
Funding of government grants is subject to government appropriation and all of our government contracts contain provisions which make them terminable at the convenience of the government. The government could terminate, reduce or delay the funding under any of our grants at any time. Accordingly, there is no assurance that we will receive funding of any grants that we may be awarded, including the approximately $1.0 million remaining portion of grants that we had been awarded as of September 30, 2005. In the event we are not successful in obtaining any new government grants or extensions to existing grants, our research and development efforts could be adversely affected.

Risks Related to Our Industry
Our competitors may develop products that are less expensive, safer or more effective, which may diminish or eliminate the commercial success of any potential products that we may commercialize.
If our competitors market products that are less expensive, safer or more effective than our future products developed from our product candidates, or that reach the market before our product candidates, we may not achieve commercial success. For example, if approved, Zemiva will compete in the emergency department setting with the current standard of care in the assessment of chest pain patients who present to emergency departments. This standard involves several diagnostic products and procedures, in some cases involving the use of perfusion imaging agents, which in the aggregate may require several hours or days of hospitalization to reach an ultimate diagnosis. If approved, Zemiva’s primary competition in the non-acute setting will be perfusion imaging agents such as Cardiolite produced by Bristol-Myers Squibb Medical Imaging, Myoview produced by GE Healthcare, and generic thallium, the primary U.S. supplier being Tyco Healthcare/ Mallinckrodt. The market may choose to continue utilizing the existing products for any number of reasons, including familiarity with or pricing of these existing products. The failure of Zemiva or any of our product candidates to compete with products marketed by our competitors would impair our ability to generate revenue, which would have a material adverse effect on our future business, financial condition and results of operations.
We expect to compete with several pharmaceutical companies including Bristol-Myers Squibb Medical Imaging, GE Healthcare and Tyco Healthcare/ Mallinckrodt and our competitors may:

•	develop and market products that are less expensive or more effective than our future products;

•	commercialize competing products before we or our partners can launch any products developed from our product candidates;

•	operate larger research and development programs or have substantially greater financial resources than we do;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled technical and scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic relationships; and

•	take advantage of acquisition or other opportunities more readily than we can.

We expect to compete for market share against large pharmaceutical and biotechnology companies, smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations.
In addition, the life sciences industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our product discovery process that we believe we derive from our research approach and proprietary technologies.
The use of hazardous materials in our operations may subject us to environmental claims or liabilities.
Our research and development activities involve the use of hazardous materials, including chemicals and biological and radioactive materials. Injury or contamination from these materials may occur and we could be held liable for any damages, which could exceed our available financial resources. This liability could materially adversely affect our business, financial condition and results of operations.
We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We may be required to incur significant costs to comply with environmental laws and regulations in the future that could materially adversely affect our business, financial condition and results of operations.
If we fail to comply with extensive regulations enforced by the FDA and other agencies with respect to pharmaceutical products, the commercialization of our product candidates could be prevented, delayed or halted.
Research, preclinical development, clinical trials, manufacturing and marketing of our product candidates are subject to extensive regulation by various government authorities. We have not received marketing approval for Zemiva or our other product candidates. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive, and the time required for such approvals is uncertain. The approval process is affected by such factors as:

•	the severity of the disease;

•	the quality of submission relating to the product candidate;

•	the product candidate’s clinical efficacy and safety;

•	the strength of the chemistry and manufacturing control of the process;

•	the manufacturing facility compliance;

•	the availability of alternative treatments;

•	the risks and benefits demonstrated in clinical trials; and

•	the patent status and marketing exclusivity rights of certain innovative products.
Any regulatory approvals that we or our partners receive for our product candidates may also be subject to limitations on the indicated uses for which the product candidate may be marketed or contain requirements for potentially costly post-marketing follow-up studies. The subsequent discovery of previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product candidate and withdrawal of the product candidate from the market.
U.S. manufacturing, labeling, storage and distribution activities also are subject to strict regulating and licensing by the FDA. The manufacturing facilities for our biopharmaceutical products are subject to periodic inspection by the FDA and other regulatory authorities and from time to time, these agencies may send notice of deficiencies as a result of such inspections. Our failure, or the failure of our biopharmaceutical manufacturing facilities, to continue to meet regulatory standards or to remedy any deficiencies could result in corrective action by the FDA or these other authorities, including the interruption or prevention of marketing, closure of our biopharmaceutical manufacturing facilities, and fines or penalties.
Regulatory authorities also will require post-marketing surveillance to monitor and report to the FDA potential adverse effects of our product candidates. Congress or the FDA in specific situations can modify the regulatory process. If approved, any of our product candidates’ subsequent failure to comply with applicable regulatory requirements could, among other things, result in warning letters, fines, suspension or revocation of regulatory approvals, product recalls or seizures, operating restrictions, injunctions and criminal prosecutions.
The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action. If we are not able to maintain regulatory compliance, we might not be permitted to market our product candidates and our business could suffer.
In the future, we intend to distribute and sell our potential products outside of the United States, which will subject us to further regulatory risk.
In addition to seeking approval from the FDA for Zemiva in the United States, we intend to seek the governmental approval required to market Zemiva and our other potential products in European Union countries such as the United Kingdom, France, Germany, Belgium, Holland and Italy through third parties. We may in the future also seek approvals for additional countries. The regulatory review process varies from country to country, and approval by foreign government authorities is unpredictable, uncertain and generally expensive. Our ability to market our potential products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances. We anticipate commencing the applications required in some or all of these countries following approval by the FDA; however, we may decide to file applications in advance of the FDA approval if we determine such filings to be both time and cost effective. If we export any of our potential products that have not yet been cleared for domestic commercial distribution, such products may be subject to FDA export restrictions. Marketing of our potential products in these countries, and in most other countries, is not permitted until we have obtained required approvals or exemptions in each individual country. Failure to obtain necessary regulatory approvals could impair our ability to generate revenue from international sources.
Market acceptance of our potential products will be limited if users are unable to obtain adequate reimbursement from third-party payers.
Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like our product candidates, and our commercial success will depend in part on these third-party payers agreeing to reimburse patients for the costs of our potential products. Even if we succeed in bringing any of our product candidates to market, we cannot assure you that third-party payers will consider our potential products cost effective or provide reimbursement in whole or in part for their use.
Significant uncertainty exists as to the reimbursement status of newly approved health care products. Each of our product candidates is intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our product candidates are less safe, effective or cost-effective than these existing therapies or procedures. Therefore, third-party payers may not approve our products candidates for reimbursement.
If third-party payers do not approve our product candidates for reimbursement or fail to reimburse for them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and the ability of our potential collaborators to sell our potential products on a profitable basis.
The trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our products which could adversely affect our business, financial condition and results of operations.
In addition, legislation and regulations affecting the pricing of our product candidates may change in ways adverse to us before or after the FDA or other regulatory agencies approve any of our product candidates for marketing. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agencies adopt these proposals, they could materially adversely affect our business, financial condition and results of operations.

Product liability claims may damage our reputation and, if insurance proves inadequate, the product liability claims may harm our business.
We may be exposed to the risk of product liability claims that is inherent in the biopharmaceutical industry. A product liability claim may damage our reputation by raising questions about our product’s safety and efficacy and could limit our ability to sell one or more products by preventing or interfering with commercialization of our potential products.
In addition, product liability insurance for the biopharmaceutical industry is generally expensive to the extent it is available at all. There can be no assurance that we will be able to obtain and maintain such insurance on acceptable terms or that we will be able to secure increased coverage if the commercialization of our potential products progresses, or that future claims against us will be covered by our product liability insurance. Moreover, there can be no assurance that the existing coverage of our insurance policy and/or any rights of indemnification and contribution that we may have will offset any future claims. We currently maintain product liability insurance of $10 million per occurrence and in the aggregate for clinical trial related occurrences only. We believe that this coverage is currently adequate based on current and projected business activities and the associated risk exposure, although we expect to increase this coverage as our business activities and associated risks grow. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage and not subject to any indemnification or contribution could have a material adverse effect on our business, financial condition and results of operations.
We could be negatively impacted by the application or enforcement of federal and state fraud and abuse laws, including anti-kickback laws and other federal and state anti-referral laws.
We are not aware of any current business practice which is in violation of any federal or state fraud and abuse law. However, continued vigilance to assure compliance with all potentially applicable laws will be a necessary expense associated with product development. For example, all product marketing efforts must be strictly scrutinized to assure that they are not associated with improper remunerations to referral sources in violation of the federal Anti-Kickback Statute and similar state statutes. Remunerations may include potential future activities for our product candidates, including discounts, rebates and bundled sales, which must be appropriately structured to take advantage of statutory and regulatory “safe harbors.” From time to time we engage physicians in consulting activities. In addition, we may decide to sponsor continuing medical education activities for physicians or other medical personnel. We also may award or sponsor study grants to physicians from time to time. All relationships with physicians, including consulting arrangements, continuing medical education and study grants, must be similarly reviewed for compliance with the Anti-Kickback Statute to assure that remuneration is not provided in return for referrals. Patient inducements may also be unlawful. Inaccurate reports of product pricing, or a failure to provide product at an appropriate price to various governmental entities, could also serve as a basis for an enforcement action under various theories.
Claims which are “tainted” by virtue of kickbacks or a violation of self-referral rules may be alleged as false claims if other elements of a violation are established. The federal False Claims Act, which includes a provision allowing whistleblowers to bring actions on behalf of the federal government and receive a portion of the recovery, applies to those who submit a false claim and those who cause a false claim to be submitted. Because our potential customers may seek payments from the federal healthcare programs for our product candidates, even during the clinical trial stages, we must assure that we take no actions which could result in the submission of false claims. For example, free product samples which are knowingly or with reckless disregard billed to the federal healthcare programs could constitute false claims. If the practice was facilitated or fostered by us, we could be liable. Moreover, inadequate accounting for or a misuse of federal grant funds used for product research and development could be alleged as a violation of the False Claims Act or other relevant statutes.
The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations, and additional legal or regulatory change.

Risks Related To Our Common Stock and This Offering
As a result of prior sales of our equity securities at prices lower than the price in this offering, you will incur immediate and substantial dilution of your investment.
Purchasers of our common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, assuming an initial public offering price of $           per share, you will experience immediate and substantial dilution of approximately $           per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of our common stock in this offering will have contributed approximately           % of the aggregate price paid by all purchasers of our common stock but will own only approximately           % of our common stock outstanding after this offering. See the section captioned “Dilution.”
Our stock price may fluctuate significantly and you may not be able to resell your shares at or above the initial public offering price.
Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price due to fluctuation in the market price of the common stock arising from changes in our operating performance or prospects. In addition, the stock market, particularly in recent years, has experienced significant volatility particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause this volatility in the market price of our common stock include:

•	results from and any delays in our clinical trials;

•	failure or delays in entering additional product candidates into clinical trials;

•	failure or discontinuation of any of our research programs;

•	delays in establishing new strategic relationships;

•	delays in the development or commercialization of our potential products;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	actual and anticipated fluctuations in our financial and operating results;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	issues in manufacturing our potential products;

•	market acceptance of our potential products;

•	third-party healthcare reimbursement policies;

•	FDA or other domestic or foreign regulatory actions affecting us or our industry;

•	litigation or public concern about the safety of our product candidates; and

•	additions or departures of key personnel.
These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.
If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in entrenchment of management or conflicts of interest that could cause our stock price to decline.
Our executive officers, directors, and their affiliates will beneficially own or control approximately           % of the outstanding shares of our common stock (after giving effect to the conversion of all outstanding convertible preferred stock following the completion of this offering. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that entrenchment of management or conflicts of interest may exist or arise.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                     shares of common stock based on the number of shares outstanding as of                                         ,                     . This includes the shares that we are selling in this offering, which may be resold in the public market immediately. The remaining                     shares, or           % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements, but will be able to be sold in the near future as set forth below.

Number of Shares and
% of Total Outstanding	Date Available for Sale Into Public Market

shares, or %	days, subject to extension in certain cases, after the date of this prospectus due to the lock-up agreements between the holders of these shares and the underwriters or the Company, respectively. However, the underwriters or the Company, as applicable, can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time. Sales of these shares by “affiliates” and sales of these shares by non-“affiliates” who have held such shares for less than 2 years are subject to the volume limitations, manner of sale provisions, and public information requirements of Rule 144.
In addition to the foregoing, we had options to purchase                     shares of common stock and warrants to purchase                     shares of common stock outstanding and exercisable as of September 30, 2005. We intend to register the shares of common stock issuable or reserved for issuance under our equity plans within 180 days after the date of this prospectus.
We have never paid dividends on our common stock, and except for payment of accrued dividends to certain preferred holders, we do not anticipate paying any cash dividends in the foreseeable future.
We have paid no cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Contingent upon the closing of this offering, we intend to pay to certain existing preferred stockholders a one-time cash dividend in an aggregate amount of $          . Following the completion of this offering and except for the one-time dividend payment to certain preferred holders, we do not anticipate paying any cash dividends on our capital stock for the foreseeable future. In addition, the terms of existing or any future debt facilities may preclude us from paying dividends on our stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.
We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline, or we may use the proceeds in ways with which you disagree.
We will have considerable discretion in the application of the net proceeds of this offering. We expect to use the majority of the net proceeds of this offering to continue the development and prepare for the commercialization of our lead molecular imaging pharmaceutical candidate, Zemiva, and to initiate and expand the clinical development of Ultratrace MIBG, our lead targeted radiotherapeutic candidate for cancer. Because of the number and variability of factors that determine our use of the proceeds from this offering, our intended uses for the proceeds of this offering may vary substantially from our currently planned uses. Stockholders may not deem such uses desirable, and our use of the proceeds may not yield a significant return or any return at all for our stockholders.
We are currently a defendant in litigation with five of our stockholders regarding the pricing of a prior equity financing.
Five of our stockholders initiated a lawsuit in 2004 against us and certain directors. The claims against us are in the nature of a derivative action claiming that we were harmed by receiving less money for shares we issued in 2002 than we should have received. After commencement of this lawsuit, our Board formed a special litigation committee of disinterested directors, who then engaged separate, independent legal counsel to review these claims. The special litigation committee, in conjunction with its counsel, concluded that we should not pursue these derivative claims and we are seeking to dismiss these claims in court. There can be no assurance, however, that these claims will be dismissed or will be finally determined in our favor. Ongoing litigation could result in significant legal costs and expenses for the Company and, if the litigation were to be determined in a manner adverse to us, there could be no assurance that we will not incur further expense in the nature of damages.
Some provisions of our Restated Articles of Organization and Amended and Restated Bylaws may inhibit potential acquisition bids that you may consider favorable.
Our Restated Articles of Organization and Amended and Restated Bylaws contain provisions that may enable our Board of Directors to resist a change in control of our company even if a change in control were to be considered favorable by stockholders. These provisions include:

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	limitations on persons authorized to call a meeting of stockholders;

•	a staggered Board of Directors; and

•	supermajority voting requirements to remove directors from office.
These and other provisions contained in our charter and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interest and, therefore, could adversely affect the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Generally, you can identify these statements because they include words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons including, among others, the risks we face that are described in the section entitled “Risk Factors” and elsewhere in this prospectus.
We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.
Forward-looking statements include, but are not limited to, statements about:

•	the progress and timing of our development programs, clinical trials and pursuit of regulatory approvals for product candidates in our development pipeline;

•	our expectations and capabilities relating to the commercialization of our potential products and our product candidates in development;

•	our ability to protect our intellectual property and operate our business without infringing on the intellectual property of others;

•	our ability to compete with other companies that are developing or selling products that are competitive with our potential products;

•	our estimates regarding future operating performance and capital requirements; and

•	the impact of the Sarbanes-Oxley Act of 2002 and any future changes in accounting regulations or practices in general with respect to public companies.
Forward-looking statements speak only as of the date on which they are made and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
We will have approximately $           million in net proceeds from the sale of our common stock in this offering at an assumed public offering price of $           per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $           million.
The principal purposes of this offering are to obtain additional working capital, establish a public market for our common stock and facilitate our future access to public markets. We expect to use approximately $           of the net proceeds of this offering to continue the development and prepare for the commercialization of our lead molecular imaging pharmaceutical candidate, Zemiva, and approximately $           to initiate and expand the clinical development of Ultratrace MIBG, our lead targeted radiotherapeutic candidate for cancer.
In addition, we anticipate using a portion of the net proceeds of this offering to:

•	expand our research and development programs (approximately $ );

•	advance our pre-clinical development of new product candidates (approximately $ );

•	initiate clinical development of additional indications for Zemiva (approximately $ );

•	in-license technology or invest in businesses, products or technologies that are complementary to our own (approximately $ ); and

•	fund other working capital and general corporate activities (approximately $ ).
We may use a portion of the net proceeds for the repayment of $5.0 million in debt and related interest under the terms of a Loan and Security Agreement with Ritchie Multi-Strategy Global, L.L.C. dated as of September 30, 2005. The debt will be used for working capital and general corporate activities. The obligations are secured by a first priority security interest in our assets and intellectual property. We are required to pay interest only during the first three months of the term of this loan, and thereafter the entire loan will amortize over 35 months with equal monthly principal and interest payments. The interest rate of the debt is 7.93%. In addition, as a condition to Ritchie extending the credit, we agreed to pay a fee to Ritchie in the amount of $250,000 should a liquidation event occur prior to June 30, 2006 or $300,000 should a liquidation event occur subsequent to that date. A liquidation event is defined in the agreement as including, among other things, a change in control, a sale of all or substantially all of our assets or an initial public offering of our common stock.
We may also use a portion of the net proceeds to fund partnerships with third parties for the commercial manufacturing and production of Zemiva.
We expect to use approximately $          of the net proceeds to pay to certain existing preferred stockholders a one-time cash dividend.
The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, the success of our product development efforts, competitive and technological developments, and the rate of growth, if any, of our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in cash, cash-equivalents, money market funds or short-term interest-bearing, investment-grade securities to the extent consistent with applicable regulations. We cannot predict whether the proceeds will be invested to yield a favorable return.
Based on our operating plans, we believe that the proceeds from this offering, together with our existing cash resources and government grant funding will be sufficient to finance our planned operations, including increases in spending for our Zemiva and MIBG clinical programs and for our preclinical product candidates through the second half of 2007.
DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. Upon effectiveness of this offering, all issued and outstanding shares of our preferred stock will automatically convert into shares of common stock. Pursuant to the terms of our preferred stock each holder has the right to receive payment of all accrued but unpaid dividends in the form of common stock or cash. All but                     holders of our preferred stock have elected to receive their dividend in the form of common stock. We expect to pay a cash dividend in an aggregate of $          to the holders that have elected to receive their dividends in the form of cash. Following the completion of this offering and except for the one-time dividend payment to certain preferred holders, we anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future on our common stock. Our Board of Directors has sole discretion to pay cash dividends based on our financial condition, results of operation, capital requirements, contractual obligations and other relevant factors. In the future, we may also obtain loans or other credit facilities that may restrict our ability to declare or pay dividends.

CAPITALIZATION
The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all shares of preferred stock outstanding as of September 30, 2005 into shares of common stock upon the completion of this offering, the election of certain preferred stockholders to receive in the aggregate shares of common stock in lieu of a cash payment for accrued dividends and shares of common stock issuable upon the exercise of common stock warrants outstanding as of September 30, 2005 that will expire on or prior to the completion of this offering; and

•	on a pro forma as adjusted basis to give effect to the sale of all of the shares of common stock in this offering at an assumed public offering price of $ per share, the mid-point of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.
You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and with the sections of this prospectus entitled “Use of Proceeds,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Redeemable convertible preferred stock, $0.01 par value; authorized 359,515 shares; 315,570 shares issued and outstanding	$44,512
Stockholders’ (deficit) equity:
Common stock, $0.01 par value; authorized, 115,000,000 shares; issued and outstanding, 26,466,283 shares	265
Additional paid-in capital	23,956
Note receivable from officer/stockholder	(296)
Deferred stock-based compensation	(1,365)
Deficit accumulated during the development stage	(51,154)

Total stockholders’ equity (deficit)	(28,594)

Total capitalization	$15,918

The above table does not include:

•	shares of common stock issuable upon the exercise of stock options outstanding as of , 2005, of which options having a weighted-average exercise price of $ per share were exercisable as of , 2005;

•	shares of common stock available for future grants under our 2006 Equity Incentive Plan; and

•	shares of our common stock that may be purchased by the underwriters pursuant to the underwriters over-allotment option.

DILUTION
If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.
After giving effect to the sale of shares of common stock at an assumed initial public offering price of $           per share (less estimated underwriting discounts and commissions and estimated expenses), our pro forma net tangible book value as of September 30, 2005 would have been $                     , or $           per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to you, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at September 30, 2005	$
Increase per share attributable to new investors	$

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

The following table shows on a pro forma basis at September 30, 2005, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders(1)			$		$
New investors

Totals		100%		100%

(1)	Includes the conversion of all of our outstanding shares of preferred stock into shares of common stock upon the completion of this offering and the election of certain preferred stockholders to receive in the aggregate shares of common stock in lieu of a cash payment for accrued dividends. Also includes the exercise of outstanding warrants that will expire on or prior to the completion of this offering for shares of common stock.
You will experience additional dilution upon exercise of outstanding options. See “Management — 1997 Stock Option Plan.”

SELECTED CONSOLIDATED FINANCIAL DATA
The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2004 and 2005 and for the period from January 10, 1997 (Date of Inception) to September 30, 2005, and the selected consolidated balance sheet data as of September 30, 2005, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from audited consolidated financial statements not included in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

								Period From
						Nine Months		January 10, 1997
						Ended		(Date of Inception)
	Year Ended December 31,					September 30,		to September 30,

	2000	2001	2002	2003	2004	2004	2005	2005

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue-research and development grants	$616	$214	$624	$723	$569	$372	$681	$3,539
Operating expenses:
Research and development	3,269	3,081	2,317	2,774	5,381	3,705	6,318	26,112
General and administrative	1,614	1,404	1,562	1,266	3,520	2,527	6,041	19,422
Amortization of licensed patent rights(1)	2,713	3,256	3,798	—	—	—	—	9,767

Total operating expenses	7,596	7,741	7,677	4,040	8,901	6,232	12,359	55,301

Loss from operations	(6,980)	(7,527)	(7,053)	(3,317)	(8,332)	(5,860)	(11,678)	(51,762)

Other (expense) income:
Interest income	84	32	3	1	20	17	300	468
Interest expense	—	(10)	(6)	(3)	(3)	(1)	(15)	(36)
Interest expense — related parties	—	—	(28)	(29)	—	—	—	(57)
Management fee income — related party	33	—	—	—	—	—	—	233

Total other (expense) income, net	117	22	(31)	(31)	17	16	285	608

Net loss	(6,863)	(7,505)	(7,084)	(3,348)	(8,315)	(5,844)	(11,393)	(51,154)
Redeemable convertible preferred stock dividends and accretion of issuance costs	—	—	—	(613)	(1,312)	(975)	(2,772)	(4,697)

Net loss attributable to common stockholders	$(6,863)	$(7,505)	$(7,084)	$(3,961)	$(9,627)	$(6,819)	$(14,165)	$(55,851)

Basic and diluted net loss per share attributable to common stockholders	$(0.78)	$(0.72)	$(0.63)	$(0.19)	$(0.43)	$(0.31)	$(0.56)

Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	8,832	10,437	11,275	21,090	22,641	22,333	25,159

footnotes on following page

						As of
	As of December 31,					September 30,

	2000	2001	2002	2003	2004	2005

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	$2,284	$1,217	$13	$1,711	$846	$13,719
Working capital (deficit)(1)	1,901	(2,172)	(2,128)	(1,709)	(2,566)	18,295
Total assets(2)	9,801	5,331	212	2,232	1,573	24,741
Long term obligations, net of current portion	41	24	5	158	113	3,901
Redeemable convertible preferred stock (1)	—	—	—	7,552	15,538	44,512
Total stockholders’ (deficit) equity	9,288	1,846	(5,238)	(9,023)	(17,831)	(28,594)

(1)	The significant changes in cash and cash equivalents, working capital (deficit) and redeemable convertible preferred stock as of December 31, 2003, 2004 and September 30, 2005 from the previous periods presented result from cash received from the issuance of redeemable convertible preferred stock during the periods then ended.

(2)	The significant reduction in total assets in 2000, 2001 and 2002 and in the decrease in amortization expense related to licensed patent rights in periods subsequent to 2002 results from the amortization of licensed patent rights, which was fully amortized through December 31, 2002. The significant increase in total assets from December 31, 2004 to September 30, 2005 is a result of cash received for the issuance of Series C redeemable convertible preferred stock in March and April of 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
When you read this section of this prospectus, it is important that you also read the financial statements and related notes included elsewhere in this prospectus. This section of this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and in the “Risk Factors” section of this prospectus.
Overview
We are a development stage company. We were organized and commenced operations in 1997 to provide a platform to develop and commercialize biopharmaceutical products. We have devoted substantially all of our efforts towards the research and development of our product candidates. We have had no revenue from product sales and have funded our operations through the private placement of equity securities, debt financings and government grant funding. We have never been profitable and have incurred a cumulative net loss of $51.2 million from inception through September 30, 2005.
We expect to incur significant operating losses for the next several years. Research and development expenses relating to our product candidates will continue to increase. In particular, we expect to incur increased development costs in connection with clinical trials of Zemiva which we expect to commence in the first half of 2006. General and administrative costs will increase as we prepare for the commercialization of our product candidates and as we begin to operate as a public company.
Financial Operations Overview
Revenue. Our revenue to date has been derived from National Institutes of Health, or NIH, grants. We have not had any product sales and do not expect product sales in the near future. In the future, we will seek to generate revenue from a combination of product sales and collaborative or strategic relationships as well as from further grants.
Research and Development Expense. Research and development expense consists of expenses incurred in developing and testing product candidates. These expenses consist primarily of salaries and related expenses for employees as well as fees for consultants engaged in research and development activities, fees paid to professional service providers for monitoring our clinical trials and for acquiring and evaluating clinical trial data, costs of contract manufacturing services and materials used in clinical trials, depreciation of capital resources used to develop our product candidates and facilities costs. We expense research and development costs as incurred. Certain research and development activities are partially funded by NIH grants described above. All costs related to such grants are included in research and development costs. We believe that significant investment in product development is necessary and plan to continue these investments as we seek to develop our product candidates and proprietary technologies.
General and Administrative Expense. General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, accounting, information technology and human resource functions. Other costs include facility costs not otherwise included in research and development expense, legal fees relating to patent and corporate matters and fees for accounting services.
Stock-Based Compensation Expense. Operating expenses include stock-based compensation expense. Stock-based compensation expense results from the issuance of stock-based awards such as options and restricted stock to employees, members of the Board of Directors and consultants in lieu of cash consideration for services received. We use the intrinsic value method of accounting for awards to employees and members of the Board of Directors. We use the fair value method of accounting for all other awards. In 2005, the Board of Directors engaged a qualified independent third-party valuation specialist to assist in determining the fair value of our common stock in 2004 and 2005 for the purpose of determining compensation expense. Compensation expense for options and restricted stock granted to employees and nonemployees is classified either as research and development expense or general and administrative expense based on job function of the individual receiving the grant. See discussion under “Critical Accounting Policies and Estimates — Stock-Based Compensation.”
Other (Expense) Income, Net. Other (expense) income, net includes interest income and interest expense. Interest income consists of interest earned on our cash, cash equivalents and short-term investments. Interest expense consists of interest incurred on equipment leases and on debt instruments.
Redeemable Convertible Preferred Stock Dividends and Accretion of Issuance Costs. Redeemable convertible preferred stock dividends and accretion of issuance costs consists of cumulative, undeclared dividends payable on the securities and accretion of the issuance costs and costs allocated to issued warrants to purchase common stock. The issuance costs on these shares and warrants were recorded as a reduction to the carrying value of the redeemable convertible preferred stock when issued, and are accreted to redeemable convertible preferred stock using the interest method through the earliest redemption dates of each series of redeemable convertible preferred stock (A, B and C) by a charge to additional paid-in capital and net loss attributable to common stockholders. Upon the completion of this offering, the redeemable convertible preferred stock automatically converts into common stock on a 200-for-1 basis and the cumulative but unpaid dividends are either convertible into common stock (based upon formulas established at each issuance date of the securities) or payable in cash (at the accrued amount), at the election of each holder of the redeemable convertible preferred stock. Accordingly, upon completion of this offering, we will no longer record dividends and accretion on the redeemable convertible preferred stock.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an on-going basis, we evaluate our estimates and judgments, including those related to accrued expenses, fair valuation of stock related to stock-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.
Accrued Expenses. As part of the process of preparing consolidated financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of services performed and the associated cost incurred for such services as of each balance sheet date in our consolidated financial statements. Examples of estimated expenses for which we accrue include professional service fees such as legal and accounting fees; contract service fees such as fees paid to clinical monitors, data management organizations and investigators in conjunction with clinical trials; fees paid to contract manufacturers in conjunction with the production of clinical materials; and employee bonuses. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs which have begun to be incurred, or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. Determining the date on which certain services commence, the level of services performed on or before a given date and the cost of such services often involves judgment. We make these judgments in accordance with GAAP based upon the facts and circumstances known to us. We attempt to mitigate the risk of inaccurate estimates, in part, by communicating with our service providers when other evidence of costs incurred is unavailable.
Stock-Based Compensation. We issue stock awards such as options and restricted stock to employees, members of the Board of Directors and consultants for incentive purposes and in lieu of cash consideration for services received. We use the intrinsic value method of accounting for awards to employees and members of the Board of Directors (collectively referred to as employees for purposes of stock-based compensation) rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, we have not recorded stock-based compensation expense for stock awards issued to employees in fixed amounts with exercise prices at least equal to the fair value of the underlying common stock on the measurement date. If all terms are fixed, the measurement date is the date of grant. Stock-based compensation to the extent the fair value of our common stock exceeds the exercise price of stock options granted to employees on the measurement date is recorded as deferred stock-based compensation in the equity section of the consolidated balance sheets and is amortized on a straight-line basis over the vesting period of the awards in the consolidated statement of operations. In the notes to our consolidated financial statements, we provide pro forma disclosures in accordance with SFAS No. 123 and related pronouncements and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure.
We use the fair value method of accounting for all other awards. For stock options granted to nonemployees, the fair value of the stock options is estimated using the Black-Scholes valuation model. This model utilizes the estimated fair value of the common stock and requires that, at the measurement date of the award, which is usually the date services are completed, we make assumptions with respect to the expected life of the option, the volatility of the fair value of the common stock, risk free interest rates and expected dividend yields of our common stock. Higher estimates of volatility and expected life of the option increase the value of an option and the resulting expense. Stock-based compensation computed on awards to nonemployees is recognized over the period of expected service by the nonemployee (which is generally the vesting period). As the service is performed, we are required to update these assumptions and periodically revalue unvested options and make adjustments to the stock-based compensation expense using the new valuation. These adjustments may result in additional or less stock-based compensation expense than originally estimated or recorded, with a corresponding increase or decrease in compensation expense in the consolidated statements of operations in the periods of re-measurement. Ultimately, the final compensation charge for each option grant to nonemployees is unknown until the performance of services is completed. We account for transactions in which services are received in exchange for equity instruments based either on the fair value of such services received from nonemployees or of the equity instruments issued, whichever is more reliably measured. The two factors which most effect charges or credits to operations related to stock-based compensation for nonemployee awards are the fair value of the common stock underlying stock options for which such stock-based compensation is recorded and the volatility of such fair value.
The determination of the deemed fair value of our common stock has involved significant judgments, assumptions, estimates and complexities that impact the amount of deferred stock-based compensation recorded and the resulting amortization in future periods. If we had made different assumptions, the amount of our deferred stock-based compensation, stock-based compensation expense, operating loss, net loss attributable to common stockholders and net loss per share attributable to common stockholders amounts could have been significantly different. We believe that we have used reasonable methodologies, approaches and assumptions to determine the fair value of our common stock and that stock-based deferred compensation and related amortization have been recorded properly for accounting purposes. Effective January 1, 2006, we must adopt new accounting provisions pursuant to the requirements of SFAS 123(R), Share-Based Payment, or SFAS 123(R). SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) will require us to expense share-based payment awards measured at grant date fair value. We continue to evaluate the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations. We currently expect that our adoption of SFAS 123(R) may result in additional expense for historical option awards, thereby materially impacting our operating results in future periods.
Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. This process involves us estimating our current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities. As a result of our historical operating losses, as of December 31, 2004, we had federal tax net operating loss carryforwards of approximately $20 million and research and development tax credits of $1.2 million, which expire at various dates through 2024. As of December 31, 2004 we had a deferred tax asset aggregating $11.3 million. We have recorded a full valuation allowance of these otherwise recognizable deferred tax assets due to the uncertainty surrounding the timing of the realization of the tax benefit. In the event that we determine in the future that we will be able to realize all or a portion of the deferred tax asset, a reduction in the deferred tax valuation allowance would increase net income or reduce the net loss in the period in which such a determination is made. The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss carryforwards and credits available to be used in any given year in the event of significant changes in ownership interest, as defined. The amount of the net operating loss carryforwards that may be utilized to offset future taxable income, when earned, may be subjected to certain limitations, based upon changes in the ownership of our stock that have and/or may occur. We have not conducted an evaluation as to whether any portion of our tax loss carryforwards have been limited, and therefore, based upon the changes in ownership, a limitation may have occurred.
Results of Operations

Nine Months Ended September 30, 2004 and 2005
Revenue — Research and Development Grants. Revenue increased $308,000, or 83%, to $681,000 for the nine months ended September 30, 2005 from $373,000 for the nine months ended September 30, 2004. During each of the 2005 and 2004 periods we received funding under eight grants with the majority of reimbursable expenses recorded in the 2005 period.
Research and Development Expense. Research and development expense increased $2.6 million, or 70%, to $6.3 million for the nine months ended September 30, 2005 from $3.7 million for the nine months ended September 30, 2004. The nine months ended September 30, 2004 included the Phase 2a Zemiva clinical trial costs, while the nine months ended September 30, 2005 included costs for the Phase 2b Zemiva clinical trial which began in the second half of 2004 and continued through the first half of 2005. The Phase 2b clinical trial enrolled a significantly greater number of patients, resulting in an increase of approximately $1.1 million from the 2004 to the 2005 period. Also, contributing to the increase was the growth in the number of research and development personnel which resulted in $904,000 of additional compensation expense in the 2005 period relative to the 2004 period. Stock-based compensation contributed to a lesser extent to the increase, increasing by $106,000 to $139,000 in the 2005 period from $33,000 in the 2004 period.

As clinical sites are initiated and patients are enrolled in our clinical programs, we anticipate incurring increased costs from professional service firms helping to support the clinical program by performing independent clinical monitoring, data acquisition and data evaluation. We also anticipate incurring increased costs related to hiring of additional research and development and clinical personnel and increased costs associated with production and distribution of clinical trial material. We also expect that our research and development expense will increase as we pursue the identification and development of other product candidates, which we plan to fund through our own resources or through strategic collaborations.
General and Administrative Expense. General and administrative expense increased $3.4 million, or 136%, to $6.0 million for the nine months ended September 30, 2005 from $2.5 million for the nine months ended September 30, 2004. Of the increase, $628,000 resulted primarily from legal fees associated with stockholder litigation, patent applications, patent management and general corporate representation. Also contributing to the increase was growth in administrative headcount of four (from five to nine personnel) which amounted to $676,000 of additional expense from the 2004 to 2005 period. Stock-based compensation increased $1.6 million to $1.9 million in the 2005 period increasing from $276,000 in the 2004 period, due primarily to the effect of an increase in the fair value of our common stock on awards subject to variable accounting treatment. After completing this offering, we anticipate even greater general and administrative expenses, such as additional costs for investor relations, increased costs for Sarbanes-Oxley compliance and other activities associated with operating as a publicly-traded company. These increases will also likely include the hiring of additional finance and administrative personnel. We expect to continue to incur greater internal and external business development costs to support our various product development efforts, which can vary from period to period.
Other (Expense) Income, Net. Other income, net increased $269,000 to $285,000 for the nine months ended September 30, 2005 from $16,000 for the nine months ended September 30, 2004. During the nine months ended September 30, 2005 and 2004, interest income was $300,000 and $17,000, respectively, and other interest expense was $15,000 and $1,000, respectively. The increase in interest income for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 was primarily due to increased yields on investments resulting from greater average cash balances available for investment as a result of the sales of Series C redeemable convertible preferred stock in March and April of 2005.
Redeemable Convertible Preferred Stock Dividends and Accretion of Issuance Cost. Redeemable convertible preferred stock dividends and accretion of issuance costs increased to $2.8 million for the nine months ended September 30, 2005 from $1.0 million for the nine months ended September 30, 2004. This increase was attributable to Series B redeemable convertible preferred stock outstanding for the entire 2005 period plus the Series C redeemable convertible preferred stock outstanding for a portion of the 2005 period. Also contributing to the increase in the 2005 period was a special dividend accrued related to the Series A redeemable convertible preferred stock in February 2005. Upon completion of this offering no redeemable convertible preferred stock will be outstanding, and, accordingly, there will be no further accrual of dividends or accretion of issuance costs on these shares after completion of a public offering and the required conversion.

Years Ended December 31, 2004 and 2003
Revenue — Research and Development Grants. Revenue decreased $154,000 or 21% to $569,000 for 2004 from $723,000 for 2003. During 2004 and 2003 we received funding under eight and six grants, respectively, with the majority of reimbursable expenses recorded in 2003.
Research and Development Expense. Research and development expense increased $2.6 million, or 94%, to $5.4 million for 2004 from $2.8 million for 2003. The increase resulted primarily from Phase 2b clinical trial costs for Zemiva. The Phase 2a clinical trial was completed in the first quarter of 2003 and the Phase 2b clinical trial, which commenced in the second half of 2004, had greater than three times the number of patients (105 versus 32) and greater than twice as many sites (10 versus 4) than the Phase 2a clinical trial. Clinical trial costs increased by $1.6 million from 2003 to 2004. Also contributing to the increase were increased consulting costs of approximately $570,000 in 2004, primarily for Zemiva, and general research and development costs. Personnel and related costs increased by $300,000 for 2004 due to an increase in staffing and bonuses. The increase costs were offset in part by a decrease in stock-based compensation of $188,000 to $48,000 for 2004 from $236,000 for 2003. In 2003 certain employees received stock in lieu of cash bonuses. The balance of our research and development expense primarily consisted of indirect costs, such as costs for facilities and depreciation, as well as preclinical evaluation of other product candidates.
As clinical sites are initiated and patients are enrolled in our clinical programs, we anticipate incurring increased costs from professional service firms helping to support the clinical program by performing independent clinical monitoring, data acquisition and data evaluation. We anticipate incurring increased costs related to hiring additional research and development and clinical personnel and increased costs associated with production and distribution of clinical trial material. We also expect that our research and development expense will increase as we pursue the identification and development of other product candidates, which we plan to fund through our own resources or through strategic collaborations.
General and Administrative Expense. General and administrative expense for 2004 was $3.5 million compared to $1.3 million in 2003, an increase of $2.2 million or 178%. In 2004, legal costs related to stockholder litigation increased by $550,000 from 2003 and personnel costs, including bonuses increased by $560,000. Contributing to the increase was business consultant costs of $400,000, advertising, marketing studies and investor relations costs of $235,000 and accounting and auditing fees of $75,000, all of which increased for the period 2004. Stock-based compensation contributed to the increase to a lesser extent, with an increase of $55,000 to $311,000 in 2004 from $257,000 in 2003.
After completing this offering, we anticipate higher general and administrative expenses, such as increased costs for investor relations, Sarbanes-Oxley compliance and other activities associated with operating as a publicly-traded company. These increases will also likely include the hiring of additional personnel. We intend to continue to incur greater internal and external business development costs to support our various product development efforts, which can vary from period to period.
Other (Expense) Income, Net. Other income, net increased to $16,000 for 2004 from a net expense of $30,000 for 2003. During 2004 and 2003, interest income was $20,000 and $1,000, respectively, and interest expense was $3,000 and $32,000, respectively. The increase in interest income for 2004 compared to 2003 was primarily due to greater average cash balances available for investment, due to the sales of Series B redeemable convertible preferred stock. The decrease in interest expense was due to a decrease in indebtedness as a result of the conversion of promissory notes to Series B redeemable convertible stock.
Redeemable Convertible Preferred Stock Dividends and Accretion of Issuance Costs. Redeemable convertible preferred stock dividends and accretion of issuance costs increased to $1.3 million for 2004 and $613,000 for 2003. This increase is the result of the accrual of dividends on the Series B redeemable convertible preferred stock issued in 2004. Upon completion of this offering, no redeemable convertible preferred stock will be outstanding, and, accordingly, there will be no further accrual of dividends and accretion issuance costs on these shares.

Years Ended December 31, 2003 and 2002
Revenue — Research and Development Grants. Revenue increased $99,000, or 16%, to $723,000 for 2003 from $624,000 for 2002. During each of 2003 and 2002 we received funding under six grants, with the majority of reimbursable expenses recorded in 2003.

Research and Development Expense. Research and development expense increased $458,000, or 20%, to $2.8 million for the year ended December 31, 2003 from $2.3 million for 2002. The increase was due primarily to increased personnel and related costs. Stock-based compensation contributed with an increase of $239,000 to $236,000 for 2003 from ($3,000) for 2002. This increase was due primarily to certain employees receiving stock in lieu of cash bonuses in the 2003 period.
General and Administrative Expense. General and administrative expense decreased $300,000, or 19%, to $1.3 million for 2003 compared to $1.6 million for 2002. The change was primarily the result of decreased legal fees. Stock-based compensation increased to $257,000 for 2003 from $0 for 2002 due primarily to certain employees receiving stock in lieu of cash bonuses for the 2003 period.
Other (Expense) Income, Net. Other expense, net was approximately $30,000 for 2003 and $31,000 for 2002. This interest expense was directly related to promissory notes related to Series B stock subscriptions.
Amortization of License Patent Rights. On February 29, 2000, we acquired all of the outstanding stock of Biostream Therapeutics Incorporated and applied purchase accounting to the transaction. The acquired licensed patent rights of $9.8 million were assigned a three-year useful life. During 2002, we accelerated the amortization of this intangible asset as we were no longer pursuing the underlying research. Accordingly, we fully amortized the asset as of December 31, 2002. Amortization expense was $3.8 million in 2002.
Redeemable Convertible Preferred Stock Dividends and Accretion of Issuance Costs. Redeemable convertible preferred stock dividends and accretion of issuance costs totaled $613,000 for 2003 for Series A redeemable convertible preferred stock issued in 2003. Upon completion of this offering, no redeemable convertible preferred stock will be outstanding, and, accordingly, there will be no further accrual of dividends and accretion issuance costs on these shares.
Liquidity and Capital Resources
Historically, we have financed our business primarily through the issuance of equity securities, revenues from government grants, debt financings and equipment leases. Through September 30, 2005, we had received net cash proceeds of $49.2 million from the issuance of shares of preferred and common stock and $3.5 million from government grants. At September 30, 2005, we had $22.5 million in cash and cash equivalents and investments available to finance future operations. Our cash and cash equivalents are held at several financial institutions to reduce our concentration risk. Management believes that all of the financial institutions it uses are of high credit quality. Since our inception, we have generated significant operating losses in developing our product candidates. Accordingly, we have historically used cash in our operating activities, and for the nine months ending September 30, 2005 we used approximately $9.7 million to fund these activities. As we continue to develop our product candidates and begin to incur increased sales and marketing costs related to commercialization of our future products, we expect to incur additional operating losses until such time, if any, as our efforts result in commercially viable products.
Based on our operating plans, we believe that the proceeds from this offering, together with our existing cash resources and government grant funding, will be sufficient to finance our planned operations through the second half of 2007. However, over the next several years, we will require significant additional funds to conduct clinical and non-clinical trials, achieve regulatory approvals and, subject to such approvals, commercially launch Zemiva and MIBG. Our future capital requirements will depend on many factors, including the scope of progress made in our research and development activities and our clinical trials. We may also need additional funds for possible future strategic acquisitions of businesses, products or technologies complementary to our business. If additional funds are required, we may raise such funds from time to time through public or private sales of equity or from borrowings. Financing may not be available to us on acceptable terms, or at all, and our failure to raise capital when needed could materially adversely impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business.

Cash Flows for Nine Months Ended September 30, 2004 and 2005
Net cash used in operating activities increased by $5.3 million to $9.7 million for the nine months ended September 30, 2005 compared to $4.4 million for the same period in 2004. The increase in cash used was due primarily to an increase in the net loss of $5.5 million primarily related to expenditures on the Phase 2b clinical trial for Zemiva. Net cash used by investing activities increased $8.7 million to $8.9 million for the nine months ended September 30, 2005 compared to $193,000 for the same period in 2004. This increase was due to the purchase of investments. Net cash provided by financing activities increased by $26.6 million to $31.4 million for the nine months ended September 30, 2005 compared to $4.8 million for the same period in 2004. In the nine months ended September 30, 2005, we raised $26.4 million from the issuance of Series C redeemable convertible preferred stock, and in the 2004 period, we raised $4.7 million from the issuance of Series B redeemable convertible preferred stock, all net of expenses incurred. Also during the nine months ended September 30, 2005, we received $5.4 million from the issuance of notes payable.

Annual Cash Flows

Years Ended December 31, 2004 and 2003
Net cash used in operating activities increased $3.2 million from $3.0 million for 2003 to $6.2 million for 2004. This increase in cash used in operations is due primarily to the significant increase in clinical trial activity surrounding Zemiva. Net cash used by investing activities increased by $177,000, from $26,000 in 2003 to $203,000 in 2004. Net cash used in investing activities in 2003 was primarily for office leasehold improvements and the purchase of property and equipment. In 2004 net cash used in investing activities was primarily for expansion of research facilities and the purchase of property and equipment. Net cash provided by financing activities increased by $0.8 million, from $4.8 million in 2003 to $5.5 million in 2004. In 2004, we raised $4.7 million in Series B redeemable convertible preferred stock, received $250,000 in cash from the sale of common stock and warrants and issued $700,000 in promissory notes. In 2003, we received proceeds of $2.7 million from the issuance of Series A redeemable convertible preferred stock and $2.1 million in advances for Series B stock subscriptions.

Years Ended December 31, 2003 and 2002
Net cash used in operating activities increased by $700,000, from $2.3 million in 2002 to $3.0 million in 2003. Accounts payable and accrued expenses increased by $860,000 in the 2002 period due to limited cash resources. In 2003, there was a decrease in accounts payable and accrued expenses of $275,000. Net cash used in investing activities remained fairly constant at $26,000 in 2003 from $25,000 in 2002. The use of cash in both years related primarily to the purchase of property and equipment. Net cash provided by financing activities increased $3.6 million, from $1.2 million in 2002 to $4.8 million in 2003. In 2003, we raised $2.7 million in Series A redeemable convertible preferred stock and received $2.1 million in advances for Series B stock subscriptions. In 2002, we received $572,000 in stock subscriptions for Series A and $550,000 from the issuance of promissory notes and warrants.

Contractual Obligations
The following table summarizes our outstanding contractual obligations as of September 30, 2005:

	Payments Due by Period

		Less
		Than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Operating leases(1)	$674	$61	$613	$—	$—
Development and manufacturing(2)	427	427	—	—	—

	$1,101	$488	$613	$—	$—

(1)	Includes fees and taxes.

(2)	See “Strategic Agreements — Manufacturing Agreement with MDS Nordion.”

Operating Leases
Our commitments under operating leases consist of payments relating to our real estate leases in Cambridge, Massachusetts, expiring in 2008. The commitments are $61,000, $251,000, $241,000 and $121,000 for the years 2005 (balance of year), 2006, 2007 and 2008, respectively.

Capital Leases
We had no capital leases as of September 30, 2005.

Debt
In December 2004, we issued an unsecured convertible promissory note for $700,000, due one year from the date of issuance, at an annual rate of 3%. In 2005, the principal balance of $700,000 plus accrued interest of $6,000 were converted into 3,493 shares of Series C redeemable convertible preferred stock. On September 30, 2005, we issued a $5.0 million note payable to Ritchie Multi-Strategy Global, LLC (Ritchie) pursuant to a Loan and Security Agreement (Ritchie Note), to be used for working capital and general corporate activities. The Ritchie Note is secured by a first priority security interest in our assets, excluding intellectual property and contains non-financial covenants. We are required to pay interest only during the first three months of the term of the Ritchie Note, and, thereafter, the principal and interest is payable in equal monthly amounts over 35 months. The interest rate of the debt is 7.93%. In addition, as a condition to Ritchie extending the credit, we agreed to pay a fee to Ritchie in the amount of $250,000 should a liquidation event occur prior to June 30, 2006 or $300,000 should a liquidation event occur subsequent to that date. A liquidation event is defined in the agreement as including, among other things, a change in control, a sale of all or substantially all of our assets or an initial public offering of our common stock.
Off-Balance Sheet Arrangements
Other than the operating leases for our office, pilot manufacturing and laboratory space, we do not engage in off-balance sheet financing arrangements.
Strategic Agreements

Manufacturing Agreement with MDS Nordion
We have entered into a process development and manufacturing agreement with MDS Nordion, a division of MDS (Canada) for the development of a facility for the cGMP manufacture of Zemiva, and to supply our requirements for Zemiva during the clinical trial process.

Pursuant to the Nordion agreement, Nordion has a manufacturing facility at their premises in Vancouver, British Columbia, which is to be used for the production and supply of Zemiva during our clinical trials. An expanded facility contemplated by this agreement is to be owned by Nordion, and is to be used for the production and supply of Zemiva on a priority basis. We were obligated to pay a facility fee upon execution of the Nordion agreement. We are also obliged to make milestones payments for various phases of the process development. A percentage of each milestone was due upon execution of the agreement, another percentage is due upon commencement of the milestone, and the remainder of each milestone payment is due upon completion of the milestone. As of September 30, 2005, we had made aggregate payments under this agreement in the amount of approximately $2.7 million. The term of the Nordion agreement initially was through 2005, but the agreement has been extended through December 31, 2006.

License Agreements with Georgetown University and Johns Hopkins University
We have entered into three license agreements with Georgetown University, with Johns Hopkins University also participating jointly in one such license. These agreements pertain to certain aspects of our oncology product candidate MIP-220, and our neurology product candidate MIP-170.
The first Georgetown license agreement relates to our product candidate MIP-220, a prostate specific membrane antigen, or PSMA, inhibitor, for the detection and monitoring of prostate cancer. Pursuant to the first Georgetown license agreement, we license on an exclusive basis in the field of imaging applications, the rights to certain compounds that bind to proteins found on prostate cancers. MIP-220 is the lead compound under development in this series of compounds. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of MIP-220, for the term of the patent rights, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for MIP-220. Such milestone payments may be reduced for subsequent NDAs submitted for new uses of MIP-220, and these milestone payments are creditable against future earned royalty payments. As of September 30, 2005, we had made no payments under this license. The term of this agreement is ten years following the latter of either first commercial sale of MIP-220, or expiration of the patents, after which time the license becomes a fully paid-up nonexclusive license. We also have the right to terminate this license in our discretion, upon providing ninety days written notice.
The second Georgetown license agreement was jointly executed with Johns Hopkins University, and it also relates to our product candidate MIP-220, addressing methods of using MIP-220 in radioimaging applications. Pursuant to the second Georgetown license agreement, we license on an exclusive basis for diagnostic imaging and radiotherapeutic applications, the rights to use certain compounds that bind to the protein NAALADase and PSMA. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay royalties on net sales of MIP-220 for the term of the patent rights and on a country-by-country basis, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay a one-time license fee, an annual license maintenance fee and milestone payments upon the attainment of certain approvals in the regulatory process for MIP-220. Such milestone payments may be reduced for subsequent NDAs submitted for new uses of MIP-220 and are creditable against annual license maintenance fees. As of September 30, 2005, we had made no payments under this license. The term of this agreement and our obligation to pay royalties persists on a country-by-country basis until expiration of the last of the patent rights. We also have the right to terminate this license in our discretion, upon providing ninety days written notice.
The third Georgetown license agreement relates to certain aspects of our product MIP-170, a compound for the detection of Parkinson’s disease and attention deficit hyperactivity disorder, or

ADHD, and imaging of dopamine-rich areas of the brain. Pursuant to the third Georgetown license agreement, we license on an exclusive basis, the rights to certain piperidine analogs, for the therapeutic and diagnostic uses of these compounds in substance abuse, obesity, depression, Parkinson’s disease, and related neuropsychological conditions and diseases. MIP-170 is the lead compound under development in this series of piperidine analogs. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay royalties on net sales of products for the term of the patent rights, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay an upfront license fee, a one-time reimbursement of patent costs, a one time fee for sponsored research and milestone payments upon the attainment of certain approvals in the regulatory process. Such milestone payments may be reduced for subsequent NDAs submitted for new uses of MIP-170 and are creditable against future earned royalty payments. As of September 30, 2005, we had made no payments under this license. The term of this agreement is perpetual, provided there is continued development and sales of MIP-170 or other licensed piperidine analog products.

License Agreement with University of Western Ontario
We have entered into two license agreements with the University of Western Ontario, or UWO, both of which relate to certain aspects of our Ultratrace radiolabeling technology platform. At present, the Ultratrace technology platform is used for the production of our product candidate Ultratrace MIBG (MIP-120T), our lead oncology compound for the diagnosis and treatment of neuroendocrine tumors.
Pursuant to the first UWO license agreement, we license on a worldwide exclusive basis, all rights in certain radiolabeling technology and the compounds used in the radiolabeling process. We have the right to sublicense this agreement. We have the right to enforce the patent rights, and are also under an obligation to maintain them and to reimburse UWO for such costs. While UWO retains the ownership of the existing patent rights, we own any improvements to the radiolabeling technology that are made by us or for us on our behalf. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of the product for the term of the patent rights. We are also obligated to pay an initial license fee and minimum annual payments for each calendar year for which we do not sponsor research in the area of radiolabeling technology. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for Ultratrace MIBG. Such milestone payments apply only once, regardless of the number of other products developed with the radiolabeling technology described in the patent rights. As of September 30, 2005, we had made aggregate payments under this license in the amount of $61,762. The term of this agreement is perpetual.
Pursuant to the second UWO license agreement, we license on a worldwide exclusive basis, all rights in certain radiolabeling technology and the compounds used in the radiolabeling process. We have the right to sublicense this agreement. We have the right to enforce the patent rights, and are also under an obligation to maintain them and to reimburse UWO for such costs. While UWO retains the ownership of the patent rights, we own any improvements to the radiolabeling technology and polymer intermediate compounds that are made by us, or for us on our behalf. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of products, on a country-by-country basis for the term of the patent rights. For products developed using the Ultratrace labeling technology platform as a research tool, where the products do not themselves employ the Ultratrace technology, we are obligated to pay a royalty on net sales of these products, further including a royalty on net revenue received from third parties on a fee-for service basis for research services, and still further including a royalty on net revenue received from sales of third-party products developed using the Ultratrace labeling technology platform as a research tool, where the products do not themselves employ the Ultratrace technology and where the third party does not have a sublicense. We are also obligated to pay an initial license fee, and minimum annual payments for each calendar year through 2012. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for Ultratrace MIBG. Such milestone payments apply for each of the first products developed in each indication class: cardiology, oncology, central nervous system, infection, and vascular disease. As such, subsequently developed products for oncology applications, that employ the Ultratrace labeling process, would not be subject to milestone payments. As of September 30, 2005, we had made aggregate payments under this license in the amount of $49,595. The term of this agreement is twenty years (2023) or the expiration of patent rights on a country-by-country basis (2022-2024).

License Agreement with Nihon Medi-Physics Co. Ltd.
We have entered into a license agreement with Nihon Medi-Physics Co. Ltd., or Nihon, for access to its confidential clinical information relating to its Cardiodine brand I-123-BMIPP product. As of September 30, 2005, we had made no payments under this license. This information licensed from Nihon has been used in a supportive manner to advance our own I-123-BMIPP product, Zemiva, through FDA clinical trials. Pursuant to the Nihon agreement, we are obligated to pay Nihon certain royalties on net sales of Zemiva for its first indication if the use of Nihon’s clinical data enables us to omit or limit any of the clinical trial phases in the U.S. regulatory approval process for Zemiva. As of December 31, 2005 we had not yet been able to omit or limit any of the clinical trial phases for Zemiva. We may also be obligated to pay Nihon certain royalties on net sales of Zemiva for additional indications. The terms of the Nihon agreement provide that it is to remain in effect as long as we or our successors sell Zemiva in North America.
Funding Requirements
We expect to use the majority of the net proceeds of this offering to continue the development and prepare for the commercialization of our lead product candidate, Zemiva, and to initiate and expand the clinical development of Ultratrace MIBG, our lead targeted radiotherapeutic candidate for cancer.
To a lesser extent, we anticipate using the net proceeds of this offering to:

•	expand our research and development programs (approximately $ );

•	advance our pre-clinical development of new product candidates (approximately $ );

•	initiate clinical development of additional indications for Zemiva (approximately $ );

•	in-license technology or invest in businesses, products or technologies that are complementary to our own (approximately $ );

•	fund investment in manufacturing capacity for Zemiva in collaboration with our anticipated commercial manufacturing partner(s) (approximately $ ); and

•	fund other working capital and general corporate activities (approximately $ ).
We may also use a portion of the net proceeds for the repayment of $5.0 million in debt and related interest under the terms of a Loan and Security Agreement with Ritchie Multi-Strategy Global, L.L.C. dated as of September 30, 2005. For a description of the terms of the loan, see “Debt” above.
We may use a portion of the net proceeds to fund partnerships with third parties for the commercial manufacturing and production of Zemiva.
We may also use a portion of the net proceeds to pay to certain existing preferred stockholders a one-time cash dividend in an aggregate amount of $          .
The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, the success of our product development efforts, competitive and technological developments, and the rate of growth, if any, of our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in cash, cash-equivalents, money market funds or short-term interest-bearing, investment-grade securities to the extent consistent with applicable regulations. We cannot predict whether the proceeds will be invested to yield a favorable return.
We believe that the net proceeds from this offering, together with our existing cash resources and government grant funding, will be sufficient to finance our planned operations, including increases in spending for our Zemiva and MIBG clinical programs and for our preclinical product candidates through the second half of 2007. However, over the next several years, we will require significant additional funds to conduct clinical and non-clinical trials, achieve regulatory approvals and, subject to such approvals, commercially launch Zemiva and Ultratrace MIBG. Our future capital requirements will depend on many factors, including the scope of progress made in our research and development activities and our clinical trials. We may also need additional funds for possible future strategic acquisitions of businesses, products or technologies complementary to our business. If additional funds are required, we may raise such funds from time to time through public or private sales of equity or from borrowings. Financing may not be available to us on acceptable terms, or at all, and our failure to raise capital when needed could materially adversely impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business.
Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) addresses accounting for share-based awards, including shares issued under employee stock purchase plans, stock options, and stock awards and stock appreciation rights. SFAS 123(R) will require us to expense share-based with compensation cost measured using the grant date fair value of the awards. SFAS 123(R) is effective for us beginning January 1, 2006. We have not yet determined the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations, although compensation costs recognized in operations will increase from historical levels for all fixed awards.
Quantitative and Qualitative Disclosures about Market Risk
We invest our available funds in accordance with our investment policy to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. We invest cash balances in excess of operating requirements first in short-term, highly liquid securities, with original maturities of 90 days or less, and money market accounts. Depending on our level of available funds and our expected cash requirements, we may invest a portion of our funds in corporate debt, commercial paper and U.S. government securities with maturities of more than three months and less than a year. These securities are classified as available-for-sale and are recorded on the balance sheet at fair market value with any unrealized gains or losses reported as a separate component of stockholders’ equity (accumulated other comprehensive loss). Our investments are sensitive to interest rate risk. We believe, however, that the effect, if any, of reasonable possible near-term changes in interest rates on our financial position, results of operations and cash flows generally would not be material due to the short-term nature of these investments. In particular, as of September 30, 2005, because our available funds are invested solely in cash equivalents and investments that represent corporate bonds and commercial paper that have maturities of less than one year, our risk of loss due to changes in interest rates is not material, even if market interest rates were to increase or decrease immediately and uniformly by 10% from levels at September 30, 2005.

Effects of Inflation
Our assets are primarily monetary, consisting largely of cash, cash equivalents and investments in debt securities with short-term maturities. Because of their liquidity, these assets are not directly affected by inflation. Due to the nature of our intellectual property, inflation is not a significant factor. Because we intend to retain and continue to use our existing equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations or cash flows. However, the effects of inflation on our expenditures, the most significant of which are for personnel (existing and new) and contract services, could increase our level of expenses and impact the rate at which we use our resources.

BUSINESS
Overview
We are a biopharmaceutical company focused on the research, development and commercialization of innovative molecular imaging pharmaceuticals and targeted radiotherapeutics. Molecular imaging pharmaceuticals are radioactive drugs used to detect early and subtle changes in biochemical processes that occur during disease. Radiotherapeutics are pharmaceuticals that deliver radiation to tumors for therapeutic benefit. Our product candidates target markets with significant unmet needs in the areas of cardiology, oncology and neurology. We believe that our product candidates offer significant benefits to patients, healthcare providers and third-party payers by enabling improved diagnosis, treatment and management of disease in a more cost-effective manner.
Our lead product candidate, Zemiva, is a radiolabeled fatty acid analog that we are developing as a molecular imaging pharmaceutical for the diagnosis of insufficient blood flow to the heart, or cardiac ischemia. A radiolabeled fatty acid analog is a fat-like molecule that allows doctors to visualize the heart’s use of fats as an energy source. Changes in the use of fats by the heart can provide doctors with important information about the state of health of heart tissue. We believe that Zemiva enables improved diagnosis and management of disease in a more cost-effective and expeditious manner and has significant advantages over the current standard of care in both the emergency department and non-acute settings. Zemiva is our brand name for BMIPP that has been radiolabeled with I-123, also designated as I-123-BMIPP, which has been sold in Japan under the name Cardiodine in the non-acute setting for over ten years with, to our knowledge, no significant safety events reported. Cardiodine has been the subject of over 200 peer-reviewed articles and, we understand, has been used in over 500,000 patients.
We have recently completed a Phase 2b clinical trial for Zemiva, which is a clinical trial for an experimental drug designed to assess short-term safety and efficacy as well as therapeutic value. In this clinical trial, we evaluated the safety and efficacy of Zemiva and initial findings suggest that Zemiva has the ability to detect areas of cardiac ischemia with results generally consistent with the current standard of care. Moreover, Zemiva appeared to have significant predictive value in ruling out cases in which cardiac ischemia was not present. We believe that these findings support our decision to commence a Phase 3 clinical trial for Zemiva in the first half of 2006, which is a more advanced clinical trial for an experimental drug in which safety and efficacy are ascertained in a larger number of patients.
Market Opportunity
Diagnosis of Cardiac Ischemia in the Emergency Department Setting
The initial target market for Zemiva is for the diagnosis of cardiac ischemia in the emergency department setting. In the United States, approximately five to eight million chest pain patients present to emergency departments each year to determine whether their chest pain is caused by cardiac ischemia or myocardial infarction (heart attack). Of these chest pain patients, over three million are admitted to the hospital to achieve diagnosis, of which only approximately 15% are ultimately diagnosed with acute coronary syndrome, or ACS, an umbrella term which refers to cardiac ischemia and myocardial infarction. These life-threatening disorders are a major cause of emergency medical care and hospitalization.
There are many methods used to detect cardiac ischemia and myocardial infarction, all of which have certain limitations. A diagnosis of cardiac ischemia is based on the clinical judgment of the physician, who interprets and weighs findings from the patient’s medical history, clinical exam and diagnostic tests such as an electrocardiogram, cardiac stress test, radionuclide imaging and coronary angiography.
Noninvasive imaging of the heart in the emergency department setting using perfusion, or blood flow, agents is attractive to physicians as a means to diagnose ACS. The significant medical and economic value of imaging chest pain patients in the emergency department setting has been demonstrated in numerous clinical trials. While these findings are important, the widespread use of currently available perfusion agents in the emergency department has practical limitations due to the need to image chest pain patients within two hours after the cessation of chest pain symptoms.
Because of the limitations associated with the current standard of care to detect ACS in the emergency department, diagnosis continues to be a source of uncertainty and error. Moreover, the current standard of care to detect ACS also results in a high rate of “missed” diagnoses. Of the approximately 25% of patients with chest pain who are discharged from the emergency department having not been diagnosed with ACS or admitted for further assessment, 4% to 7% actually have ACS. We believe theses statistics highlight a significant opportunity to reduce hospitalizations and expenses to the healthcare system through improved diagnostic techniques.
Unnecessary hospitalizations and “missed” diagnoses are costly in many ways. The current standard of care to detect ACS results in an estimated $3 to $6 billion per year in inpatient expenses that we believe could be avoided with an improved diagnostic. The complications in discharged patients whose ACS is “missed” account for approximately 20% of malpractice awards against emergency department physicians, even though patients with chest pain comprise approximately 6% of a typical emergency physician’s practice. Therefore we believe there is a substantial unmet need for improved diagnosis of ACS, and thus cardiac ischemia, in emergency department settings.
Diagnosis of Cardiac Ischemia in the Non-Acute Setting
In 2002 over nine million nuclear stress tests were performed in the United States for the purpose of diagnosis, prognosis and risk stratification in patients who may be at risk for cardiac ischemia. Stress tests are performed using perfusion agents such as Cardiolite, Myoview and generic thallium. We estimate that the world-wide sales of these agents in the non-acute setting were approximately $1 billion in 2004.
While myocardial perfusion stress tests are generally effective in terms of diagnosis, the manner in which they are conducted is inconvenient, time consuming and expensive because of the inherent limitations of current imaging agents. As a result, we believe there is a substantial unmet need for an improved imaging agent that will shorten the time required to perform stress tests, which typically amounts to 3 to 4 hours and up to 24 hours in certain cases. By reducing this period, we believe that patient convenience and throughput will be increased and overall costs will be reduced.
Our Lead Product Candidate: Zemiva
Zemiva is our brand name for I-123-BMIPP, which has been sold in Japan under the name Cardiodine in the non-acute setting for over ten years and, to our knowledge, no significant safety events have been reported. Cardiodine has been the subject of over 200 peer-review articles and we understand it has been used in over 500,000 patients.
We believe that Zemiva offers significant advantages over the current standard of care with respect to the diagnosis of cardiac ischemia in both the emergency department and non-acute setting:

•	Emergency Department. We believe that our clinical data show that Zemiva enables the detection of cardiac ischemia up to 30 hours following an ischemic episode. Currently available imaging agents are considered effective only when used during ongoing symptoms or within two hours after cessation of symptoms. After this period, a time consuming and expensive series of diagnostic tests is required, including a stress test after the patient has been stabilized. As a result of Zemiva’s extended “imaging window,” we believe that Zemiva will offer more timely, convenient and cost effective diagnosis when compared with the current standard of care.

•	Non-Acute Setting. Utilizing Zemiva, a stress test will require approximately one hour. With currently available imaging agents such as Cardiolite and Myoview, stress tests typically require 3 to 4 hours, and may require up to 24 hours in certain cases. By reducing the time required for a stress test, we believe that Zemiva will offer increased patient throughput and convenience at a lower overall cost to the healthcare system.

Mechanism of Action
Under normal conditions, 70% to 80% of the energy for the heart is produced by the metabolism of fatty acids. However, in ischemic conditions, fatty acid metabolism is drastically reduced and the metabolism of carbohydrates becomes the heart’s primary source of energy. More importantly, this shift in metabolic activity from fatty acids to carbohydrates persists for some time and results in a phenomenon described as “ischemic memory” that can be evidenced in a Zemiva image of reduced fatty acid utilization.
Zemiva is a fatty acid analog that is trapped in healthy heart cells that have appropriate blood supply. In contrast, retention of Zemiva is reduced in ischemic heart cells. Because of its high heart uptake and long retention in healthy heart cells, Zemiva provides high quality images of the heart. Uptake of Zemiva in the heart most likely reflects normal fatty acid metabolism. In the setting of cardiac ischemia, reduction in fatty acid metabolism is mirrored by decreased cardiac uptake of Zemiva.
In the clinical setting, the finding of persistent and prolonged disturbances in fatty acid uptake, long after resolution of ischemic symptoms, may provide a direct imprint as to the underlying cause of the patient’s symptoms. In patients who present to the emergency department with acute chest pain and no myocardial infarction, sustained alterations of myocardial fatty acid metabolism as assessed by Zemiva have been described in the absence of abnormalities in regional cardiac blood flow. The potential importance of this observation is that Zemiva imaging extends the “imaging window” for identifying cardiac ischemia long after cessation of chest pain and restoration of resting myocardial blood flow.
Use of BMIPP in Japan
Zemiva is our brand name for I-123-BMIPP, which has been approved for use in Japan for over 10 years. I-123-BMIPP is marketed there as Cardiodine by Nihon Medi-Physics, which is a joint venture between Sumitomo Chemical Co., Ltd. and a subsidiary of General Electric Company (the maker of Myoview). Cardiodine has an established safety profile and has demonstrated clinical utility through use, we understand, in more than 500,000 patients in Japan. It has been the subject of over 200 peer-reviewed articles. From this clinical experience in Japan, to our knowledge no serious adverse events or safety concerns related to I-123-BMIPP have been reported.
Cardiodine is used in patients with angina, myocardial infarct and cardiomyopathy in the non-acute setting. To our knowledge, Nihon Medi-Physics is not pursuing development in the emergency department market and has not aggressively marketed Cardiodine against existing perfusion agents, such as General Electric Company’s Myoview, and generic thallium. In addition to Cardiodine’s extensive experience in the stress test segment, several peer-reviewed articles have described the utility of I-123-BMIPP in Japan for imaging congestive heart failure, left ventricular dysfunction, myocardial viability and acute myocardial infarction.
To our knowledge, Nihon Medi-Physics does not have I-123-BMIPP patent rights in or outside of Japan. We do, however, have an agreement with Nihon Medi-Physics that allows us to read and reference data from their Japanese regulatory filings and Phase 4 study in Japan in connection with our submissions to the FDA. For Nihon Medi-Physics to enter the U.S. marketplace for I-123-BMIPP before the expiration of our expected market exclusivity it would need to initiate and complete a new clinical and regulatory program and secure manufacturing capabilities in North America. We do not believe that Nihon Medi-Physics has initiated a clinical program in support of an NDA, in the United States for this product.

Completed Clinical Studies
We have completed three clinical studies, including two multi-center Phase 2 studies and a Phase 1 study at Massachusetts General Hospital. Data from these studies have been presented at leading scientific forums, including the American Society of Nuclear Cardiology and the American Heart Association annual scientific meetings. Results from our Phase 2a trial were published recently in the peer-reviewed journal Circulation and cited at the recent American Society of Nuclear Cardiology meeting. Taken in the aggregate, we believe that our clinical results provide preliminary indications of the safety and efficacy of Zemiva. More detailed information with respect to these studies is as follows:

•	Multi-Center Phase 2b Clinical Trial. In March 2005, we completed enrollment of 105 patients in our multi-center Phase 2b clinical trial of Zemiva. This trial was designed to evaluate the safety and feasibility of Zemiva for the detection of cardiac ischemia in patients with suspected ACS whose symptoms occurred within 30 hours prior to Zemiva injection. The objectives of the study were to evaluate: 1) the performance characteristics (accuracy, sensitivity, specificity, positive predictive value and negative predictive value (which tells us how likely it is that a patient does not have ACS, given that their test result was negative)) of Zemiva imaging for detection/exclusion of ACS; and 2) the safety of a single injection of Zemiva in patients suspected of ACS. The study was designed as an open-label Phase 2 study that recruited high-likelihood and intermediate- to low-likelihood ACS patients. Patients were imaged with Zemiva for the presence or absence of altered fatty acid metabolism due to cardiac ischemia. Preliminary findings of this study suggest that Zemiva demonstrates the ability to detect areas of cardiac ischemia with results generally consistent with traditional diagnostic techniques, including those requiring substantially greater time to complete. Preliminary analysis also suggests that there is a high negative predictive value when Zemiva is administered to these patients at rest. We expect the findings of this study to support the decision to continue evaluation of the safety and efficacy of Zemiva in Phase 3 clinical research.

•	Multi-Center Phase 2a Clinical Trial. We enrolled 32 patients in our multi-center Phase 2a clinical trial of Zemiva, a clinical trial for an experimental drug designed to assess safety and efficacy in a moderate number of patients. This trial evaluated the safety and feasibility of Zemiva for the detection of ischemia subsequent to a documented ischemic event. The multi-center Phase 2a study was designed to characterize the cardiac uptake of Zemiva in the hearts of patients who had experienced an ischemic event (induced during the exercise portion of clinically indicated stress/rest cardiac perfusion imaging test) within 30 hours prior to study drug administration. The results of the Zemiva cardiac images were also compared with the results of the cardiac perfusion study. We believe that the data demonstrate that Zemiva administered to resting patients with ischemia safely detects an ischemic event up to 30 hours after the event occurred, without the use of a stress test. Currently marketed perfusion agents must be used within two hours after the cessation of symptoms as recommended by the American Society of Nuclear Cardiology’s position paper on diagnosing suspected ischemia in the emergency department setting.

•	Phase 1 Clinical Trial. We enrolled six volunteers in our single-center Phase 1 clinical trial of Zemiva, which is a clinical trial in which the product candidate is first researched in a small number of human subjects. This trial evaluated the safety, radiation dosimetry, organ distribution and effects of fasting on cardiac uptake. Each volunteer was studied twice: once while fasting and once after a predetermined meal. Zemiva demonstrated safety, high quality cardiac images and a five- to six-fold reduction in radiation dose compared to current perfusion agents.

Clinical Development Plan
Our goal is to achieve regulatory approval for Zemiva in the United States in the most expeditious manner possible. We have conducted two multi-center Phase 2 trials and a Phase 1 trial. We believe that the data from these trials as well as the safety and efficacy data from the use of I-123-BMIPP in Japan strongly support our decision to advance Zemiva into Phase 3 development.
As part of our U.S. regulatory strategy for Zemiva, we expect to conduct additional clinical trials as follows:

•	Phase 2 Normals Database Clinical Trial. We expect to begin a Phase 2 clinical trial to develop our own reference database of normal images for myocardial SPECT imaging, or a Normals database, in the first half of 2006. A Normals database is a valuable tool for the physician interpreting the cardiac image, regardless of whether the study is read by a nuclear cardiologist, nuclear medicine physician or nuclear radiologist. Such a database enables the interpreting physician to compare a patient’s cardiac image against that of a “normal” image as defined by computer-compiled data. Consistent with this standard practice, we intend to conduct a Phase 2 clinical trial to develop our own Normals database that will be used as part of our Phase 3 clinical trial and in the commercialization of Zemiva, if approved by the FDA or comparable regulatory bodies outside the United States. This trial is expected to include approximately 120 patients.

•	Phase 3 Clinical Trial. We are in the process of designing our Phase 3 clinical trial protocol for Zemiva and anticipate conducting a multi-center study with approximately 450 patients at 20 centers in North America, with a possible Phase 4 follow-up requirement. We intend to commence this clinical trial in the first half of 2006. The final protocol design, including the number of patients and trials, will depend upon the final results of our Phase 2 trial data and input from the FDA.
We believe that the data from these anticipated clinical trials, along with the data from our previous clinical trials as well as that derived from the use of I-123-BMIPP in Japan, will provide a basis for us to file for regulatory approval in the United States.
Other Product Candidates
In addition to Zemiva, we are developing a portfolio of product candidates for cardiovascular molecular imaging as well as for oncological molecular imaging and targeted radiotherapy using our proprietary technologies. Applied independently and in combination, these technologies enable the development of novel molecular imaging pharmaceuticals and targeted radiotherapeutics using both small molecule and protein-based agents. The following table summarizes our product candidates in development:
Ultratrace MIBG
We are developing new molecular imaging pharmaceuticals and targeted radiotherapeutics to detect, treat and manage cancer. Ultratrace MIBG, or MIP-120T (I 131-metaiodobenzyl-guanidine, or MIBG) is our product candidate for the treatment of tumors of the neuroendocrine system, a diffuse system comprised of the nervous system and the endocrine glands. Ultratrace MIBG will target neuroblastoma, pheochromocytoma and carcinoid, each of which is a specific type of neuroendocrine tumor. We plan to begin a U.S. Phase 1 clinical trial with Ultratrace MIBG involving 6 to 10 volunteers in the first half of 2006.
MIBG is an analog of the biogenic amine norepinephrine, which was first described by researchers at the University of Michigan. It has been used in its radiolabeled forms (usually I-131 or I-123) since the early 1980s at centers that specialize in the treatment of neuroblastoma and at centers that evaluate patients with neuroendocrine tumors. Iodine has many useful radioactive isotopes for use in medicine. I-123 is used primarily for imaging and I-131 is used primarily for therapeutic applications.
I-123 MIBG is marketed in Europe and Japan for imaging, but is not an FDA-approved product in the United States. While I-131 MIBG is commercially available in the United States for diagnostic purposes, it is considered a poor isotope for diagnostic imaging since it results in a high radiation dose to the patient and inferior image quality compared with I-123.
The mechanism by which MIBG molecules accumulate in tumors is very selective and controlled by the protein called the norepinephrine transporter, or NET, which is expressed in limited amounts on the cell surface. Like the hormone norepinephrine, MIBG is concentrated by NET and it is stored within specific types of neuronal tissue and tumor cells. This uptake and prolonged retention of MIBG within tumor cells constitutes a superior targeting mechanism. However, the number of MIBG molecules taken up by a tumor cell is limited. Thus, if the goal is to maximize the accumulation of radioactive molecules of MIBG in tumors so that tumors can be clearly visualized or effectively treated by the radioactivity, the amount of non-radioactive MIBG molecules present in the drug formulation must be minimized.

Through the use of our Ultratrace technology, we have created a platform to enable the production of ultrapure radioactive MIBG. This technology greatly reduces the amount of non-radioactive MIBG molecules, or cold contaminants, by several orders of magnitude and thereby enhances tumor accumulation. The anticipated result is improved tumor visualization and therapeutic efficacy as well as improved patient safety by reducing chemical toxicity. Our collaborators from the University of Glasgow demonstrated a superior and sustained arrest of tumor growth in animal studies using high-specific activity MIBG that is enabled by our Ultratrace platform technology. We believe that these early but promising results suggest a potentially significant opportunity for us to apply our Ultratrace platform technology to develop targeted radiotherapeutics such as Ultratrace MIBG for certain kinds of cancer. We commenced preclinical studies for Ultratrace MIBG in the second half of 2005, and intend to initiate a Phase 1 clinical trial in the first half of 2006.
Cardiovascular Discovery Product Candidates
We are conducting discovery studies on second-generation fatty acid compounds that are based on enhanced structural features of Zemiva, as well as on third-generation fatty acid analogs that will focus on a new class of proprietary radiolabeled fatty acid analogs. We believe that these compounds may provide us with a robust, patented and differentiated extension to the Zemiva franchise. In conjunction with scientists at the University of Maryland Medical Center, we have engaged in NIH-sponsored development of cardiovascular compounds to target the angiotensin converting enzyme, or ACE, as markers for the assessment of heart failure patients. Such compounds would be novel, in that they would enable the evaluation of ACE in human hearts with chronic ischemia and heart failure using external imaging.
Oncology Discovery Product Candidates
Prostate cancer is the most commonly diagnosed cancer among men in the United States, with approximately 230,000 men newly diagnosed each year. We are engaged in discovery studies of radiopharmaceuticals to bind to prostate specific membrane antigen, or PSMA, that would allow us to image the tumor and monitor response therapy. This technology employs a novel class of synthetic dipeptides used in conjunction with our SAAC technology. We are also collaborating with investigators at the University of California at San Diego on the design of peptide-modified SAAC-containing polymers to target the integrin receptors that are found on newly growing, or angiogenic, blood vessels within tumors. We believe that our approach should lead to new targeting molecules that would allow us to image angiogenesis in a variety of tumors and to monitor response to anti-angiogenic tumor therapy.
Neurology Discovery Product Candidate
Our neurology preclinical discovery candidate, MIP-170D, represents a class of high-affinity radiolabeled dopamine transporter ligand that is being developed to aid in the diagnosis of disorders that involve dopamine-rich regions of the brain. We believe that MIP-170D has the potential to aid in the objective diagnosis of Parkinson’s disease and Attention Deficit Hyperactivity Disorder, or ADHD.
Our Proprietary Technology Platforms
Our core proprietary technologies drive development of our current portfolio and should enable the research and development of future molecular imaging pharmaceuticals and targeted radiotherapeutic candidates. Our core proprietary technologies, applied independently and together, include:

•	Ultratrace Technology. Our Ultratrace Technology is a proprietary solid-phase radiolabeling technology that enables the development of ultrapure radiopharmaceuticals, such as Ultratrace MIBG, that display greater specificity and potency by eliminating unwanted non-radioactive targeting molecules. Current radiolabeling technologies are not efficient in linking radioisotopes to the active targeting molecule. The resulting products are mixtures that contain both radiolabeled and unlabeled active targeting molecules, which are unwanted cold contaminants.

Providing no known benefits, cold contaminants bind to receptor sites of target cancer molecules, precluding radiolabeled molecules from being able to bind to the target sites and deliver their radioactive therapy. Ultratrace creates ultrapure product candidates with a substantially greater proportion of radiolabeled targeting molecules. Our strategy is to validate the Ultratrace platform with Ultratrace MIBG and to explore broader applications in cancer therapy and molecular imaging.

•	SAAC Technology. The ability to reliably and robustly incorporate medically useful radioactive metals into biologically relevant targeting molecules is critical to the design of successful radiopharmaceuticals for molecular imaging and targeted radiotherapy. Single Amino Acid Chelate, or SAAC, is our unique metal binding chemistry platform technology. It represents a new family of compounds with superior metal binding properties for leading radionuclides used for imaging and therapy, namely technetium-99m and rhenium-186 and rhenium-188. This technology incorporates a metal binding, or chelating, group that can rapidly and efficiently bind to technetium or rhenium for diagnostic and therapeutic uses with an amino acid portion that allows it to be incorporated into any peptide sequence through the use of conventional peptide chemistry. SAAC opens up the possibility of creating many new compounds that can be screened for molecular targeting of a variety of disease states.

•	SAACQ Technology. Two widely employed techniques for visualizing specific biological processes are fluorescence microscopy and radioisotope imaging. The new fluorescence-based technology called SAACQ enables the visualization of radiopharmaceuticals interacting with cellular structures. This advance promises to accelerate the development of molecular imaging pharmaceuticals and targeted radiotherapeutics by allowing live cell activity to be viewed by fluorescent microscopy. SAACQ technology may enable our scientists to bridge the gap between research in isolated cells and research in live subjects by increasing the understanding of cellular behavior, potentially resulting in the development of a new generation of molecular imaging pharmaceuticals and targeted radiotherapeutics.

•	Nanotrace Discovery. Our Nanotrace Discovery targeting platform technology allows for the rapid creation and screening of new leads for molecular targeting of disease. We believe that we can utilize this technology to create libraries of radiolabeled compounds in a relatively short period of time. These compounds can be more efficiently and effectively screened in cell culture and in animal models than through current screening methods. Nanotrace Discovery appears to be applicable to major disease categories such as cardiovascular disease, oncology and neurology.

Our Business Strategy
We intend to become a leader in the research, development and commercialization of innovative molecular imaging pharmaceuticals and targeted radiotherapeutics that improve patient diagnosis and care. Our strategy is to build our product portfolio in each of these areas through our internal research, using our proprietary technologies and by acquiring or in-licensing complementary products and technologies. We plan to take the following steps to implement our strategy:

•	Seek regulatory approval of Zemiva for the diagnosis of cardiac ischemia in the emergency department setting. Our primary focus is to seek regulatory approval for Zemiva in the United States. We plan to begin a U.S. multi-center Phase 3 clinical trial with Zemiva in the first half of 2006 as well as a Phase 2 clinical trial to develop our own Normals database that will be used as part of our Phase 3 clinical trial and in the commercialization of Zemiva, if approved by the FDA and other regulatory bodies.

•	Develop our own specialty sales and marketing team to market Zemiva in the United States and establish strategic collaborations to market Zemiva abroad. We intend to develop our own specialty sales and marketing team to market Zemiva in the United States following regulatory approval. We plan to grow our sales force from approximately 50 salespeople at product launch to 100 individuals in order to broaden our coverage to smaller hospitals. We expect to seek one or more strategic partners to market Zemiva outside the United States.

•	Expand the indications for which Zemiva may be used, beginning with indications in the non-acute setting. We believe that Zemiva may offer significant benefits over the current standard of care in the non-acute setting for the diagnosis of coronary disease. Our plan is to initiate a U.S. Phase 2 clinical trials for Zemiva in non-acute settings in the second half of 2006. Following Phase 2 and 3 clinical trials in the non-acute setting, we plan to file a supplemental new drug application, or sNDA, to include the use of Zemiva in the non-acute setting as an additional approved indication in the Zemiva NDA. We are also exploring the use of Zemiva in other indications such as the detection and monitoring of heart failure, cardiomyopathy and diabetes-related cardiac disease.

•	Advance Ultratrace MIBG into clinical trials for the detection and treatment of neuroendocrine tumors. We believe that Ultratrace MIBG may offer increased efficacy and reduced side effects in the treatment of patients with certain difficult-to-treat neuroendocrine tumors. We plan to begin clinical trials in adult neuroendocrine tumors for Ultratrace MIBG in the first half of 2006.

•	Advance the development of our preclinical product candidates. We have several early stage development programs which will expand our activity in molecular cardiology, oncology and neurology. These programs focus on novel approaches in target selection and the use of our technology platforms to provide innovative new product candidates.

•	Expand our product pipeline through our proprietary platform technologies, acquisitions and strategic licensing arrangements. We intend to leverage our proprietary platform technologies to grow our portfolio of product candidates for cardiology, oncology, neurology and other areas of unmet medical need. In addition, we intend to continue to in-license and acquire products, product candidates and technologies that are consistent with our research and development and business focus and strategies.

Sales and Marketing
We intend to market Zemiva through our own specialty sales and marketing team. Considering the concentrated nature of our initial target markets, we believe that a dedicated sales force of approximately 50 individuals upon commercial launch of Zemiva will be sufficient to support the market for Zemiva in the first year. Over time we plan to grow our sales force for Zemiva to approximately 100 individuals. To support medical education efforts for the product, we plan to hire a group of 5 to 10 medical liaisons with emergency department or nuclear medicine expertise to provide technical training and education.
Our initial marketing focus for Zemiva will be on large hospitals with over 200 beds that have nuclear medicine capabilities available 24 hours a day. There are approximately 1,800 hospitals in the United States with emergency departments and over 200 beds. Of these, 80% have nuclear medicine available 24 hours a day. Thus, our target hospital focus will be on approximately 1,400 hospitals that tend to be clustered in concentrated areas of large populations. Approximately 76% of emergency department visits occur at hospitals with over 200 beds.
Manufacturing
Zemiva is currently manufactured for our preclinical and clinical trials at a manufacturing facility owned by MDS Nordion located in Vancouver, Canada which is to our knowledge compliant with current Good Manufacturing Practices, or cGMP. We believe that the MDS Nordion facility is sufficient to produce Zemiva required for use through our clinical trials. We do not, however, have any experience in commercial-scale manufacturing. Therefore, if we receive FDA approval of Zemiva, we may need to rely on contractual relationships with third-party manufacturers for commercial scale production.
We anticipate that the manufacture of the other products in our development pipeline will be outsourced to experienced cGMP-compliant medical manufacturing companies.
Strategic Agreements

Manufacturing Agreement with MDS Nordion
We have entered into a process development and manufacturing agreement with MDS Nordion, a division of MDS (Canada) for the development of a facility for the cGMP manufacture of Zemiva, and to supply our requirements for Zemiva during the clinical trial process.
Pursuant to the Nordion agreement, Nordion has a manufacturing facility at their premises in Vancouver, British Columbia, which is to be used for the production and supply of Zemiva during our clinical trials. An expanded facility contemplated by this agreement is to be owned by Nordion, and is to be used for the production and supply of Zemiva on a priority basis. We were obligated to pay a facility fee upon execution of the Nordion agreement. We are also obliged to make milestones payments for various phases of the process development. A percentage of each milestone was due upon execution of the agreement, another percentage is due upon commencement of the milestone, and the remainder of each milestone payment is due upon completion of the milestone. As of September 30, 2005, we had made aggregate payments under this agreement in the amount of approximately $2.7 million. The term of the Nordion agreement was initially through 2005, but the agreement has been extended through December 31, 2006.

License Agreements with Georgetown University and Johns Hopkins University
We have entered into three license agreements with Georgetown University, with Johns Hopkins University also participating jointly in one such license. These agreements pertain to certain aspects of our oncology product candidate MIP-220, and our neurology product candidate MIP-170.
The first Georgetown license agreement relates to our product candidate MIP-220, a prostate specific membrane antigen (PSMA) inhibitor, for the detection and monitoring of prostate cancer. Pursuant to the first Georgetown license agreement, we license on an exclusive basis in the field of imaging applications, the rights to certain compounds that bind to proteins found on prostate cancers. MIP-220 is the lead compound under development in this series of synthetic dipeptides. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of MIP-220, for the term of the patent rights, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for MIP-220. Such milestone payments may be reduced for subsequent NDAs submitted for new uses of MIP-220, and these milestone payments are creditable against future earned royalty payments. As of September 30, 2005, we had made no payments under this license. The term of this agreement is ten years following the latter of either first commercial sale of MIP-220, or expiration of the patents, after which time the license becomes a fully paid-up nonexclusive license. We also have the right to terminate this license in our discretion, upon providing ninety days written notice.
The second Georgetown license agreement was jointly executed with Johns Hopkins University, and it also relates to our product candidate MIP-220, addressing methods of using MIP-220 in radioimaging applications. Pursuant to the second Georgetown license agreement, we license on an exclusive basis for diagnostic imaging and radiotherapeutic applications, the rights to use compounds that bind to the protein NAALADase and PSMA. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay royalties on net sales of MIP-220, for the term of the patent rights and on a country-by-country basis, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay a one-time license fee, an annual license maintenance fee and milestone payments upon the attainment of certain approvals in the regulatory process for MIP-220. Such milestone payments may be reduced by up to 50% for subsequent NDAs submitted for new uses of MIP-220 and are creditable against annual license maintenance fees. As of September 30, 2005, we had made no payments under this license. The term of this agreement and our obligation to pay royalties persists on a country-by-country basis until expiration of the last of the patent rights. We also have the right to terminate this license in our discretion, upon providing ninety days written notice.
The third Georgetown license agreement relates to certain aspects of our product MIP-170, a compound for the detection of Parkinson’s disease and ADHD and imaging of dopamine-rich areas of the brain. Pursuant to the third Georgetown license agreement, we license on an exclusive basis, the rights to certain piperidine analogs, for the therapeutic and diagnostic uses of these compounds in substance abuse, obesity, depression, Parkinson’s disease, and related neuropsychological conditions and diseases. MIP-170 is the lead compound under development in this series of piperidine analogs. We have the right to sublicense this agreement. We also have the right to enforce the patent rights, and are under an obligation to maintain them. In exchange for these exclusive rights, we are obligated to pay royalties on net sales of products, for the term of the patent rights, with a reduction in royalties following expiration or invalidation of the patent rights. We are also obligated to pay an upfront license fee a one-time reimbursement of patent costs a one time fee for sponsored research and milestone payments upon the attainment of certain approvals in the regulatory process. Such milestone payments may be reduced for subsequent NDAs submitted for new uses of MIP-170 and are creditable against future earned royalty payments. As of September 30, 2005, we had made no payments under this license. The term of this agreement is perpetual, provided there is continued development and sales of MIP-170 or other licensed piperidine analog products.

License Agreement with University of Western Ontario
We have entered into two license agreements with the University of Western Ontario (UWO), both of which relate to certain aspects of our Ultratrace radiolabeling technology platform. At present, the Ultratrace technology platform is used for the production of our product candidate Ultratrace MIBG (MIP-120T), our lead oncology compound for the diagnosis and treatment of neuroendocrine tumors.
Pursuant to the first UWO license agreement, we license on a worldwide exclusive basis, all rights in certain radiolabeling technology and the compounds used in the radiolabeling process. We have the right to sublicense this agreement. We have the right to enforce the patent rights, and are also under an obligation to maintain them and to reimburse UWO for such costs. While UWO retains the ownership of the existing patent rights, we own any improvements to the radiolabeling technology that are made by us or for us on our behalf. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of the product for the term of the patent rights. We are also obligated to pay an initial license fee and minimum annual payments for each calendar year for which we do not sponsor research in the area of radiolabeling technology. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for Ultratrace MIBG. Such milestone payments apply only once, regardless of the number of other products developed with the radiolabeling technology described in the patent rights. As of September 30, 2005, we had made aggregate payments under this license in the amount of $61,762. The term of this agreement is perpetual.
Pursuant to the second UWO license agreement, we license on a worldwide exclusive basis, all rights in certain radiolabeling technology involving preparation of radiolabeled haloaromatic compounds via polymer-bound intermediates, and the rights to the polymer intermediates themselves. We have the right to sublicense this agreement. We have the right to enforce the patent rights, and are also under an obligation to maintain them and to reimburse UWO for such costs. While UWO retains the ownership of the patent rights, we own any improvements to the radiolabeling technology and polymer intermediate compounds that are made by us, or for us on our behalf. In exchange for these exclusive rights, we are obligated to pay a royalty on net sales of products, on a country-by-country basis for the term of the patent rights. For products developed using the Ultratrace labeling technology platform as a research tool, where the products do not themselves employ the Ultratrace technology, we are obligated to pay a royalty on net sales of these products, further including a royalty on net revenue received from third parties on a fee-for-service basis for research services, and still further including a royalty on net revenue received from sales of third-party products developed using the Ultratrace labeling technology platform as a research tool, where the products do not themselves employ the Ultratrace technology and where the third party does not have a sublicense. We are also obligated to pay an initial license fee, and minimum annual payments for each calendar year through 2012. We are also obligated to pay milestone payments upon the attainment of certain approvals in the regulatory process for Ultratrace MIBG. Such milestone payments apply for each of the first products developed in each indication class: cardiology, oncology, central nervous system, infection, and vascular disease. As such, subsequently developed products for oncology applications, that employ the Ultratrace labeling process, would not be subject to milestone payments. As of September 30, 2005, we had made aggregate payments under this license in the amount of $49,595. The term of this agreement is twenty years (2023) or the expiration of patent rights on a country-by-country basis (2022-2024).

License Agreement with Nihon Medi-Physics Co. Ltd.
We have entered into a license agreement with Nihon Medi-Physics Co. Ltd., or Nihon, for access to its confidential clinical information relating to its Cardiodine brand I-123-BMIPP product. As of September 30, 2005, we had made no payments under this license. This information licensed from Nihon has been used in a supportive manner to advance our own I-23-BMIPP product, Zemiva, through FDA clinical trials. Pursuant to the Nihon agreement, we are obligated to pay Nihon certain royalties on net sales of Zemiva for its first indication, if the use of Nihon’s clinical data enables us to omit or limit any of the clinical trial phases in the U.S. regulatory approval process for Zemiva. As of September 30, 2005 we had not yet been able to omit or limit any of the clinical trial phases for Zemiva. We may also be obligated to pay Nihon certain royalties on net sales of Zemiva for additional indications. The terms of the Nihon agreement provide that it is to remain in effect as long as we or our successors sell Zemiva in North America.
Competition
We will compete for market share against large pharmaceutical and biotechnology companies, smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their partners, may develop new product candidates that will compete with ours, and these competitors may, and in certain cases do, operate larger research and development programs or have substantially greater financial resources than we do.
If Zemiva is approved, its competition in the emergency department setting will be the current standard of care in the assessment of chest pain patients who present to emergency departments. This standard involves several diagnostic products and procedures, in some cases involving the use of perfusion imaging agents, which in the aggregate may require several hours or days of hospitalization to reach an ultimate diagnosis.
Perfusion imaging agents such as Cardiolite (from Bristol-Myers Squibb Imaging), Myoview (from Amersham, a subsidiary of General Electric Company) and thallium, are considered unable to reliably detect cardiac ischemia more than two hours after the cessation of chest pains, thereby making them of limited value in the emergency department setting. Many patients who present with chest pain in the emergency department are beyond the perfusion agents’ two-hour window of active symptoms when they arrive or their symptoms subside while waiting in the emergency department. Additionally, as their hearts may be unstable, stress testing with these agents is contraindicated in patients with suspected ACS in the emergency department setting. Sales of perfusion agents in the acute setting account for, to our knowledge, approximately 2% of the overall sales for these agents.
Perfusion agents would be, however, Zemiva’s main competition in the non-acute market if regulatory approval is obtained. We estimate that worldwide sales of Cardiolite, Myoview and thallium were approximately $1.0 billion in 2004. Currently, these perfusion agents are used almost exclusively in non-acute settings in connection with stress testing where the patient’s stress is induced (either by exercise or a pharmacological stress agent) as they are generally required to be used within two hours after the cessation of chest pain.
Patents and Proprietary Rights
Our success depends in part on our ability to obtain and maintain a competitive position in the marketplace. This includes obtaining proprietary protection for our product candidates, technology, and know-how; preventing others from infringing our proprietary rights; and operating without infringing the proprietary rights of others. Our policy is to seek to protect our proprietary position by, among other methods, applying for and obtaining U.S. and foreign patents relating to our proprietary technologies, inventions, and improvements that are important to our business. This includes obtaining patent term extensions or restorations when possible. In addition, we rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary positions. Furthermore, we intend to build brand identity in our company, our technologies and our product candidates, and for this purpose have applied for certain trademarks, as described below.
As of September 30, 2005, we had seven issued patents granted to us by the United States Patent and Trademark Office and four issued foreign patents, including counterparts to U.S. filings. We have nine pending U.S. patent applications, two pending filings under the Patent Cooperation Treaty that are not yet nationalized, and 34 nationalized and pending foreign patent applications. Additionally, we have obtained licenses from third parties for the rights to use certain proprietary technologies and compounds. Our in-licensed technology provides us certain rights to three issued U.S. patents, three issued foreign patents, including counterparts to U.S. filings, one pending U.S. patent application, and five nationalized and pending foreign patent applications. For a discussion of these agreements, see “Strategic Agreements.” While we believe our patents and patent applications may be important for certain aspects of our business, such as those related to specific product candidates such as BMIPP derivatives, which patents and applications expire between 2016 and 2023, we believe that our success also depends upon innovation, technical expertise, and responsiveness to the medical needs of an aging patient population. While our patented technology may delay or deter a competitor in offering a competing product, we believe our technical capability should also allow us to obtain limited market exclusivity in the United States under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, and abroad through similar legislation.
The original patent protecting the composition of BMIPP expired in 2003. However, we believe that Zemiva, or I-123-BMIPP, is a new chemical entity in the United States and Europe and, therefore, should be eligible for market exclusivity under the FDCA as amended by the Hatch-Waxman Act. We are also pursuing three additional patent families (in the United States and internationally) to provide up to 18 years of new patent-based exclusivity for certain aspects of BMIPP and BMIPP-derivative compositions.
The Hatch-Waxman Act provides a five-year period of non-patent marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity. A drug can be classified as a new chemical entity if the FDA has not previously approved any other new drug containing the same active agent. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug, where the applicant does not own or have a legal right of reference to all the data required for approval. Protection under the Hatch-Waxman Act will not prevent the filing or approval of another full NDA, but the applicant would be required to conduct its own adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplements to existing NDAs if new clinical investigations are essential to the approval of the applications, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent.
The Hatch-Waxman Act also permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half the time between the effective date of an investigational new drug exemption, or IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and it must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may consider applying for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond the current expiration date, depending on the expected length of clinical trials and other factors involved in the filing of the relevant NDA.
The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know with certainty whether any of our patent applications or those patent applications that we license will result in the issuance of any new patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products, or could affect the length of term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with sufficient proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us and, to the extent they seek to protect these technologies through patents and such technologies are determined to contain valid and enforceable claims, they could achieve a legal determination that our products or technologies are infringing these third-party patents. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any of our products can be commercialized, any related patent may expire, or that such patent may remain in force for only a short period following commercialization of a product candidate, thereby reducing any advantage of the patent with respect to that product candidate. While patent term restoration is available under the Hatch-Waxman Act and similar laws, we cannot predict whether such patent term restoration will be granted to us as to any particular patent covering such product candidate.
We rely in some circumstances on trade secrets to protect our technology, particularly with respect to certain aspects of our Zemiva manufacturing process. Trade secrets, however, can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors, contract manufacturers and other entities with whom we do business. However, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the proprietary rights or resulting know-how generated in related inventions.

We currently use Molecular Insighttm and the Molecular Insight logo as trademarks in the United States and other countries. We have sought U.S. trademark registration for Molecular Insighttm and plan to seek similar protection for this mark outside the United States. We have also filed intent to use registrations with the United States Patent and Trademark Office, for the trademarks Ultratracetm, Zemivatm and Velepintm and plan to seek similar protection for these marks outside the United States. We use SAACtm, SAACQtm and Nanotracetm Discovery as trademarks in the United States and other countries, and are exploring the applicability of U.S. and foreign registration for these trademarks. We cannot guarantee any of these marks will be approved in the United States or in foreign jurisdictions. In addition, we have obtained rights to the following Internet domain names: www.molecularinsight.com, www.zemiva.com, www.zemiva.org, www.zemiva.net, www.velepin.com, www.velepin.org, www.velepin.net, www.ultratrace.org, and www.ultratrace.net.
Government Regulation
Government authorities in the United States and foreign countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, sampling, marketing and import and export of pharmaceutical products. Our molecular imaging pharmaceuticals and targeted radiotherapeutics in the United States will be subject to FDA regulation as drugs under the FDCA, and require FDA approval prior to commercial distribution. The process of obtaining governmental approvals and complying with ongoing regulatory requirements requires the expenditure of substantial time and financial resources. In addition, statutes, rules, regulations and policies may change and new legislation or regulations may be issued that could delay such approvals. If we fail to comply with applicable regulatory requirements at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.
The U.S. regulatory scheme for the development and commercialization of new pharmaceutical products can be divided into three distinct phases: an investigational phase including both preclinical and clinical investigations leading up to the submission of an NDA, a period of FDA review culminating in the approval or refusal to approve the NDA, and the post-marketing period. Each of these phases is described below.
Preclinical Phase
The preclinical phase involves the characterization, product formulation and animal testing necessary to prepare an IND for submission to the FDA. The IND must be reviewed and authorized by the FDA before the drug can be tested in humans. Once a new pharmaceutical agent has been identified and selected for further development, preclinical testing is conducted to confirm pharmacological activity, to generate safety data, to evaluate prototype dosage forms for appropriate release and activity characteristics, and to confirm the integrity and quality of the material to be used in clinical trials. A bulk supply of the active ingredient to support the necessary dosing in initial clinical trials must be secured. Data from the preclinical investigations and detailed information on proposed clinical investigations are compiled in an IND submission and submitted for FDA before human clinical trials may begin. If the FDA does not formally communicate an objection to the IND within 30 days, the specific clinical trials outlined in the IND may go forward.
Clinical Phase
The clinical phase of drug development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy, and dosage of the substance in humans, as well as the ability to produce the substance in accordance with the FDA’s cGMP requirements. Data from these activities are compiled in an NDA requesting approval to market the drug for a given use, or indication. Clinical trials must be conducted under the supervision of qualified investigators in accordance with good clinical practice, and according to IND-approved protocols detailing, among other things, the study objectives and the parameters, or endpoints, to be used in assessing safety and efficacy. Each trial must be reviewed, approved and conducted under the auspices of an independent Institutional Review Board, or IRB, and each trial, with limited exceptions, must include all subjects’ informed consent. The clinical evaluation phase typically involves the following sequential process:
Phase 1 clinical trials are conducted in a limited number of healthy subjects to determine the drug’s safety, tolerability, and biological performance. The total number of subjects in Phase 1 clinical trials varies, but is generally in the range of 20 to 80 people (or less in some cases, such as drugs with significant human experience).
Phase 2 clinical trials involve administering the drug to subjects suffering from the target disease or condition to evaluate the drug’s potential efficacy and appropriate dose. The number of subjects in Phase 2 trials is typically several hundred subjects or less.
Phase 3 clinical trials are performed after preliminary evidence suggesting effectiveness has been obtained and safety, tolerability, and appropriate dosing have been established. Phase 3 clinical trials are intended to gather additional data needed to evaluate the drug’s overall benefit-risk relationship of the drug and to provide adequate instructions for its use. Phase 3 trials usually include from several hundred to several thousand subjects.
Throughout the clinical testing phase, samples of the product made in different batches are tested for stability to establish shelf life constraints. In addition, increasingly large-scale production protocols and written standard operating procedures must be developed for each aspect of commercial manufacture and testing.
The clinical trial phase is both costly and time-consuming, and may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted under an IND and may, at its discretion, reevaluate, alter, suspend, or terminate the testing at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical testing as a condition to product approval. Additionally, new government requirements may be established that could delay or prevent regulatory approval of our products under development. Furthermore, institutional review boards, which are independent entities constituted to protect human subjects in the institutions in which clinical trials are being conducted, have the authority to suspend clinical trials in their respective institutions at any time for a variety of reasons, including safety issues.
New Drug Application and Review
After the successful completion of Phase 3 clinical trials, the sponsor of the new drug submits an NDA to the FDA requesting approval to market the product for one or more indications. An NDA is a comprehensive, multi-volume application that includes, among other things, the results of all preclinical and clinical studies, information about the drug’s composition, and the sponsor’s plans for producing, packaging, and labeling the drug. In most cases, the NDA must be accompanied by a substantial user fee. FDA has 60 days after submission to review the completeness and organization of the application, and may refuse to accept it for continued review, or refuse to file, if the application is found deficient. After filing, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use. Drugs that successfully complete NDA review may be marketed in the United States, subject to all conditions imposed by the FDA.
Prior to granting approval, the FDA generally conducts an inspection of the facilities, including outsourced facilities that will be involved in the manufacture, production, packaging, testing and control of the drug product for cGMP compliance. The FDA will not approve the application unless cGMP compliance is satisfactory. If the FDA determines that the marketing application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the marketing application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter.
The length of the FDA’s review can range from a few months to several years or more. Once an NDA is in effect, significant changes such as the addition of one or more new indications for use generally require prior approval of an sNDA including additional clinical trials or other data required to demonstrate that the product as modified remains safe and effective.
Fast-Track Review
The Food and Drug Administration Modernization Act of 1997, or the Modernization Act, establishes a statutory program for relatively streamlined approval of “Fast-Track” products, which are defined under the Modernization Act as new drugs or biologics intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Fast-Track status requires an official designation by the FDA.
Abbreviated New Drug Application and Review
An ANDA is a type of NDA that is used for the review and approval of a generic drug product. A generic drug product is one that is the same as a previously approved innovator drug product, which means it has the same active ingredient, dosage form, strength, route of administration, quality, performance characteristics, and intended use. An ANDA is generally not required to include preclinical and clinical data to establish safety and effectiveness. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to the previously approved drug, which means that it performs in the same manner. None of the products currently under development by Molecular Insight will be eligible for ANDA approval, although it is possible that competing products based on our product could be approved by this route at some future time.
Section 505(b)(2) Applications
If a proposed drug product represents only a limited change from a product that has already been approved by the FDA, yet differs in more ways than those permitted under the ANDA requirements, then the applicant may be able to submit a type of NDA referred to as a 505(b)(2) application. This route of approval is potentially applicable to the development of Ultratrace MIBG, which has previously been approved as an imaging agent for pheochromocytoma and neuroblastoma, each a specific type of neuroendocrine tumor. In effect, a 505(b)(2) applicant is permitted to rely on information in the scientific literature, or previous safety and efficacy determinations by the FDA, rather than submitting the full complement of clinical or other data that would otherwise be required for NDA approval. However, the 505(b)(2) sponsor must provide any additional clinical or other data needed to supplement and/or establish the relevance and applicability of prior findings for the new product formulation.
Orphan Drug Status
Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. We may file for orphan drug designation for the use of Ultratrace MIBG as a targeted radiotherapeutic for the treatment of neuroendocrine tumors, however obtaining FDA approval to market a product with orphan drug exclusivity may not provide us with a material commercial advantage.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Although orphan drug designation does not shorten or otherwise convey any advantage in the regulatory approval process, approved orphan drugs are to a seven year period of market exclusivity during which FDA may not approve any other application to market the same drug for the same disease except in very limited circumstances. These circumstances are an inability to supply the drug in sufficient quantities, or a situation in which a subsequent product has shown superior safety or efficacy. This exclusivity, however, could also block the approval of our product for seven years if a competitor obtains earlier approval of the same drug for the same indication.
Post-Approval Phase
Once the FDA has approved a new drug for marketing, the product becomes available for physicians to prescribe in the United States. After approval, we must comply with post-approval requirements, including ongoing compliance with cGMP regulations, delivering periodic reports to the FDA, submitting descriptions of any adverse reactions reported, and complying with drug sampling and distribution requirements. We are required to maintain and provide updated safety and efficacy information to the FDA. We are also required to comply with requirements concerning advertising and promotional labeling.
Compliance with post-approval requirements will require us to expend time, money, and effort on an ongoing basis. We use, and will continue to use, third-party manufacturers, including MDS Nordion, to produce certain of our products in clinical and commercial quantities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.
In addition, discovery of problems with a product or the failure to comply with requirements may result in restrictions including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. Also, the FDA may require post-market testing and surveillance to monitor the product’s safety or efficacy, including additional clinical studies, known as Phase 4 trials, to evaluate long-term effects.
Other Regulation in the United States
Healthcare Reimbursement
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, and managed-care arrangements, are continuing in many countries where we do business, including the United States. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical products. Government programs, including Medicare and Medicaid, private healthcare insurance and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments. This has created an increasing level of price sensitivity among customers for our products. Some third-party payers must also approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use the medical devices or therapies. Even though a new medical product may have been cleared for commercial distribution, we may find limited demand for the product until reimbursement approval has been obtained from governmental and private third-party payers.
Environmental Regulation
We are also subject to various environmental laws and regulations both within and outside the United States. Like many other pharmaceutical and medical device companies, our operations involve the use of substances, including hazardous wastes, which are regulated under environmental laws, primarily manufacturing and sterilization processes. We do not expect that compliance with environmental protection laws will have a material impact on our consolidated results of operations, financial position or cash flow. These laws and regulations are all subject to change, however, and we cannot predict what impact, if any, such changes might have on our business, financial condition or results of operations.
Our research is also dependent on our maintenance of a Radioactive Materials license from the Massachusetts Department of Public Health which allows us to acquire, use and store quantities of radioactive isotopes that are critical for the manufacture and testing of research products.
Foreign Regulation
Whether or not we obtain FDA approval for a product, we must obtain approval from the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country. Although governed by the applicable jurisdiction, clinical trials conducted outside of the United States typically are administered under a three-phase sequential process similar to that discussed above for pharmaceutical products.
Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is available for medicines produced by biotechnology or which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. This authorization is a marketing authorization approval, or MAA. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. This procedure is referred to as the mutual recognition procedure, or MRP.
In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the prices which result from the regulatory approval process would be insufficient to generate an acceptable return to us or our collaborators.
Employees
As of September 30, 2005, we had 25 full-time employees, 14 of whom have M.D.s, Ph.D.s or other advanced degrees, and 1 part-time employee. Sixteen of our employees are engaged in research and development, clinical development and regulatory affairs and quality assurance of our product candidates. Nine of our employees plus one part-time employee are classified in general and administrative, which includes operations, business development, finance, accounting, human resources, external communications, facilities management and general administration.
Facilities
Our principal executive and administrative office is a leased facility located in Cambridge, Massachusetts that consists of approximately 6,728 square feet of office space and 1,481 square feet of laboratory space. These facilities are occupied pursuant to a lease agreement that expires on June 30, 2008. We believe that our current facilities will meet our anticipated needs for the foreseeable future.
Legal Proceedings
On June 30, 2004 a small group of stockholders comprised of David Elmaleh, Havacom, N.V., IBS Turnaround Fund, L.P., John Pattillo and Greg Shoukimas commenced a civil suit in Massachusetts Superior Court against us and certain of our present and former officers. The complaint alleges that the officers breached fiduciary duties to us and to the plaintiffs by approving and benefiting from stock transactions in 2001 and 2002. The plaintiffs allege that these transactions resulted in our receiving less money in connection with the sale of stock and in an improper dilution of certain stockholders. In March 2005, the individual defendants moved for a dismissal of the claims asserted directly against them. On July 1, 2005, the Court found, as a matter of law, that the individual defendants did not breach their fiduciary duties to the plaintiffs and dismissed those claims, leaving only the derivative claims purportedly asserted on behalf of us pending. On October 11, 2005 the plaintiffs served a Motion for Reconsideration of the Court’s dismissal of their direct claims. There has been no Court action on this motion.
Promptly after receiving notice of the service of the complaint, the disinterested members of our Board of Directors appointed a Special Litigation Committee, or SLC, comprised of disinterested directors to investigate the allegations. The Special Litigation Committee has retained independent counsel at Wilmer, Cutler, Pickering, Hale and Dorr LLP to assist it in its investigation. On July 14, 2005, the SLC unanimously determined that the transactions in question were proper and submitted a report to the remaining disinterested members of the Board of Directors with its conclusions and the recommendation that we seek to terminate the remaining claims against us. On July 24, 2005, the remaining disinterested members of the Board of Directors adopted the report and its recommendations. On August 9, 2005, our counsel served a motion to dismiss the remaining derivative claims on plaintiffs and we await Court action on this motion. At the present time it is not possible to estimate the potential losses, if any, related to this lawsuit and we continue to protect our legal rights and defend ourselves in this suit.
We have indemnified the defendant officers pursuant to our bylaws, and will continue to indemnify them pursuant to our Restated Articles of Organization. See “Description of Capital Stock — Indemnification of Directors and Executive Officers and Limitation of Liability.”
Except for the foregoing, we are not a party to any material legal proceedings.

MANAGEMENT
Executive Officers, Key Employees and Directors
The following table sets forth certain information with respect to our executive officers, key employees and members of our Board of Directors and a nominee to our Board of Directors as of December 31, 2005:

Name	Age	Position(s)

David S. Barlow*	49	Chairman of the Board of Directors; Chief Executive Officer
John W. Babich, Ph.D.*	48	Director; President and Chief Scientific Officer
John E. McCray*	55	Chief Operating Officer
Nicholas Borys, M.D.*	46	Chief Medical Officer
Bob Gallahue	45	Chief Financial Officer
John Barrett, Ph.D.	51	Vice President of Research
Joshua Hamermesh	33	Vice President of Commercial and Business Development
Priscilla Harlan	53	Vice President, Corporate Communications
James F. Kronauge, Ph.D.	50	Vice President, Process Chemistry
James Wachholz	52	Vice President, Regulatory Affairs and Quality Assurance
William C. Eckelman, Ph.D.	64	Director
Daniel Frank	48	Director
Kim Lamon, M.D., Ph.D.	53	Director
Harry Stylli, Ph.D.	44	Director
Andrew Jay, D.M.D.(4)	43	Director
Lionel Sterling(4)	68	Director Nominee

*	Denotes executive officer.
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Governance and Nominating Committee.

(4)	Dr. Jay has agreed to resign from our Board of Directors as of the listing of our common stock on the Nasdaq National Market and Mr. Sterling has agreed to join our Board of Directors as of such time.
David S. Barlow has served as the Chairman of our Board of Directors and our Chief Executive Officer since January 2003. He has more than 25 years of experience in the global biopharmaceutical industry. He joined Molecular Insight as its Chairman in early 2000 and added the Chief Executive Officer responsibilities in January 2003. Prior to Molecular Insight, Mr. Barlow was President, Pharmaceuticals at Sepracor Inc. During his tenure at Sepracor from 1993 to 1999, Pharmaceuticals was built into a fully integrated pharmaceutical company with a strong product pipeline, a complete research and development and United States sales and marketing capability, and several significant corporate partnerships. Before Sepracor, Mr. Barlow worked for Rhone-Poulenc Rorer, where he led the turnaround of the Armour Pharmaceutical Division. He had previously worked for Pfizer Inc and ARES-Serono in a variety of business development and marketing positions. Mr. Barlow is a Trustee of McLean Hospital, Bates College, and Newton Country Day School and on the Board of Directors of New River Pharmaceuticals. He is also a member of the President’s Council at Massachusetts General Hospital. Mr. Barlow received a B.A. from Bates College and an M.B.A. from Stanford University.

John W. Babich, Ph.D., a founder of the Company in 1997, serves as our President and Chief Scientific Officer, and is a member of our Board of Directors. He has been an active researcher in the field of molecular imaging and targeted radionuclide therapy for the past 25 years. Prior to joining the Company, he was Assistant Professor of Radiology at Harvard Medical School and Staff Radiopharmaceutical Chemist at Massachusetts General Hospital (MGH), Boston, Massachusetts. Prior to joining MGH, Dr. Babich was Principal Scientist and Head of the Radiopharmaceutical Section at the Institute of Cancer Research in England. Dr. Babich’s current research efforts focus on molecular imaging in cardiovascular disease, oncology and neurology. His previous research experience includes detection of breast and colorectal cancer using monoclonal antibodies, pharmacological and in vivo biological studies of novel small molecules for targeted therapy of neuroblastoma, the use of peptide-based molecular imaging agents for the detection of infection and cancer, and the use of positron emission tomography for the study of drug behavior in humans. He has published more than 100 research articles in a variety of peer-reviewed journals as well as several book chapters and invited reviews. He is inventor or co-inventor of seven issued and pending patents licensed to or property of the Company. He is also co-inventor of a cardiac imaging product currently marketed by Mallinckrodt-TycoHealthcare, Inc. as Ultra-Tag. Dr. Babich recently served as President of the Society of Nuclear Medicine’s Radiopharmaceutical Science Council. Dr. Babich received a B.S. in Pharmacy from St. John’s University, an M.S. from University of Southern California, and a Ph.D. from the University of London.
John E. McCray has served as our Chief Operating Officer since joining Molecular Insight in March 2003. He has over 20 years of marketing, operations and public policy experience in the biopharmaceutical industry, including product launches, manufacturing scale-up and new market openings in developing countries. From 1999 to 2003, Mr. McCray served as the Chief Operating Officer at Pan Pacific Pharmaceuticals. For six years ending in 1999, he worked with various subsidiaries of Sepracor Inc. Before joining Sepracor, Mr. McCray held the position of Director, Worldwide Marketing at Armour Pharmaceutical Company. His pharmaceutical experience also includes a five-year tenure at Pfizer Inc where he managed reimbursement, formulary and public policy issues. Mr. McCray received a B.A. from the University of Texas and an M.B.A. from The Wharton School, University of Pennsylvania.
Nicholas Borys, M.D. has served as our Chief Medical Officer since April 2004. He has 15 years of experience in the pharmaceutical and healthcare industry including drug development work with molecular imaging companies. His background includes strategic planning and management of pharmaceutical development for FDA approval. From 2002 to 2004 he worked at Taiho Pharma USA, where he served as Chief Medical Officer for global clinical development. Dr. Borys’ molecular imaging experience includes BRACCO Diagnostics where he was Executive Medical Director from 2000 to 2002, responsible for early and late stage development for international development projects in both MRI and nuclear medicine. He also served for six years as Director of Medical Affairs for Amersham Healthcare, Inc. where he oversaw development of cardiovascular, oncology and neurology products. Dr. Borys has also worked as a senior medical affairs officer of two oncology companies, Cytogen Corporation and Anthra Pharmaceuticals, and as Director, Medical and Clinical Services for a division of Hoffman La-Roche, Inc. Dr. Borys received a B.A. from Rutgers University and an M.D. from the American University of the Caribbean.
Bob Gallahue has served as our Chief Financial Officer since July 2005. He has over 15 years of financial management experience at public and private biotechnology companies, including Millennium Pharmaceuticals, LeukoSite, Inc., Keryx Biopharmaceuticals and VaxInnate Corp. He joined Molecular Insight from VaxInnate, where he was Interim Chief Financial Officer from 2004 to 2005. From 2000 to 2003, he was Chief Financial Officer and Treasurer of Keryx Biopharmaceuticals. Prior to Keryx, he served in financial positions at LeukoSite, Inc., which was later acquired by Millennium Pharmaceuticals, and Repligen Corporation. Mr. Gallahue received a B.A. from Middlebury College and an M.S.A. from Bentley College.

John A. Barrett, Ph.D. has served as our Vice President of Research since August 2005. He has over 20 years of experience in the discovery and development of agents in oncology and angiogenesis-directed tumor imaging and therapy. He came to Molecular Insight from Infinity Pharmaceuticals where he worked from 2003 to 2005 and served as the Senior Director Pharmacology/ Toxicology, ADME, and Bioanalytical Chemistry. Prior to Infinity Pharmaceuticals, Dr. Barrett was Senior Director of Pharmacology/ Toxicology at EPIX Medical, Inc. from 2000 to 2003. In 1993, Dr. Barrett was recruited to DuPont Merck Radiopharmaceutical Division as a Principal Research Scientist in Biological Research Imaging, and later was appointed as Director Discovery Biology Research Imaging and Animal Resources. He has held positions at Rorer Pharmaceuticals where he was Group Leader of Cardiovascular Pharmacology and as Research Manager in Vascular Biology at the RWJ Pharmaceutical Research Institute. Dr. Barrett received a B.S. from the State University of New York at Oneonta and a Ph.D. from St. John’s University.
Joshua Hamermesh has served as our Vice President of Commercial and Business Development since May 2005. From 1999 to 2005, he worked at Genzyme Corporation, where he was the Business Director, Cardiac Cell Therapy and Chief Operating Officer of the company’s MG Biotherapeutics unit. Mr. Hamermesh held several cardiovascular product marketing and business development positions at Genzyme, including Director, Cardiovascular Business Development and Marketing Manager, Genzyme Surgical Products. Previously, he was a strategy consultant at Monitor Company. Mr. Hamermesh received a B.A. from Amherst College and an M.B.A. from Harvard Business School.
Priscilla Harlan has served as our Vice President, Corporate Communications since July 2005. From 2000 to 2005, Ms. Harlan worked at Complete Healthcare Communications, a medical communications consultancy, where she was an Account Director for pharmaceutical clients. Previously, she served in senior investor relations positions at Feinstein Kean Healthcare, a communications consulting firm, where she designed and implemented strategic communications initiatives for emerging companies. Prior to that she directed corporate communications and investor relations at Sepracor Inc. and one of its subsidiaries. Ms. Harlan received a B.A. in Biology and History from the University of North Carolina.
James F. Kronauge, Ph.D. has served as our Vice President of Process Chemistry since August 2005. He joined the company in December 1999. He has been an active researcher in the field of radiology and nuclear medicine for the past 20 years and has published more than 50 research articles in a variety of peer-reviewed journals. He is inventor or co-inventor of six issued patents, including one for the use of Cardiolite, a perfusion imaging agent for the detection of cardiac ischemia. Prior to joining Molecular Insight, he was Assistant Professor of Radiology at Harvard Medical School and Associate Director of Radiopharmacy in the Joint Program in Nuclear Medicine at Brigham and Women’s Hospital, Boston, Massachusetts. His research efforts have focused on the development of diagnostic agents for measurement of tissue perfusion in cardiovascular disease, developing imaging agents for the detection of various cancers and monitoring multi-drug resistance in tumors. His experience includes synthetic organic and inorganic chemistry, elucidation of drug interactions by in vitro cell culture techniques and in vivo animal models, HPLC analysis, pharmacodynamics and metabolism studies, radiochemistry and pharmaceutical chemistry. He has been involved with the discovery and development of CardioGen (Bracco) and Mebrofennin (Bracco). Dr. Kronauge received a B.S in Chemistry from the University of Cincinnati, an M.S. from Rutgers University and a Ph.D. in Inorganic Chemistry from M.I.T. under the guidance of Professor Alan Davison.
James Wachholz has served as our Vice President, Regulatory Affairs and Quality Assurance since May 2005. He has over 20 years of experience in regulatory affairs and product development at biotechnology and pharmaceutical companies. From 2003 to May 2005, he worked at Accentia Biopharmaceuticals, where he served as Chief Regulatory Officer. From 1998 to 2003 Mr. Wachholz worked at Sepracor Inc., where he served as the Executive Director of Regulatory Affairs. Previously, Mr. Wachholz held regulatory and compliance positions at Hybridon, Inc., Searle Pharmaceuticals and

Baxter International. Mr. Wacholz received a B.S. in Biochemistry from Northwestern University and an M.B.A. from DePaul University.
William C. Eckelman, Ph.D. has served as a member of our Board of Directors and Chair of our scientific advisory committee since December 2000. From 1991 to 2004, he was Chief of the Positron Emission Tomography (PET) Department at the National Institutes of Health. From 1987 to 1991, Dr. Eckelman worked at Squibb Institute for Medical Research, where he served as the Vice President for Diagnostics Research & Development. In addition to his research efforts, Dr. Eckelman has been the editor-in-chief of Nuclear Medicine and Biology since 1985 and a member of the Diagnostic Radiology Study section from 1982 to 1986 and 1998 to 2001. He has also served the Society of Nuclear Medicine, the Department of Energy and the National Academy of Sciences in various capacities. Dr. Eckelman received the Paul C. Aebersold Award for Outstanding Achievement in Basic Science, Applied to Nuclear Medicine in 1988 and the American College of Nuclear Physicians Corporate Achievement Award in 1995. He also has received the Georg deHevesy Nuclear Pioneer Award in 1997, the Institute for Clinical PET Distinguished Scientist Award in 2000, and the Great Golden Seal of Padua University in recognition of contributions to Radiopharmaceutical Development in 2002. He has published over 380 research papers, books and book chapters. Dr. Eckelman received a B.S. from St. Louis University, an M.A. from Washington University in St. Louis and his Ph.D. from Washington University.
Daniel Frank has served as a member of our Board of Directors since 2004. Since 2001, he has worked at Cerberus Capital Management, L.P., a private investment firm. From 1999 to 2001, Mr. Frank served as a Managing Director and Portfolio Manager of ACI Capital Strategic Fund, a New York-based hedge fund, and prior to that he served as a portfolio manager for Chatterjee/ Soros Fund Management. From 1979 to 1996, Mr. Frank was employed by Fidelity Management and Research (Fidelity Investments). While at Fidelity, Mr. Frank served as Assistant Portfolio Manager to Peter Lynch on the Magellan Fund and as Vice President and sole Portfolio Manager, for over a decade, of the Fidelity Strategic Opportunities/ Special Situations Fund. In 1996, Mr. Frank was ranked by Barron’s magazine as one of the Top 100 U.S. Mutual Fund Managers. Mr. Frank served on the Board of Directors of i-STAT Corporation from 2001 until its sale to Abbott Laboratories in 2003. From 1986 until its sale in 1996, Mr. Frank was board member and largest stockholder of Corsearch, a New York-based trademark research firm that is now part of CCH-Wolters Klower Inc. Mr. Frank received a B.S. in Business Administration from Boston University School of Management.
Kim D. Lamon, M.D., Ph.D. has served as a member of our Board of Directors since 2004. He has more than 20 years of experience in the pharmaceutical, biotechnology and diagnostics industries. Dr. Lamon was appointed to Valeant Pharmaceutical International’s Board of Directors in August 2002. Since January 2003, Dr. Lamon has worked at Ribapharm, Inc., where he served as the President and Chief Executive Officer and was subsequently appointed President and Chief Scientific Officer upon the reacquisition of Ribapharm by Valeant in September 2003. From 1999 to 2003, Dr. Lamon worked at SciPharma Consulting, LLC, a consulting company to the biotechnology, diagnostics and pharmaceutical industries, where he served as President. From 1996 to 1999, he worked at Covance Clinical and Periapproval Services, were he served as Corporate Senior Vice President and Group President. From 1994 to 1996, Dr. Lamon served as Executive Vice President and Chief Medical Officer for Corning Clinical Laboratories (now Quest Diagnostics, Inc.), as well as Senior Vice President of Science and Technology for Corning Life Sciences, Inc. From 1982 to 1994, he also served as Senior Vice President and Executive Medical Director for Rhone-Poulenc Rorer (now sanofi-aventis) and held other senior management positions in this company. Currently, Dr. Lamon serves on the Scientific Advisory Board of VivoMetrics, Inc. Dr. Lamon served on the Board of Directors of Valeant Pharmaceutical International. Dr. Lamon received an M.D. and a Ph.D. from the Thomas Jefferson University School of Medicine, and a B.S. in Biology and Chemistry from Juniata College in Huntingdon, Pennsylvania. He is trained as an internist and pharmacologist.

Harry Stylli, Ph.D. has served as a member of our Board of Directors since 2004. Dr. Stylli has been Chief Executive Officer of Sequenom since 2005. From 2004 until 2005 he was President and Chief Executive Officer of Xenecor. Dr. Stylli co-founded Aurora Biosciences in 1995, where he served as Senior Vice President of Screening Technology and New Ventures from 2001 to 2002 and as Senior Vice President of Commercial Development from 1999 to 2001. In 2001, following the merger between Aurora and Vertex Pharmaceuticals, Dr. Stylli served as President of Aurora Biosciences and Panvera. From 2002 to 2003, he served as President and Chief Executive Officer of CovX Pharmaceuticals. From 1987 to 1995, Dr. Stylli held varying positions of increasing responsibility in the global discovery organization of GlaxoSmithKline. He currently serves as a Director of Scitegic, a privately-held bioinformatics company. Dr. Stylli received a B.S. from the University of East London, an M.B.A from Open University in the United Kingdom and his Ph.D. from London University.
Andrew Jay, D.M.D. has served as a member of our Board of Directors since 2005 and has agreed to resign from our Board of Directors as of the listing of our common stock on the Nasdaq National Market. Since 2002 he has headed the Medical Solutions Fund at Siemens Venture Capital Inc. From 1994 to 2002, he was an analyst following the medical technology industry at Alex Brown and Wachovia Securities. Dr. Jay’s prior experience includes consulting for Arthur D. Little and operating his dental practice. Dr. Jay received a B.S from Rensselaer Polytechnic Institute, a D.M.D. from the University of Pennsylvania and an M.B.A. from the Kellogg School at Northwestern.
Lionel Sterling has agreed to join our Board of Directors as of the listing of our common stock on the Nasdaq National Market. In 1987, Mr. Sterling founded Equity Resources Inc., a private investment firm, where he has served as President since 1987. He is currently a member of the Board of Directors of Third Wave Technologies. From 1988 to 1993, Mr. Sterling served as co-Founder and Managing Partner of Whitehead/ Sterling, a private investment firm, and from 1981 to 1985, he served as Chairman of the Board of Rayovac Corporation. In addition, from 1981 to 1982, Mr. Sterling served as Executive Vice President and member of the Board of Directors of United Brands Company, and from 1974 to 1981, he was with American Can Company, where he served as a Chief Financial Officer and Sector Executive. He has also served as Vice President and a managing director of Donaldson, Lufkin & Jenrette, Inc.’s venture capital and private investment activities, as well as having held various operating and financial responsibilities at ITT Corporation within its technology and services divisions. Mr. Sterling has held a number of public and private Board positions and has served as an advisor to a number of venture capital and buyout firms, as well as being an investor in a number of privately-held companies. Mr. Sterling has been on the Board of Overseers of New York University Schools of Business and on the Board of Overseers of the Dartmouth Institute, and serves with a number of non-profit organizations. Mr. Sterling received a B.A. from Brooklyn College in New York and an M.B.A. in Finance from New York University.
Our Board of Directors currently consists of seven members and upon the closing of this offering, two newly created vacancies, which can be filled by the action of a majority of the directors then in office. Our Board of Directors has determined that, upon the closing of this offering, four of its members will be “independent directors” as defined under the rules of the Nasdaq Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934. The independent members will consist of Messrs. Frank, Lamon, Stylli and nominee Sterling. Dr. Jay has agreed to resign from our Board of Directors as of the listing of our common stock on the Nasdaq National Market and Mr. Sterling has agreed to join our Board of Directors as of such time.
Effective upon the closing of this offering, our Board of Directors will divide into three classes that will serve staggered three-year terms:

•	Class I, whose initial term will expire at the annual meeting of stockholders to be held in 2006;

•	Class II, whose initial term will expire at the annual meeting of stockholders to be held in 2007; and

•	Class III, whose initial term will expire at the annual meeting of stockholders to be held in 2008.
Upon the closing of this offering, Class I will initially consist of Messrs. Frank, Eckelman and Lamon; Class II will consist of Messrs. Stylli and Sterling and Class III will consist of Messrs. Barlow and Babich. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will expire on such date shall serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified.
Committees of the Board of Directors
Our Board of Directors has established an audit committee, a compensation committee, and a governance and nominating committee that will be constituted as of the completion of this offering:
Audit Committee. The audit committee will perform the following functions, among others:

•	appointing and replacing our independent registered public accounting firm;

•	reviewing compliance with legal and regulatory requirements;

•	evaluating our audit and internal control functions;

•	review the proposed scope and results of the audit; and

•	review and pre-approve the independent registered public accounting firm’s audit and non-audit services rendered.
Upon the listing of our stock on Nasdaq, the audit committee will consist of three independent directors,                     ,                     and                     . Each member of the audit committee is able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flows statements. Our Board of Directors has determined that                     is an “audit committee financial expert” as that term is defined in Securities and Exchange Commission regulations. The Board of Directors has approved and adopted a written charter for the audit committee, and the chairperson of the audit committee will be selected following this offering.
Compensation Committee. The compensation committee will perform the following functions, among others, as set forth in its committee charter:

•	recommending and approving salaries, incentive compensation, and equity-based plans for our executive officers and managers;

•	reviewing corporate goals and objectives relative to executive compensation;

•	evaluating our Chief Executive Officer’s performance in light of corporate objectives;

•	setting our Chief Executive Officer’s compensation based on the achievement of corporate objectives;

•	developing plans for Chief Executive Officer succession; and

•	preparing and issuing reports required under the committee charter.
Following this offering, the compensation committee will be comprised of Messrs.                     ,                     and                     . The chairperson of the compensation committee will be selected following this offering.

Governance and Nominating Committee. The governance and nominating committee will perform the following functions, among others, as set forth in its committee charter:

•	developing criteria for director selection;

•	identifying and recommending to the full Board of Directors the director-nominees to stand for election at annual meetings of the stockholders;

•	recommending members of the Board of Directors to serve on the various committees of the Board of Directors;

•	evaluating and ensuring the independence of each member of each committee of the Board of Directors;

•	recommending to the Board of Directors our corporate governance principles; and

•	recommending to the Board of Directors a code of conduct for our company’s directors, officers and employees.
The governance and nominating committee will be comprised of Messrs.                     ,                     and                     , and the chairperson of the governance and nominating committee will be selected following this offering. Prior to this offering, the activities of the governance and nominating committee were conducted by the full Board.
Scientific Advisory Board. Our Board of Directors has established a group of respected scientists in the biochemistry, organic and inorganic chemistry, cardiology, radiation oncology, nuclear medicine and radiology fields to advise it on scientific, technical and commercialization issues. The scientific advisory board does not have any authority with respect to the governance of our company but provides advice on the scientific results and strategy of our products and research and development efforts. The advisors are currently William C. Eckelman, Ph.D., who serves as chairman; Ronald L. Van Heertum, M.D.; Ross J. Baldessarini, M.D.; Peter Conti, M.D., Ph.D.; Alan Davison, Ph.D., F.R.S.; Duncan H. Hunter, Ph.D.; Alan P. Kozikowski, Ph.D.; Rob Mairs, Ph.D.; H. William Strauss, M.D.; Vladimir Torchilin, Ph.D.; John F. Valliant, Ph.D.; Barry Zarett, M.D.; and Jon A. Zubieta, Ph.D.
Compensation Committee Interlocks
No member of the Compensation Committee serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors.
Director Compensation
Currently, non-employee directors who are not affiliated with any principal stockholder receive a fee of $36,000 per year, payable quarterly, as a retainer fee for service on our Board of Directors and its committees. In addition, each such director receives $2,000 for each meeting of the Board of Directors attended in person and $1,000 for each meeting of the Board of Directors attended via teleconference. All of our non-employee and non-investor-related directors are also eligible to receive stock option grants under our 1997 Stock Option Plan. These grants are for the purchase of up to 50,000 shares of Common Stock and vest in equal quarterly installments over a two year period if the optionee is still a director as of the vesting date. The options have a ten year term and an exercise price equal to the fair market value of our common stock as of the date of grant. No director who is an employee or who is affiliated with any principal stockholder receives separate compensation for services rendered as a director.
We intend to adopt a new director compensation policy to be effective upon completion of this offering. Under this new policy, all non-employee directors will receive $36,000 per year, payable quarterly, as a retainer fee for service on our Board of Directors and its committees. The non-employee directors will also receive a fee of $2,000 for each meeting of the Board of Directors attended in person, $1,000 for each meeting of the Board of Directors attended via teleconference, and $500 for each committee meeting attended either in-person or via teleconference. The chairman of the audit committee will receive an additional $12,000 per year and the chairman of each other committee of the Board of Directors will receive an additional $8,000 per year. Under this policy, upon initial election to the Board of Directors and upon each anniversary of such election during the director’s three year term, a non-employee director will receive an automatic stock option grant to purchase 25,000 shares of our common stock. Each such option will have a term of ten years, an exercise price equal to the fair market value as of the date of grant and will vest at the end of one year from the date of grant. A non-employee director will be entitled to similar automatic option grants upon reelection to the Board of Directors and for each year of subsequent three year terms of service. No director who is an employee will receive separate compensation for services rendered as a director.
Executive Compensation
The following summary compensation table sets forth information concerning compensation for services rendered to us in all capacities during the years ended December 31, 2004 and December 31, 2005 by our Chief Executive Officer and other executive officers, otherwise referred to as our named executive officers, for the years ended December 31, 2004 and December 31, 2005.
SUMMARY COMPENSATION TABLE

							Long-Term
	Annual Compensation						Compensation

							Securities
						Other Annual	Underlying	All Other
Name and Principal Position	Year		Salary	Bonus		Compensation	Options	Compensation

David S. Barlow, Chief	2005		$334,423		(4)			9,992	(1)
Executive Officer	2004		215,769	176,000				9,992	(1)
John Babich, President, Chief	2005		304,021		(4)
Scientific Officer	2004		200,600	160,000
John McCray, Chief Operating	2005		213,488		(4)
Officer	2004		175,000	126,875
Nicholas Borys, Chief Medical	2005		243,242		(4)
Officer	2004		147,692	77,625
Bob Gallahue, Chief Financial	2005		113,497		(4)
Officer	2004	(2)
James Wachholz, Vice President,	2005		142,920	55,000
Regulatory Affairs	2004	(3)
James Kronauge, Vice President,	2005		157,962
Process Chemistry	2004		128,511

(1)	Our policy is to cover 75% of the employee’s cost of our healthcare plan. In lieu of using our healthcare plan, Mr. Barlow was reimbursed 75% of the cost of his personal healthcare plan.

(2)	Mr. Gallahue’s employment began on July 1, 2005 at an annual salary of $225,000.

(3)	Mr. Wachholz’s employment began on June 23, 2005 at an annual salary of $225,000.

(4)	2005 bonuses have not been determined as of the date of the filing. As of September 30, 2005 an aggregate accrual of $520,485 had been recorded for potential bonuses.

OPTIONS GRANTED LAST YEAR
The following table sets forth information with respect to grants of stock options by us during our 2004 and 2005 fiscal years to our named executive officers. Potential realizable value represents hypothetical gains that could be achieved for the options if exercised at the end of the option term based upon the assumed initial public offering price of our common stock of $          , which is the mid-point of the range listed on the cover of this prospectus. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock price.

								Potential Realizable
								Value at Assumed
		Individual Grants						Annual
								Rates of Stock
		Number	Percentage	Percentage		Market		Price
		of	of Total	of Total		Price of		Appreciation for
		Securities	Options	Options		Underlying		Option Term
		Underlying	Granted to	Granted to	Exercise	Security
		Options	Employees	Employees	Price	on Date of	Expiration
Name	Year	Granted	in 2004(1)	in 2005(2)	Per Share	Grant	Date	5%	10%

David S. Barlow,	2005			12.7%			2/18/15
Chief Executive Officer	2004
John Babich,	2005			12.7%			2/18/15
President, Chief Scientific Officer	2004
John McCray,	2005			7.1%			2/18/15
Chief Operating Officer	2004
Nicholas Borys,	2005			5.1%			7/1/15
Chief Medical Officer	2004	41%					4/1/14
Bob Gallahue,	2005			22.2%			7/1/15
Chief Financial Officer	2004
James Wachholz,	2005			6.3%			5/17/15
Vice President, Regulatory Affairs	2004
James A. Kronauge,	2005			*			2/18/15
Vice President, Process Chemistry	2004

(1)	Based on an aggregate of shares subject to options granted by us to our employees in fiscal year 2004, including named executive officers.

(2)	Based on an aggregate of shares subject to options granted by us to our employees in fiscal year 2005, including named executive officers.

*	Less than 1%.
AGGREGATE OPTION EXERCISES IN LAST YEAR AND YEAR-END VALUES
The following table sets forth information with respect to the aggregate stock option exercises by our named executive officers during our 2004 and 2005 fiscal years and the year-end value of unexercised options held by such executive officers. There was no public trading market for our common stock as of December 31, 2004 or December 31, 2005. Accordingly, these values have been calculated on the basis of the mid-point of the estimated price range set forth on the cover of this prospectus, which is $          , less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option. This mid-point does not necessarily represent the actual value of our common stock at December 31, 2004 or December 31, 2005.

						Value of Unexercised in-
				Number of Unexercised		the-Money Options at
		Shares		Options at Year End		Year End
		Acquired on	Value
Name	Year	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

David S. Barlow,	2005
Chief Executive Officer	2004
John Babich,	2005
President, Chief Scientific Officer	2004
John McCray,	2005
Chief Operating Officer	2004
Nicholas Borys,	2005
Chief Medical Officer	2004
Bob Gallahue,	2005
Chief Financial Officer	2004
James Wachholz,	2005
Vice President, Regulatory Affairs	2004
James Kronauge,	2005
Vice President, Process Chemistry	2004

Executive Employment Agreements
David S. Barlow. On February 7, 2003, we entered into an employment agreement with David S. Barlow, Chairman of our Board of Directors and our Chief Executive Officer. Either we or Mr. Barlow may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. Barlow’s employment without cause or he voluntarily resigns for good reason, then he will be entitled to severance compensation of one year’s base salary for the 12-month period following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. For purposes of the agreement, good reason means the reduction of Mr. Barlow’s salary or insurance benefits without his consent, a significant change in Mr. Barlow’s title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Mr. Barlow received a base salary of $330,000 for the year 2005. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. Barlow was issued an option to purchase                     shares of restricted common stock for a purchase price of $           per share. Mr. Barlow immediately exercised the option and purchased the common shares pursuant to a stock restriction agreement. The shares were paid for with a cash payment of $32,850 and a non-interest bearing promissory note in the amount of $295,650. On November 4, 2005, Mr. Barlow repaid this loan in full. See discussion in note 3 of our audited consolidated financial statements relating to the accounting treatment pertaining to the repayment of this loan. The shares of restricted stock vest over a four-year period, with 20% vested on the date of purchase and 5% vesting with the close of each three-month period thereafter while Mr. Barlow remains employed by us. Under the agreement, Mr. Barlow is entitled to piggy-back registration rights for the vested shares, which he has waived for this offering. See the section captioned “Description of Capital Stock — Registration Rights” for a description of these rights.
John Babich. On January 1, 2003, we entered into an employment agreement with John Babich, our President and Chief Scientific Officer. Either we or Mr. Babich may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. Babich’s employment without cause or he voluntarily resigns for good reason, then he will be entitled to severance compensation of one year’s base salary for the 12-month period following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. For purposes of the agreement, good reason means the reduction of Mr. Babich’s salary or insurance benefits without his consent, a significant change in Mr. Babich’s title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Mr. Babich received a base salary of $300,000 for the year 2005. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. Babich was granted incentive stock options to purchase up to                     shares of our common stock at an exercise price of $           per share. These options vest over a four-year period with 20% vested on the date of purchase and 5% vesting with the close of each three-month period thereafter while Mr. Babich remains employed by us. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company. Under the agreement, Mr. Babich is entitled to piggy-back registration rights for the shares issued upon exercise of these options and for his additional stock, which rights he has waived for this offering. See the section captioned “Description of Capital Stock — Registration Rights” for a description of these rights.
John McCray. On March 3, 2003, we entered into an employment agreement with John McCray, our Chief Operating Officer. Either we or Mr. McCray may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. McCray’s employment without cause or he voluntarily resigns for good reason, then he will be entitled to severance compensation of one year’s base salary for the 12-month period following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. For purposes of the agreement, good reason means the reduction of Mr. McCray’s salary or insurance benefits without his consent, a significant change in Mr. McCray’s title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Mr. McCray received a base salary of $210,000 for the year 2005. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. McCray was granted incentive stock options to purchase up to                     shares of our common stock at an exercise price of $           per share. These options vest over a four-year period with 20% vested on the date of purchase and 5% vesting with the close of each three-month period thereafter while Mr. McCray remains employed by us. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company. Under the agreement, Mr. McCray is entitled to piggy-back registration rights for the shares issued upon exercise of these options and for his additional stock, which rights he has waived for this offering. See the section captioned “Description of Capital Stock — Registration Rights” for a description of these rights.
Nicholas Borys. On May 1, 2004, we entered into an employment agreement with Nicholas Borys, our Chief Medical Officer. Either we or Mr. Borys may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. Borys’ employment without cause or he voluntarily resigns for good reason, then he will be entitled to severance compensation of one year’s base salary for the 12-month period following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. For purposes of the agreement, good reason means the reduction of Mr. Borys’ salary or insurance benefits without his consent, a significant change in Mr. Borys’ title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Mr. Borys received a base salary of $250,000 for the year 2005. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. Borys was granted incentive stock options to purchase up to                     shares of our common stock at an exercise price of $           per share. These options vest over a four-year period with 25% vesting on each anniversary of Mr. Borys’ date of hire as long as Mr. Borys is employed by us. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company. Additionally, Mr. Borys is eligible to receive an additional option to purchase                     shares of common stock if certain performance objectives are met, with the objectives to be mutually determined by Mr. Borys and us. Under the agreement, Mr. Borys is entitled to piggy-back registration rights for the shares issued upon exercise of these options and for his additional stock, which rights he has waived for this offering. See the section captioned “Description of Capital Stock — Registration Rights” for a description of these rights.
Bob Gallahue. On July 1, 2005, we entered into an employment agreement with Bob Gallahue, our Chief Financial Officer. Either we or Mr. Gallahue may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. Gallahue’s employment without cause or he voluntarily resigns for good reason, he will be entitled to severance compensation of one year’s base salary for the 12-month period following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. For purposes of the agreement, good reason means the reduction of Mr. Gallahue’s salary or insurance benefits without his consent, a significant change in Mr. Gallahue’s title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Under the terms of the agreement, Mr. Gallahue is entitled to a base salary of $225,000 per year. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. Gallahue was granted incentive stock options to purchase up to           shares of our common stock at an exercise price of $          per share.            of these options vest in four equal installments on the anniversary of Mr. Gallahue’s date of hire with the remainder vesting on the fourth anniversary of the date of hire. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company.
James A. Wachholz. On June 23, 2005, we entered into an employment agreement with James Wachholz, our Vice President of Regulatory Affairs and Quality Assurance. Either we or Mr. Wachholz may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. Wachholz’s employment without cause or he voluntarily resigns for good reason, he will be entitled to severance compensation of one year’s base salary for the 12-month period following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. For purposes of the agreement, good reason means the reduction of Mr. Wachholz’s salary or insurance benefits without his consent, a significant change in Mr. Wachholz’s title, responsibilities and /or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Under the terms of the agreement, Mr. Wachholz is entitled to a base salary of $225,000 per year. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. Wachholz was granted incentive stock options to purchase up to                     shares of our common stock at an exercise price of $           per share.                     of these options vest in four equal installments on the anniversary of Mr. Wachholz’s date of hire with the remainder vesting on the fourth anniversary of the date of hire. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company.
1997 Stock Option Plan
Our Board of Directors and stockholders adopted the 1997 Stock Option Plan, or 1997 Plan, on January 9, 1997. The 1997 Plan provides for grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and for grants of non-qualified stock options to our employees, consultants and directors. The 1997 Plan was adopted to facilitate the retention of current employees, consultants and directors as well as to secure and retain the services of new employees, consultants and directors, and to provide incentive for such persons to exert maximum efforts to promote our financial success.

The 1997 Plan is administered by our Board of Directors unless the Board of Directors delegates the administration to its compensation committee. The administrator has the power to administer and interpret the 1997 Plan, including determining the terms of the options granted, the exercise price, the number of shares subject to the option and the vesting of the options thereof. The administrator of the 1997 Plan establishes the option exercise price. In the case of an incentive stock option, the exercise price must be at least the fair market value of a share of the stock on the date of the grant or, in the case of all options, 110% of fair market value with respect to optionees who own at least 10% of all classes of stock. Fair market value is determined in good faith by our Board of Directors, or the compensation committee if so empowered, and in a manner consistent with the Internal Revenue Code in the case of incentive stock options.
Options granted under the 1997 Plan are generally not transferable by the optionee except by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee. In the case of an incentive stock option granted to an employee, the option must be exercised within three months following the date of the optionee’s employment other than for death or disability (or before the termination, in the case of a termination for cause), or 12 months following the optionee’s termination by disability or death. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option or, where an optionee owns stock representing more than 10% of the voting power, five years from the date of the grant of the option in the case of incentive stock options.
Any incentive stock options granted to an optionee which, when combined with all other incentive stock options becoming exercisable for the first time in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000 shall automatically be treated as non-qualified stock options.
The 1997 Plan provides that it may be amended, modified, suspended or terminated by our Board of Directors, or the compensation committee if so empowered, at any time; provided, however, that without the approval of the stockholders, there shall be (a) no increase in the total number of shares of stock covered by the 1997 Plan, (b) no change in the class of persons eligible to receive incentive stock options and (c) no extension of the period during which incentive stock options may be granted beyond the date which is ten years following the date the 1997 Plan was adopted. In any event, no such amendment, modification, suspension or termination may adversely affect the terms of any individual option previously granted without the consent of the affected optionee. As of the effectiveness of this offering, we expect that the 1997 Plan will terminate and that our Board of Directors and stockholders will have adopted the 2006 Stock Incentive Plan, or 2006 Plan. As a result, the authority to grant incentive stock options under the 1997 Plan will terminate, although the termination will not affect any options outstanding on the termination date and all such options will continue to remain outstanding and be governed by the 1997 Plan.
As of September 30, 2005, we had options to purchase                      shares of our common stock outstanding under our 1997 Plan and exercisable at a weighted average price of $           per share. As of September 30, 2005                     common shares had been issued upon exercise of options under the plan.
401(k) Savings Plan
Effective January 1, 2001, we adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers all of our employees. Pursuant to our 401(k) plan, participants may elect to reduce their current compensation, on a pre-tax basis, by any percentage the participant elects, up to statutorily prescribed annual limit, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan also permits us, in our sole discretion, to make employer matching contributions equal to a specified percentage (as we determine) of the amount a participant has elected to contribute to the plan, and/or employer profit-sharing contributions equal to a specified percentage (as we determine) of an employee’s compensation. We do not currently make employer contributions to the 401(k) plan, but may determine to do so in the future.

RELATIONSHIPS AND RELATED TRANSACTIONS
During the past three years, we have been a party to the following transactions with our executive officers, directors, holders of more than 5% of our voting securities, and their respective affiliates.
Stock Issuances and Acquisitions
Common Stock. In May 2003 we issued to David Barlow, our Chairman and Chief Executive Officer, an option to purchase                     shares of our common stock for $0.10 per share, the then fair market value of the common stock as determined by our Board of Directors. Mr. Barlow immediately exercised the option and purchased the common shares pursuant to a stock restriction agreement. The shares were paid for with a cash payment of $32,850 and a non-interest bearing promissory note in the amount of $295,650. On November 4, 2005, Mr. Barlow repaid this loan in full. See discussion in note 3 of our audited consolidated financial statements relating to the accounting treatment pertaining to the repayment of this loan. Mr. Barlow is entitled to piggyback registration rights for the vested shares, which he has waived for this offering. See “Registration Rights.”
Series A Preferred Stock. Between September 2001 and June 2002 we received advance subscriptions in anticipation of the issuance of our Series A Preferred Stock at a per share price of $70. A total of 43,862.14 shares of Series A Preferred Stock were issued on January 6, 2003 to a total of nine investors at the $70 per preferred share price, the date on which the Series A Preferred Stock were authorized for issuance under our certificate of organization. Between July 2002 and December 2003, we continued to raise money in connection with the issuance of our Series A Preferred Stock but at $54 per preferred share. Additional shares of Series A Preferred Stock were authorized for issuance on January 30, 2003 and during 2003 a total of 76,455 addition shares of Series A Preferred Stock were issued to a total of 34 investors at the $54 per preferred share price. David Barlow, our Chairman and Chief Executive Officer, was among the investors purchasing Series A Preferred Stock and he purchased 23,571.43 shares at the $70 per preferred share price and 25,724 shares at the $54 per preferred share price. His brother, Peter Barlow, purchased 555 shares of Series A Preferred Stock at $54 per preferred share. Jack and Gladys Barlow, David Barlow’s parents, purchased 429 and 370 shares of Series A Preferred Stock, respectively, at $54 per share. John Babich, our President and Chief Scientific Officer, purchased 641 Series A Preferred Stock at $54 per preferred share. Each share of the Series A Preferred Stock will automatically convert into 200 shares of Common Stock immediately prior to the closing of this offering. In addition, holders of Series A preferred stock have the election to receive cash or common stock valued at $ for all accrued and unpaid dividends on the Series A preferred stock.
Series B Preferred Stock. Between March 4, 2004 and June 30, 2004 we issued a total of 53,663 shares of our Series B Preferred Stock at a price of $132 per preferred share to a total of 33 investors. In connection with the issuance of Series B Preferred Stock, each investor was issued a warrant to purchase Common Stock in the Company, where the number of shares subject to such warrant equals 20% of the dollar amount invested by such purchaser. The warrants issued in this financing all have an exercise price of $0.66 per common share. Cerberus Partners, L.P. and Daniel Frank purchased 22,728 and 1,894 shares of Series B Preferred Stock, respectively, and received warrants to purchase                and                common shares, respectively. Mr. Frank’s sister and brother each purchased 189 shares of Series B Preferred Stock and each received a warrant to purchase                common shares. Daniel Frank is a member of our Board of Directors and Mr. Frank is a Managing Director of Cerberus Capital Management, L.P. Mr. Frank disclaims beneficial ownership of shares of Series B Preferred Stock owned by Cerberus Partners, L.P. and his family members. William C. Eckelman, a member of our Board of Directors, purchased 841 shares of Series B Preferred Stock and received a warrant to purchase  shares of Common Stock. Peter Barlow, David Barlow’s brother, purchased 228 shares of Series B Preferred Stock and received a warrant to purchase                shares of Common Stock. Each share of the Series B Preferred Stock will automatically convert into                     shares of Common Stock immediately prior to the closing of this offering. In addition,

holders of Series B preferred stock have the election to receive cash or common stock valued at $                    for all accrued and unpaid dividends on the Series B preferred stock.
Series C Preferred Stock. Between March 29, 2005 and April 14, 2005 we issued a total of 141,590 shares of our Series C Preferred Stock at a price of $202 per preferred share to a total of 52 investors. Cerberus Partners, L.P. and Daniel Frank purchased 34,653 and 1,488 shares of Series C Preferred Stock, respectively. Mr. Frank’s brother, sister and mother each purchased 311, 75 and 247 shares of Series C Preferred Stock, respectively. Daniel Frank is a member of our Board of Directors and he is a partner in, and works for, Cerberus Partners, L.P. Mr. Frank disclaims beneficial ownership of shares of Series C Preferred Stock owned by Cerberus Partners, L.P. and his family members. Siemens Venture Capital GmbH purchased 14,851 shares of Series C Preferred Stock. Andrew Jay, a member of our Board of Directors, is an employee of Siemens, but disclaims beneficial ownership of the shares owned by Siemens. Jack and Gladys Barlow, David Barlow’s parents, purchased 495 and 148 shares of Series C Preferred Stock, respectively. Each shares of the Series C Preferred Stock will automatically convert into                     shares of Common Stock immediately prior to the closing of this offering. In addition, holders of Series C preferred stock have the election to receive cash or common stock valued at $                    for all accrued and unpaid dividends on the Series C preferred stock.
Loans Made to the Company by Affiliates
In June 2002, David Barlow loaned the Company $200,000, which was converted into shares of Series A Preferred Stock at the rate of $54 per preferred share in May 2003. The Company does not have any further indebtedness to Mr. Barlow.
Loans Made by the Company to Affiliates
In connection with the purchase of 3,285,000 shares of restricted common stock at $0.10 per share, David S. Barlow paid for the shares with a cash payment of $32,850 and a non-interest bearing promissory note in the amount of $295,650. On November 4, 2005, Mr. Barlow repaid this loan in full by paying to the Company $295,650 in cash.
Relationship with ATP Therapeutics, Inc.
ATP Therapeutics, a wholly-owned subsidiary of ours, was dissolved on October 26, 2005. We had previously owned 63.6% of the equity of this subsidiary with the balance of the equity owned by Eliezer Rapaport. As of October 6, 2005, we exchanged all the assets of ATP in exchange for the equity held by Dr. Rapaport. These assets consisted of written records and other items that we deemed were not material to our operations. The entity had been formed for the purpose of further researching and developing certain patent technology owned by Dr. Rapaport related to the therapeutic applications of adenosine 5-triphosphate. This technology was licensed by Dr. Rapaport to the subsidiary and, after it was later determined not to pursue these patents any further, the license agreement was terminated by Dr. Rapaport.
Relationship with Biostream Therapeutics, Inc.
We no longer conduct any activities through Biostream Therapeutics, Inc., our wholly-owned subsidiary formerly known as Zebra Pharmaceuticals, Inc.
Consulting Agreement with William C. Eckelman
On January 1, 2005 we entered into a Consulting Agreement with William C. Eckelman which expires on December 31, 2009, to serve as our Chief Scientific Advisor and as the Chairman of our Scientific Advisory Board for the compensation of $12,500 per month.

Relationship with Peter Barlow and Foley & Lardner LLP
The law firm of Foley & Lardner LLP has provided legal services for us since February 1, 2005. From February 1, 2005 through September 30, 2005, we paid or accrued $1,092,709 in legal fees to Foley & Lardner. Peter Barlow is a partner of Foley & Lardner LLP and is the brother of David Barlow, our Chairman and Chief Executive Officer. Prior to February 1, 2005, the law firm of Epstein, Becker & Green P.C. provided legal services for us. Peter Barlow was a partner of Epstein, Becker & Green P.C. during this period.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with our executive officers, as described more fully in the section of this prospectus entitled “Management — Executive Employment Agreements.” In addition, our directors and officers are provided indemnification protections in our Restated Articles of Organization. See “Description of Capital Stock — Indemnification of Directors and Executive Officers and Limitation of Liability.”

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2005 by:

•	each person that beneficially owns more than 5% of our outstanding common stock,

•	each of our executive officers identified in the Summary Compensation Table above and our directors plus the director nominee who has agreed to join our Board of Directors at the closing of this offering, and

•	all directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock subject to options, warrants, or convertible securities that are exercisable or convertible, or exercisable or convertible within 60 days of September 30, 2005 are deemed to be outstanding and beneficially owned by the person holding such options, warrants, or convertible securities. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.
Unless otherwise indicated and subject to community property laws where applicable, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise noted in the footnotes, the address for each principal stockholder is in care of Molecular Insight Pharmaceuticals, Inc. at 160 Second Street, Cambridge, Massachusetts 02142.

		Percent of Common Stock
	Number of Shares of	Beneficially Owned
	Common Stock
Beneficial Owner	Beneficially Owned	Before Offering	After Offering

5% Stockholders
Stephen Feinberg(1)		13.7%
Ann Barlow		6.2%
James Poitras		6.6%
Named Executive Officers, Directors, and Director Nominee
David S. Barlow		13.8%
John Babich(2)		3.1%
John McCray(3)		1%
Nicholas Borys(4)		*
Bob Gallahue		*
James Wachholz		*
James Kronauge		*
William C. Eckelman(5)		*
Daniel Frank(6)		*
Kim Lamon(7)		*
Harry Stylli(8)		*
Andrew Jay		—
Lionel Sterling(9)		1.1%
Executive Officers, Directors, and
Director Nominees as Group (13 persons)		19.8%

*	Less than 1.0%

(1)	Includes shares of common stock and shares of common stock issuable upon the exercise of a warrant in all cases held in the name of Cerberus Partners, L.P. Mr. Feinberg has sole voting and investment power over all of the shares of common stock held by Cerberus Partners, L.P. and affiliates.

(2)	Includes shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of September 30, 2005.
Footnotes continued on following page

(3)	Includes shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of September 30, 2005.

(4)	Includes shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of September 30, 2005.

(5)	Includes shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of September 30, 2005, and shares of shares of common stock issuable upon the exercise of a warrant.

(6)	Includes shares of common stock issuable upon the exercise of a warrant. Mr. Frank is a Managing Director of Cerberus Capital Management, L.P., an entity affiliated with Cerberus Partners, L.P. Mr. Frank has no voting or investment power over our shares of common stock held by Cerberus Partners, L.P. and he disclaims beneficial ownership of these shares. Accordingly, no shares of our common stock that are held in the name of Cerberus Partners, L.P. are attributed to Mr. Frank. As discussed in footnote 1 to this table, shares of our common stock that are held in the name of Cerberus Partners, L.P. are attributed to Stephen Feinberg.

(7)	Includes shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of September 30, 2005.

(8)	Includes shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of September 30, 2005.

(9)	Includes shares of common stock issuable upon the exercise of a warrant.

DESCRIPTION OF CAPITAL STOCK
General
The following description of our common stock and preferred stock and the relevant provisions of our Restated Articles of Organization and Amended and Restated Bylaws to be effective upon the closing of this offering are summaries and are qualified by reference to our Restated Articles of Organization and Amended and Restated Bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.
Upon the closing of this offering, our authorized capital stock will consist of                     shares of common stock, par value $0.01 per share, and                     shares of preferred stock $0.01 par value per share.
Common Stock
As of September 30, 2005 there were                     shares of common stock outstanding held of record by 238 stockholders, after giving effect to the conversion of all outstanding shares of preferred stock upon the closing of this offering. Additionally, as of September 30, 2005, we had reserved an aggregate of                     shares of common stock for issuance in respect of options outstanding under our 1997 Plan,                     shares of common stock for issuance under our 2006 Equity Incentive Plan and                     shares of common stock for issuance upon exercise of warrants.
Holders of our common stock are entitled to one vote for each share of common stock held on all matters to be voted upon by stockholders and do not have cumulative voting rights. In accordance with Massachusetts law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders. Thus, directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election.
Shares of our common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. The holders of such common stock are entitled to receive dividends when and as declared by our Board of Directors out of funds legally available for dividends.
Upon a liquidation, dissolution or winding-up of our Company, holders of common stock would be entitled to receive a pro rata distribution per share of any net assets available after the payment of all of our debts and other liabilities. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.
Preferred Stock
Upon effectiveness of this offering, all issued and outstanding shares of our preferred stock will automatically convert into shares of common stock. Pursuant to the terms of our preferred stock each holder has the right to receive payment of all accrued but unpaid dividends in the form of common stock or cash. All but                    holders of our preferred stock have elected to receive their dividend in the form of common stock. We expect to pay a cash dividend in an aggregate of $          to the holders that have elected to receive their dividends in the form of cash. Upon the closing of this offering there will be no shares of preferred stock outstanding. Our Board of Directors will be authorized to issue up to                     shares of preferred stock from time to time in one or more series. Our Board also may fix the rights, preferences, privileges, and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Any preferred stock terms selected by our Board of Directors could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future.
The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock could also have the effect of delaying or preventing a change in control or acquisition of our company or make removal of management more difficult. We have no present plans to issue any shares of preferred stock.
Warrants
As of September 30, 2005 we had the following warrants outstanding to purchase a total of                     shares of our common stock:

•	warrant to purchase shares of our common stock at an exercise price of $ per share that will expire upon the closing of this offering;

•	warrants to purchase shares of our common stock at an exercise price of $ per share that will expire upon the closing of this offering; and

•	warrant to purchase shares of our common stock at an exercise price of $ per share that will expire upon the closing of this offering.
Stock Options
We have granted options to purchase shares of common stock under our 1997 Plan. As of September 30, 2005 we had options to purchase                      shares of our common stock outstanding and exercisable under our 1997 Plan at a weighted average price of $           per share. As of September 30, 2005, we had not granted any options under our 2006 Plan as such plan had not yet been established.
Registration Rights
Pursuant to the terms of a registration rights agreement, after this offering and the conversion of all shares of preferred stock into common stock, the holders of approximately                     shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933. Under the terms of the registration rights agreement, if we propose to register any of our securities under the Securities Act after this initial public offering, either for our own account or for the account of other stockholders, the holders are entitled to notice of such registration and may include shares of their common stock in such registration. Additionally, the holders of currently outstanding Series C Preferred Stock are entitled to certain demand registration rights pursuant to which they may require us to file up to two registration statements under the Securities Act at our expense with respect to their shares of common stock, provided that the demand cannot be made within 180 days after the effective date of this offering and only once in any twelve month period. The holders of Series A and Series B Preferred Stock (together) are entitled to demand registration rights as well pursuant to which they may require us to file up to two registration statements under the Securities Act at our expense with respect to their shares of common stock, provided that the portion of the shares they request for registration equals at least 25% of the shares of common stock issuable upon the conversion of the Series A and Series B Preferred Stock (combined) and the gross proceeds from the sale are reasonably expected to exceed $30 million. The holders of Series A and Series B Preferred Stock are also limited to one demand in any twelve month period and may not make a demand until 180 days after the effective date of this offering. Further, if we become eligible to register the sale of our securities on Form S-3 under the Securities Act, the holders of Series A, Series B and Series C Preferred Stock are entitled to include their shares of common stock in such registration on Form S-3. All of the foregoing registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right to defer a registration for up to 45 days if it is in the best interest of the Company. In connection with any of the registrations described herein, we are obligated to indemnify the selling stockholders and bear all registration fees, costs and expenses.
Pursuant to a Principal Stockholder Agreement previously entered into by the Company with each of Keith Greenfield, David Elmaleh, John Babich, Greg Shoukimas, Enrico Petrillo and John Connors, each of these holders of our common stock is entitled to piggyback registration rights in this offering and we must use our best efforts to include any shares they request be included in this offering, subject to underwriter cutbacks.
Pursuant to the employment agreements between the Company and each of Messrs. Barlow, Babich, McCray and Borys, each of Messrs. Barlow, Babich, McCray and Borys are entitled to piggyback registration rights on the same basis as the most favorable provisions received by any third party from the Company. Accordingly, Messrs. Barlow, Babich, McCray and Borys have piggyback registration rights equivalent to those granted under the Principal Stockholder Agreements described above. Each of Messrs. Barlow, Babich, McCray and Borys have waived their piggyback registration rights in connection with this offering.
Indemnification of Directors and Executive Officers and Limitation of Liability
We are a Massachusetts corporation. Section 2.02 of the Massachusetts Business Corporation Act, or MBCA, permits a corporation to eliminate or limit the personal liability of a director for monetary damages for violations of the director’s fiduciary duty, except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for authorizing unauthorized distributions and for making loans to directors, officers and certain stockholders pursuant to Section 6.40 of the MBCA or (iv) any transaction from which a director derived an improper personal benefit.
Section 8 of the MBCA provides that a corporation may indemnify directors, officers, employees and other agents and persons who serve at its request as directors, officers, employees or agents of another organization or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the articles of organization, any bylaw adopted by the stockholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of any undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 8 which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to such employee benefit plan. No indemnification shall be provided, however, for any person with respect to any matter where there is a court determination that such person, in the matter in question, did not act in good faith in the reasonable belief that his action was in the best interest of the corporation or, to the extent that the matter relates to service with respect to an employee benefit plan, that such person did not act in the best interest of the participants or beneficiaries of such employee benefit plan.
In addition to the indemnification granted to officers and directors under the MBCA, Article VI of our Restated Articles of Organization provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the MBCA, as the same exists or may hereafter be amended against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith.
The right to indemnification conferred in our Restated Articles of Organization includes, in the case of a director or officer at the level of vice president or above, and in the case of any other officer or any employee may include (in the discretion of the Board of Directors), the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition. The rights to indemnification and to the advancement of expenses conferred in our Restated Articles of Organization continue as to an indemnitee who has ceased to be a director, officer, employee or agent and inure to the benefit of the indemnitee’s heirs, executors and administrators. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers. Additionally, the Amended and Restated Bylaws permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our articles of incorporation or bylaws permit such indemnification. We have obtained such insurance.
To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Securities Exchange Commission has expressed its opinion that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
There is pending litigation involving certain of our directors and officers as to which indemnification had been provided by us pursuant to our bylaws, and will continue to be provided pursuant to our Restated Articles of Organization. See Section “Business — Legal Proceedings” for a further description. There is no other pending litigation or proceeding involving our directors, officers, employees or agents pending for which indemnification is sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.
Potential Anti-Takeover Effect of Provisions of our Articles of Organization and Bylaws
Our Restated Articles of Organization and Amended and Restated Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or our management, including, but not limited to, the following:

•	Our Board of Directors can issue up to shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control.

•	Our Amended and Restated Bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing and also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management.

•	Our Amended and Restated Bylaws provide that special meetings of the stockholders may be called only by the President or the Board of Directors or by the person designated in the written request of the holders of not less than % of all shares entitled to vote at the meeting.

•	Our Board of Directors will be divided into three classes following this offering, with each class serving a staggered three-year term. The classification of our Board of Directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our authorized directors, which could have the effect of delaying or preventing a change in our control or management.

•	Our Restated Articles of Organization provide that, subject to the rights of the holders of any outstanding series of preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum. In addition, our Restated Articles of Organization provide that our Board of Directors may fix the number of directors by resolution.

•	Our Restated Articles of Organization provide that, following this offering, our directors may not be removed without cause.

•	Our Restated Articles of Organization do not provide for cumulative voting for directors. The absence of cumulative voting may make it more difficult for stockholders who own an aggregate of less than a majority of our stock to elect any directors to our Board.
These and other provisions contained in our Restated Articles of Organization and Amended and Restated Bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.
Nasdaq Trading
We have applied to have the shares of our common stock approved for quotations on the Nasdaq National Market System under the symbol “MIPI.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, NY 10038 and its telephone number is (718) 921-8201.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there was no market for our common stock. Based on shares outstanding as of September 30, 2005, upon completion of this offering, we will have                      shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options outstanding. Of these shares, the                      shares sold in this offering will be freely transferable without restrictions or further registration under the Securities Act unless such shares are purchased by our affiliates, as that term is defined in Rule 144 and the Securities Act. No predictions can be made as to the effect, if any, that market sales of shares of common stock from time to time, or the availability of shares for future sale, may have on the market price for our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.
Sale of Restricted Shares
The remaining                      shares of common stock held by our existing stockholders upon completion of the offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration pursuant to exemptions provided by Rules 144 or 701 under the Securities Act. These rules are summarized below. Of these restricted shares,                      shares will be available for resale in the public market in reliance on Rule 144(k),           % of which are restricted by the terms of the lock-up agreements described below. The remaining                      shares become eligible for resale in the public market at various dates thereafter,           % of which are restricted by the terms of the lock-up agreements.
In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an “affiliate” of the Company, as that term is defined in the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately shares immediately following the offering); or

•	the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.
Sales under Rule 144 are also subject to certain provisions pertaining to the manner of the sale, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an “affiliate” of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements of Rule 144.
Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one year minimum holding period, subject to certain limitations. As of September 30, 2005, we had options to purchase                      shares of our common stock outstanding and exercisable at a weighted average price of $           per share. On                     , 2006, our Board of Directors terminated our 1997 Plan and adopted our 2006 Plan, under which an additional                      shares of common stock are reserved for issuance. We intend to register the shares of common stock issuable or reserved for issuance under these stock option plans within 90 days after the date of this prospectus.
          % of our affiliates have agreed to further restrict their shares by entering into lock-up arrangements as discussed below.

After the 180-day period following the closing of this offering as it may be extended, the holders of                      shares of common stock that will be outstanding after this offering are entitled to require us to register the sale of their shares under the Securities Act. See “Description of Capital Stock — Registration Rights.”
Lock-up Arrangements
Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement, we, all of our executive officers and directors, and certain other security holders, holding in the aggregate approximately           % of our outstanding common stock, have agreed not to sell or otherwise dispose of any shares of common stock not registered in this offering for a period of 180 days after the date of this prospectus, subject to extensions in certain cases, without the prior written consent of Piper Jaffray, on behalf of the underwriters. Upon the expiration of these lock-up agreements, additional shares will be available for sale in the public market. The agreements provide exceptions for (1) our sales in connection with the exercise of options granted and the granting of options to purchase up to an additional                     shares under the our existing stock option plans and (2) certain other exceptions.

UNDERWRITING
The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and SG Cowen & Co., LLC are acting as joint book-running managers for this offering and, together with Oppenheimer & Co. Inc. and Roth Capital Partners LLC, are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Number of
Underwriters	Shares

Piper Jaffray & Co.
SG Cowen & Co., LLC
Oppenheimer & Co. Inc.
Roth Capital Partners, LLC

Total

The underwriters have advised us that they propose to offer the shares to the public at $           per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $          per share. The underwriters may allow and the dealers may reallow a concession of not more than $          per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.
At our request, the underwriters have reserved for sale at the initial public offering price up to                     shares of common stock to directors, employees and person have business relationships with or otherwise related to Molecular Insight Pharmaceuticals. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.
We have granted to the underwriters an option to purchase up to an additional                     shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.
We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $          . The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$
We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement, we, all of our executive officers and directors, and certain other security holders, holding in the aggregate approximately           % of our outstanding common stock, have agreed not to sell or otherwise dispose of any shares of common stock not registered in this offering for a period of 180 days after the date of this prospectus, subject to extensions in certain cases, without the prior written consent of Piper Jaffray, on behalf of the underwriters. Upon the expiration of these lock-up agreements, additional shares will be available for sale in the public market. The agreements provide exceptions for (1) our sales in connection with the exercise of options granted and the granting of options to purchase up to an additional                     shares under the our existing stock option plans and (2) certain other exceptions.
Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.
To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, in connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the over-allotment option.
Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain.

These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
From time to time in the ordinary course of their respective business, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking or investment banking transactions with us and our affiliates.
Directed Share Program
At our request, the underwriters have reserved at the initial public offering price up to           % of the shares offered hereby for our employees. The number of shares available for sale to the general public will be reduced to the extent our employees purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. The directed share program will be arranged through one of our joint book-running managers, Piper Jaffray.

LEGAL MATTERS
The validity of the shares of common stock issued in this offering will be passed upon for us by the law firm of Foley & Lardner LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Willkie Farr & Gallagher LLP, New York City, New York.
EXPERTS
Our consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.
You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our Internet website is: www.molecularinsight.com. Information on our Internet website does not constitute a part of this prospectus.

MOLECULAR INSIGHT PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Molecular Insight Pharmaceuticals, Inc.
Cambridge, Massachusetts
We have audited the accompanying consolidated balance sheets of Molecular Insight Pharmaceuticals, Inc. (a development stage company) and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2004 and the consolidated statement of redeemable convertible preferred stock and stockholders’ (deficit) equity for the period from January 10, 1997 (date of inception) through December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
November 7, 2005

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	As of December 31,
			As of September 30,
	2003	2004	2005

			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,710,500	$846,154	$13,718,567
Investments	—	—	8,762,232
Accounts receivable — research and development government grants	49,378	86,465	337,807
Prepaid expenses and other current assets	76,119	254,543	398,683

Total current assets	1,835,997	1,187,162	23,217,289
Property and equipment — net	383,830	378,803	406,421
Offering costs and other assets	12,291	6,891	1,117,605

Total assets	$2,232,118	$1,572,856	$24,741,315

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Notes payable, current portion	$—	$851,414	$1,185,633
Capital lease obligations	5,101	—	—
Advances received from stockholders for stock subscriptions	2,118,800	—	—
Accounts payable	850,916	1,611,391	1,892,802
Accrued expenses	249,812	1,098,130	1,141,776
Accrued expenses — related parties	320,266	177,996	668,597
Deferred revenue — government grants	—	14,233	33,295

Total current liabilities	3,544,895	3,753,164	4,922,103

Notes payable, less current portion	—	—	3,822,231
Deferred rent — less current portion	157,987	112,847	78,993

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, $0.01 par value — at carrying value, including accrued dividends; authorized 211,000 shares at December 31, 2003 and 2004 and 359,515 (unaudited) shares at September 30, 2005; 120,317, 173,980, 315,570 (unaudited) shares issued and outstanding at December 31, 2003, 2004 and September 30, 2005, respectively (liquidation preference and redemption value of approximately $10,647,000 and $7,760,000 at December 31, 2003, $21,406,000 and $15,861,000 at December 31, 2004, and $54,390,000 (unaudited) and $46,252,000 (unaudited) at September 30, 2005)	7,552,080	15,538,074	44,511,936

Stockholders’ deficit
Common stock, $0.01 par value; authorized, 78,000,000 shares at December 31, 2003 and 2004 and 115,000,000 (unaudited) shares at September 30, 2005; issued and outstanding, 23,779,444, 25,959,142 and 26,466,283 (unaudited) shares at December 31, 2003, 2004 and September 30, 2005, respectively	237,794	259,591	264,662
Additional paid-in capital	22,480,605	22,381,484	23,956,025
Note receivable from officer/stockholder	(295,650)	(295,650)	(295,650)
Deferred stock-based compensation	—	(415,658)	(1,365,275)
Deficit accumulated during the development stage	(31,445,593)	(39,760,996)	(51,153,710)

Total stockholders’ deficit	(9,022,844)	(17,831,229)	(28,593,948)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$2,232,118	$1,572,856	$24,741,315

See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

						Period From
				Nine Months Ended		January 10, 1997
	Year Ended December 31,			September 30,		(Date of Inception)
						to September 30,
	2002	2003	2004	2004	2005	2005

						(Unaudited)
				(Unaudited)
Revenue — research and development grants	$624,161	$723,475	$569,273	$372,635	$681,142	$3,539,583
Operating expenses:
Research and development	2,217,003	2,700,948	5,298,317	3,565,573	6,157,439	25,298,555
Research and development — related parties	99,602	73,855	83,156	139,903	160,314	813,177
General and administrative	1,333,712	1,157,559	3,108,640	2,116,008	5,447,660	18,081,174
General and administrative — related parties	228,248	108,449	411,060	410,867	593,546	1,341,303
Amortization of licensed patent rights	3,798,329	—	—	—	—	9,767,130

Total operating expenses	7,676,894	4,040,811	8,901,173	6,232,351	12,358,959	55,301,339

Loss from operations	(7,052,733)	(3,317,336)	(8,331,900)	(5,859,716)	(11,677,817)	(51,761,756)
Other (expense) income:
Interest income	3,367	1,261	19,601	17,002	300,427	468,712
Interest expense	(5,540)	(3,052)	(3,104)	(1,302)	(15,324)	(36,800)
Interest expense–related parties	(28,600)	(28,600)	—	—	—	(57,200)
Management fee income–related party	—	—	—	—	—	233,334

Total other (expense) income, net	(30,773)	(30,391)	16,497	15,700	285,103	608,046

Net loss	(7,083,506)	(3,347,727)	(8,315,403)	(5,844,016)	(11,392,714)	(51,153,710)
Redeemable convertible preferred stock dividends and accretion of issuance costs	—	(612,895)	(1,312,132)	(975,130)	(2,771,609)	(4,696,636)

Net loss attributable to common stockholders	$(7,083,506)	$(3,960,622)	$(9,627,535)	$(6,819,146)	$(14,164,323)	$(55,850,346)

Net loss per share attributable to common stockholders:
Basic and diluted net loss per share attributable to common stockholders	$(0.63)	$(0.19)	$(0.43)	$(0.31)	$(0.56)

Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	11,274,886	21,089,850	22,640,633	22,333,478	25,158,932

See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

			Stockholders’ (Deficit) Equity

	Redeemable Convertible
	Preferred Stock,		Common Stock							Deficit
	$0.01 Par Value		$0.01 Par Value			Treasury Stock		Note		Accumulated
					Additional			Receivable	Deferred Stock–	During the	Total
	Number of	Carrying	Number of		Paid-In	Number of		from	Based	Development	Stockholders’
	Shares	Value	Shares	Par Value	Capital	Shares	Cost	Stockholder	Compensation	Stage	(Deficit) Equity

Inception of Company, January 10, 1997
Issuance of common stock in 1997	—	$—	2,996,800	$29,968	$528,286	—	$—	$—	$(546,000)	$—	$12,254
Issuance of common stock for services in 1997	—	—	1,846,800	18,468	1,672,982	—	—	—	(1,673,200)	—	18,250
Issuance of common stock in 1998	—	—	792,690	7,926	1,280,195	—	—	—	—	—	1,288,121
Issuance of common stock in 1999	—	—	650,000	6,500	1,618,500	—	—	—	—	—	1,625,000
Repurchase of common stock in 1999	—	—	—	—	—	(210,000)	(50,400)	—	—	—	(50,400)
Issuance of common stock and warrants, net of $663,406 of issuance costs in 2000	—	—	2,258,200	22,582	5,230,512	—	—	—	—	—	5,253,094
Issuance of common stock for services in 2000	—	—	5,100	51	12,699	—	—	—	—	—	12,750
Purchase of Zebra Pharmaceuticals, Inc. in 2000	—	—	2,097,154	20,972	9,941,643	—	—	—	—	—	9,962,615
Retirement of treasury stock in 2000	—	—	(210,000)	(2,100)	(48,300)	210,000	50,400	—	—	—	—
Stock-based compensation from inception to December 31, 2002	—	—	—	—	2,660,201	—	—	—	2,078,399	—	4,738,600
Net loss from inception to December 31, 2002	—	—	—	—	—	—	—	—	—	(21,014,360)	(21,014,360)

Balance, January 1, 2002	—	—	10,436,744	104,367	22,896,718	—	—	—	(140,801)	(21,014,360)	1,845,924
Issuance of common stock	—	—	10,057,700	100,577	(100,577)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	(3,273)	—	—	—	—	—	(3,273)
Amortization of stock-based compensation	—	—	—	—	—	—	—	—	401	—	401
Unamortized deferred compensation related to cancelled stock options	—	—	—	—	(70,991)	—	—	—	70,991	—	—
Warrants issued in connection with notes payable to stockholders	—	—	—	—	2,200	—	—	—	—	—	2,200
Net loss	—	—	—	—	—	—	—	—	—	(7,083,506)	(7,083,506)

Balance, December 31, 2002	—	—	20,494,444	204,944	22,724,077	—	—	—	(69,409)	(28,097,866)	(5,238,254)

										(Continued)

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

			Stockholders’ (Deficit) Equity

	Redeemable Convertible
	Preferred Stock,		Common Stock							Deficit
	$0.01 Par Value		$0.01 Par Value			Treasury Stock		Note		Accumulated
					Additional			Receivable	Deferred Stock–	During the	Total
	Number of	Carrying	Number of		Paid-In	Number of		from	Based	Development	Stockholders’
	Shares	Value	Shares	Par Value	Capital	Shares	Cost	Stockholder	Compensation	Stage	(Deficit) Equity

Issuance of Series A redeemable convertible preferred stock, net of $259,843 of issuance costs	94,697	$5,555,610	—	—	—	—	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock as stock-based compensation	6,476	349,704	—	—	—	—	—	—	—	—	—
Conversion of accounts payable, accrued expenses, and notes into Series A redeemable convertible preferred stock	19,144	1,033,871	—	—	—	—	—	—	—	—	—
Preferred stock dividends	—	560,926	—	—	(560,926)	—	—	—	—	—	(560,926)
Accretion of issuance costs	—	51,969	—	—	(51,969)	—	—	—	—	—	(51,969)
Issuance of restricted common stock	—	—	3,285,000	32,850	295,650	—	—	(295,650)	—	—	32,850
Stock-based compensation for non- employee awards	—	—	—	—	73,773	—	—	—	—	—	73,773
Stock-based compensation	—	—	—	—	—	—	—	—	959	—	959
Unamortized deferred compensation related to cancelled stock options	—	—	—	—	—	—	—	—	68,450	—	68,450
Net loss	—	—	—	—	—	—	—	—	—	(3,347,727)	(3,347,727)

Balance, December 31, 2003	120,317	7,552,080	23,779,444	237,794	22,480,605	—	—	(295,650)	—	(31,445,593)	(9,022,844)
Issuance of common stock upon exercise of stock options	—	—	1,975,994	19,760	174,989	—	—	—	—	—	194,749
Issuance of common stock upon exercise of warrants	—	—	203,704	2,037	52,963	—	—	—	—	—	55,000
Issuance of Series B redeemable convertible preferred stock and common stock warrants, net of $198,514 of issuance costs	52,670	6,542,786	—	—	211,000	—	—	—	—	—	211,000
Conversion of accounts payable into Series B redeemable convertible preferred stock	993	131,076	—	—	—	—	—	—	—	—	—

										(Continued)

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

			Stockholders’ (Deficit) Equity

	Redeemable Convertible
	Preferred Stock,		Common Stock							Deficit
	$0.01 Par Value		$0.01 Par Value			Treasury Stock		Note		Accumulated
					Additional			Receivable	Deferred Stock–	During the	Total
	Number of	Carrying	Number of		Paid-In	Number of		from	Based	Development	Stockholders’
	Shares	Value	Shares	Par Value	Capital	Shares	Cost	Stockholder	Compensation	Stage	(Deficit) Equity

Stock-based compensation for non- employee awards	—	—	—	—	45,509	—	—	—	—	—	45,509
Preferred stock dividends	—	1,016,920	—	—	(1,016,920)	—	—	—	—	—	(1,016,920)
Accretion of issuance costs and warrants	—	295,212	—	—	(295,212)	—	—	—	—	—	(295,212)
Deferred stock-based compensation	—	—	—	—	728,550	—	—	—	(728,550)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	312,892	—	312,892
Net loss	—	—	—	—	—	—	—	—	—	(8,315,403)	(8,315,403)

Balance, December 31, 2004	173,980	15,538,074	25,959,142	259,591	22,381,484	—	—	(295,650)	(415,658)	(39,760,996)	(17,831,229)
Exercise of stock options (unaudited)	—	—	507,141	5,071	45,642	—	—	—	—	—	50,713
Issuance of Series C redeemable convertible preferred stock, net of $1,106,800 of issuance costs (unaudited)	141,590	27,470,581	—	—	24,000	—	—	—	—	—	24,000
Series B warrant modification (unaudited)	—	(560,000)	—	—	560,000	—	—	—	—	—	560,000
Preferred stock dividends (unaudited)	—	1,790,407	—	—	(1,790,407)	—	—	—	—	—	(1,790,407)
Accretion of issuance costs and warrants (unaudited)	—	272,874	—	—	(272,874)	—	—	—	—	—	(272,874)
Stock-based compensation for non- employee awards (unaudited)	—	—	—	—	87,880	—	—	—	—	—	87,880
Deferred stock-based compensation (unaudited)	—	—	—	—	2,920,300	—	—	—	(2,920,300)	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	1,970,683	—	1,970,683
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(11,392,714)	(11,392,714)

Balance, September 30, 2005 (unaudited)	315,570	$44,511,936	26,466,283	$264,662	$23,956,025	—	—	$(295,650)	$(1,365,275)	$(51,153,710)	$(28,593,948)

										(Concluded)
See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

						Cumulative for the
						Period From
				Nine Months Ended		January 10, 1997
	Year Ended December 31,			September 30,		(Date of Inception)
						to September 30,
	2002	2003	2004	2004	2005	2005

				(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(7,083,506)	$(3,347,727)	$(8,315,403)	($5,844,016)	$(11,392,714)	$(51,153,710)
Adjustments to reconcile net loss to cash used in operating activities, net of acquisition:
Noncash interest expense on promissory notes payable to stockholders	1,100	28,600	—	—	—	29,700
Depreciation and amortization	3,927,967	92,712	106,206	79,206	95,563	10,631,382
Stock-based compensation expense (credit)	(2,872)	492,886	358,403	308,816	2,058,563	7,686,834
Deferred rent	—	—	(45,140)	(33,855)	(33,854)	(78,994)
Other	—	—	—	—	—	4,787
Changes in assets and liabilities, net of the acquisition of Zebra Pharmaceuticals, Inc.:
Accounts receivable	(5,315)	(13,014)	(37,087)	49,378	(251,342)	(275,660)
Prepaid expenses	15,940	(4,356)	(55,771)	(147,890)	(144,140)	(213,333)
Deposits	1,600	—	5,400	—	(2,500)	(9,391)
Accounts payable	257,222	(119,233)	992,914	292,640	(63,519)	1,399,851
Accrued expenses and other	373,278	(219,743)	951,180	1,257,220	(42,033)	1,115,939
Accounts payable and accrued expenses-related parties	230,169	63,600	(142,270)	(320,266)	104,437	389,100
Deferred revenue — government grants	—	—	14,233	—	19,062	33,295

Net cash used in operating activities	(2,284,417)	(3,026,275)	(6,167,335)	(4,358,767)	(9,652,477)	(30,440,200)

Cash flows from investing activities:
Purchase of investments	—	—	—	—	(8,762,232)	(8,762,232)
Purchase of property and equipment	(24,964)	(26,148)	(202,542)	(192,873)	(133,606)	(910,109)
Collection of advance and note receivable for stockholder	—	—	—	—	—	135,500
Net cash received on acquisition of Zebra Pharmaceuticals, Inc.	—	—	—	—	—	171,560

Net cash used in investing activities	(24,964)	(26,148)	(202,542)	(192,873)	(8,895,838)	(9,365,281)

Cash flows from financing activities:
Offering costs	—	—	—	—	(273,516)	(273,516)
Advances received for stock subscriptions — net	571,579	2,072,511	—	—	—	5,314,619
Proceeds from issuance of note payable — net of issuance costs	—	—	—	—	4,992,500	4,992,500
Proceeds from issuance of notes payable to stockholders and issuance of warrants	550,000	—	700,000	—	375,000	1,645,000
Payment on notes payable	—	—	(120,392)	(14,411)	(143,550)	(263,942)
Proceeds from sale of Series A redeemable convertible preferred stock — net of issuance costs	—	2,663,207	—	—	—	2,663,207
Proceeds from sale of Series B redeemable convertible preferred stock — net of issuance costs	—	—	4,681,275	4,681,275	—	4,681,275
Proceeds from sale of Series C redeemable convertible preferred stock — net of issuance costs	—	—	—	—	26,419,581	26,419,581
Payments on capital lease obligations	(16,323)	(18,735)	(5,101)	(5,101)	—	(74,999)
Proceeds from exercise of common stock options and warrants	—	—	249,749	133,827	50,713	300,462
Proceeds from sale of common stock and warrants, net of issuance costs	—	—	—	—	—	8,168,215
Proceeds from sale of restricted stock	—	32,850	—	—	—	32,850
Repurchase of common stock	—	—	—	—	—	(50,400)
Repayment of loan payable	—	—	—	—	—	(20,000)
Repayment of installment note payable	—	—	—	—	—	(10,804)

Net cash provided by financing activities	1,105,256	4,749,833	5,505,531	4,795,590	31,420,728	53,524,048

Net increase (decrease) in cash and cash equivalents	(1,204,125)	1,697,410	(864,346)	243,950	12,872,413	13,718,567
Cash and cash equivalents — beginning of period	1,217,215	13,090	1,710,500	1,710,500	846,154	—

Cash and cash equivalents — end of period	$13,090	$1,710,500	$846,154	$1,954,450	$13,718,567	$13,718,567

Supplemental disclosures of cash flows information:
Cash paid for interest	$5,540	$3,052	$3,105	$1,302	$1,668	$60,808

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

						Cumulative for the
						Period From
				Nine Months Ended		January 10, 1997
	Year Ended December 31,			September 30,		(Date of Inception)
						to September 30,
	2002	2003	2004	2004	2005	2005

				(Unaudited)	(Unaudited)	(Unaudited)
Noncash investing and financing activities:
Notes payable to stockholders including accrued interest of $55,000 converted into Series A redeemable convertible preferred stock	$—	$605,000	$—	$—	$—	$605,000
Accrued expenses and accounts payable converted into Redeemable convertible preferred stock	—	79,167	131,076	—	—	210,243
Leasehold improvements paid by landlord	—	203,127	—	—	—	203,127
Issuance of notes payable for prepaid insurance and conversion of accrued expenses	—	—	274,000	—	—	274,000
Property and equipment financed through accounts payable	—	122,532	21,169	—	10,744	10,744
Issuance of 2,097,154 shares of common stock and 2,125,200 stock options on acquisition of Zebra Pharmaceuticals, Inc., net of cash received	—	—	—	—	—	10,041,257
Acquisition of equipment under capital lease obligations	—	—	—	—	—	74,999
See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)

1.	NATURE OF BUSINESS AND OPERATIONS
Nature of Business — Molecular Insight Pharmaceuticals, Inc. (the “Company”) was incorporated in January 1997 and is a biopharmaceutical company focused on the research, development and commercialization of innovative molecular imaging pharmaceuticals and targeted radiotherapeutics designed to improve patient diagnosis, treatment and management. The Company is based in Cambridge, Massachusetts.
Development Stage Company — The Company’s revenue generating activities have been limited to research and development services pursuant to certain governmental research and development grants, and no revenues have been recorded from the sale of products from its planned principal business activity. Accordingly, the Company is classified as a development stage company.
Operations — The Company has incurred net losses and negative operating cash flows since inception. As of December 31, 2004 and September 30, 2005, the Company had an accumulated deficit of $39.8 million and $51.2 million, respectively, and a stockholders’ deficit of $17.8 million and $28.6 million, respectively. The Company expects to incur additional losses and negative operating cash flows for the foreseeable future, which absent additional capital from the issuance of equity securities would increase the stockholders’ deficit in future periods.
The Company has funded its operations through December 31, 2004 through the issuance of redeemable convertible preferred stock, the issuance of common stock, borrowings from stockholders and others and revenues earned from government research and development grants. In 2005, the Company raised additional capital of $27.5 million from the issuance of redeemable convertible preferred stock (see Note 8) net of issuance costs. The Company’s long-term success is dependent on obtaining sufficient capital to fund the research and development of its products, to bring about their successful commercial release, to generate revenue and, ultimately, attain profitable operations. The Company believes that its available cash will be sufficient to finance its working capital and capital requirements through at least January 2007.
To achieve its business plan, the Company may be required to raise additional funds through public or private financings, strategic relationships or other arrangements. It can not be assured that such funding, if needed, will be available on terms attractive to the Company, or at all. In addition, any financing may be dilutive to stockholders and may involve restrictive covenants. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy.
The Company is also subject to other risks common to companies in the biopharmaceutical industry including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and approval requirements, commercialization of our potential products, uncertainty of market acceptance of products, competition from larger companies, ability to reach commercial production of its product candidates, and the need to obtain additional financing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation — The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, Biostream Therapeutics, Inc. (“BTI”) from the date of acquisition, February 29, 2000, and its 63.6% owned subsidiary, ATP Therapeutics, Inc. (“ATP”),

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
from the date of its incorporation on March 4, 1999. ATP was formed as a joint venture by the Company and an independent physician to pursue pre-clinical development of certain patents held by the physician. The physician contributed a license on the patents to the joint venture for a 40% interest, and the Company received a 60% interest for its commitment to fund development. In September 2000, the Company purchased an additional 200,000 shares of unissued common stock of ATP for $1,000,000 thereby increasing its ownership interest to 63.6%. The Company has recognized all of ATP’s losses as the Company has been ATP’s sole source of funding and the Company’s equity has absorbed all losses. The minority interest in this investment is not material. Intercompany accounts and transactions for all subsidiaries have been eliminated in consolidation. As discussed in Note 12, the Company purchased the remaining balance of ATP and liquidated the subsidiary in October 2005.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates reflected in these financial statements include the estimated fair values of the Company’s common and redeemable convertible preferred stock, certain accruals and reserves, and the valuation allowance on the deferred tax assets.
Unaudited Interim Financial Statements — The consolidated balance sheet as of September 30, 2005, the consolidated statements of operations and cash flows for the nine months ended September 30, 2004 and 2005 and the consolidated statement of redeemable preferred stock and stockholders’ deficit for the nine months ended September 30, 2005 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2005 and its results of operations and cash flows for the nine months ended September 30, 2004 and 2005. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any other interim period or any fiscal year.
Revenue Recognition — The Company recognizes revenue from government grants for research and development as services are performed provided contractual agreements exist, the fees are fixed or determinable and the collection is probable. Amounts recognized are limited to amounts due from the grantor based upon the contract or grant terms. The Company has been awarded government grants from the National Institutes of Health (“NIH”) to provide research services related to certain areas of the Company’s research. Such grants are generally on a cost sharing basis with the Company also contributing to the costs of research. Payments received in advance of costs being incurred are recorded as deferred revenue.
Under the terms of the NIH grants, the Company has all right, title and interest in its patents, copyrights and data pertaining to its product development, subject to certain rights of the government. Under existing regulations, the government receives a royalty-free license for federal government use for all patents developed under a government grant. In addition, under certain circumstances the government may require the Company to license technology resulting from the government-funded

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
projects to third parties and may require that the Company manufacture its product in the United States. However, ownership in such technology remains with the Company.
Funding of government grants is subject to government appropriation and all of these grants contain provisions which allow for termination at the convenience of the government. These grants require the Company to comply with certain government regulations. Management believes that the Company has complied with all regulations that, if not met, could have a material adverse impact on the Company’s consolidated financial statements or the Company’s eligibility for future grant awards.
Research and Development — Research and development expense consists of expenses incurred in developing and testing product candidates. These expenses consist primarily of salaries and related expenses for personnel, fees paid to professional service providers in conjunction with independently monitoring clinical trials and acquiring and evaluating data in conjunction with clinical trials, costs of contract manufacturing services, costs of materials used in clinical trials and research and development, depreciation of capital assets used to develop products and costs of facilities. Research and development costs, including those incurred and supported with government grants, are expensed as incurred and included under such caption in the accompanying consolidated statements of operations. Certain research and development activities are partially funded with government grants, which are recognized as revenue.
Cash and Cash Equivalents — Cash and cash equivalents represent cash and highly liquid investments purchased within three months of the maturity date and consist of money market funds.
Investments — Investments consist of securities which have a maturity date greater than three months when purchased and are available for operating purposes. These investments are recorded at fair value and accounted for as available-for-sale securities with any unrealized gains or losses reported as a separate component of stockholders’ (deficit) equity. As of September 30, 2005, short-term investments consist of corporate bonds and commercial paper. The fair value approximates the carrying value as of September 30, 2005.
Offering Costs and Other Assets — Costs directly associated with the Company’s initial public offering of securities are capitalized and recorded in other assets. Upon completion of the initial public offering, such costs will be recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholders’ (deficit) equity. The Company filed its initial Form S-1 with the Securities and Exchange Commission on November 8, 2005; with a subsequent amendment filed in January 2006. Deferred offering costs were approximately $1.1 million as of September 30, 2005. Other assets also include $57,500 of direct costs incurred in connection with the Loan and Security Agreement with Ritchie Multi-Strategy Global, LLC (see Note 6) which has been capitalized and is being amortized as a component of interest expense over the term of the debt. No amounts were amortized in the nine months ended September 30, 2005.
Property and Equipment — Property and equipment are recorded at cost. Leased equipment accounted for as a capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation and amortization is provided using the straight-line method over the estimated lives of the related assets or over the term of the lease (for leasehold improvements and leased equipment), if shorter. Useful lives and lease terms range from one to seven years.
Licensed Patent Rights — On February 29, 2000, the Company acquired all of the outstanding stock of BTI, which was accounted for under the purchase method of accounting. The acquired licensed

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
patent rights of $9.8 million were assigned a three year useful life. During 2002, the Company accelerated the amortization of this intangible asset as the Company was no longer pursuing the underlying research. Accordingly, the Company fully amortized the asset as of December 31, 2002. Amortization expense was $3,798,329 in 2002.
Impairment of Long-Lived Assets — The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.
Income Taxes — Deferred tax assets and liabilities relate to temporary differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and laws expected to be in effect at the time of their reversal. Valuation allowances are established, when necessary, to reduce the net deferred tax asset to the amount more likely than not to be realized. For interim reporting periods, the Company uses the estimated annual effective tax rate.
Stock-Based Compensation — The Company accounts for its stock-based awards to employees and directors in their capacity as directors (hereafter referred to as “employees”) using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. The Company accounts for its stock-based awards to nonemployees using the fair value method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services. See Note 3 for a more detailed discussion of stock-based compensation. Stock compensation costs are recognized over the service period of the awards, which is the vesting period for employees.
The Company has adopted the disclosure provisions of SFAS No. 123, for all employee stock-based awards. For purposes of the pro forma disclosure, the fair value of each employee option grant was determined using the Black-Scholes option pricing model. The assumptions used for all grants during the applicable periods presented are as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)	(Unaudited)
Risk-free interest rate	3.03%	2.44%	2.84%	2.77%	3.73%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Expected option life	5 years	4 years	4 years	4 years	4 years
Expected stock price volatility	0.0%	0.0%	0.0%	0.0%	0.0%

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
The pro forma impact on reported net loss attributable to common stockholders was as follows:

	Year Ended December 31,			Nine Months Ended September 30,

	2002	2003	2004	2004	2005

				(Unaudited)	(Unaudited)
Net loss attributable to common stockholders, as reported	$(7,083,506)	$(3,960,622)	$(9,627,535)	$(6,819,146)	$(14,164,323)
Add back: stock-based employee compensation expense included in reported net loss	—	338,904	312,892	276,061	1,970,683
Deduct: stock-based employee compensation expense determined under fair value method	(135,148)	(486,248)	(70,407)	(37,321)	(264,547)

Pro-forma net loss attributable to common stockholders	$(7,218,654)	$(4,107,966)	$(9,385,050)	$(6,580,406)	$(12,458,187)

Net loss per share attributable to common stockholders:
As reported	$(0.63)	$(0.19)	$(0.41)	$(0.29)	$(0.50)

Pro forma	$(0.64)	$(0.19)	$(0.41)	$(0.29)	$(0.50)

The effects of applying the provisions of SFAS No. 123 on net loss as stated above is not necessarily representative of the effects on the reported income or loss for future years due to, among other things, the adoption of SFAS No. 123(R) (as discussed below), the vesting period of the stock options and the fair value of additional stock options that may be granted in future years.
Net Loss Per Share — Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted average number of unrestricted common shares outstanding during the period. Diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are anti-dilutive for all periods presented. Anti-dilutive securities, which consist of redeemable convertible preferred stock, common stock issuable upon conversion of accrued cumulative dividends on preferred stock, stock options, warrants and convertible debt that are not included in the diluted net loss per share calculation, aggregated approximately 16,200,779, 37,412,477 and 47,892,440 potential common shares as of December 31, 2002, 2003 and 2004, respectively, and 47,441,833 and 82,191,194 as of September 30, 2004 and 2005, respectively. In addition, unvested common stock pursuant to restricted stock awards are excluded from the calculation of basic loss per share. The unvested common stock are excluded from the calculation of diluted loss per share as these are antidilutive.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
The Company’s redeemable convertible preferred stock accrue dividends (see Note 8) that may either be paid in cash or in common stock at the election of the holder. If conversion is elected, the number of shares into which the dividends may be converted is based upon the conversion ratio for the redeemable convertible preferred stock and may result in the holders of the redeemable convertible preferred stock receiving common stock with a fair value that is greater than the recorded amount of accrued dividends. If the conversion feature of the accrued dividends has an intrinsic value greater than the dividend earned, the beneficial conversion feature is recognized and treated as a distribution to preferred stockholders for purposes of net loss per share calculations.
Concentration of Credit Risk and Significant Customers — Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and investments. The Company’s cash and cash equivalents were held at one financial institution at September 30, 2005. The investments were held at one financial institution at September 30, 2005. Management believes that the financial institution is of high credit quality. All of the Company’s research and development revenue is from a single United States government agency.
Guarantees: Indemnified Obligations — The Company’s Articles of Organization, By-Laws and agreements with officers and directors provide that the Company indemnify its officers and directors for certain events or occurrences that happen by reason of the fact that the officer or director is, was, or has agreed to serve as an officer or director of the Company. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.
The Company leases office space under a non-cancelable operating lease (see Note 10). The Company has indemnification arrangements under this lease that require the Company to indemnify the landlord against claims, actions or damages incurred in connection with the premises covered by the Company’s lease and the Company’s use of the premises.
The Company had not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding at December 31, 2004 or September 30, 2005. The Company does not expect significant claims related to these indemnification obligations, and consequently concluded that the fair value of these obligations is negligible and no related reserves were established in any period presented in the accompanying consolidated financial statements.
Fair Value of Financial Instruments — The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximate their fair values due to the short term nature of the instruments.
Segments — The Company conducts its operations and manages its business as one operating segment.
Recent Accounting Pronouncements — In December 2004, the Financial Accounting Standards Board, (“FASB”), issued SFAS No. 123(R), Share-Based Payment. SFAS 123(R) addresses accounting for share-based awards, including shares issued under employee stock purchase plans, stock options, and stock awards and stock appreciation rights. SFAS 123(R) will require the Company to expense share-based awards with compensation cost measured using the fair value of the awards. SFAS 123(R) is effective for the Company beginning January 1, 2006. The Company has not yet determined the effect that the adoption of SFAS 123(R) will have on its financial position and results of operations, although compensation costs recognized in operations will increase from historical levels for all fixed awards.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)

3.	STOCK-BASED COMPENSATION
As discussed in Note 2, the Company accounts for its stock-based awards to employees using the intrinsic-value method and those to nonemployees using the fair value method. The Company’s awards include common stock options, common stock warrants and restricted common stock. Under the intrinsic-value method, stock compensation expense is determined on the measurement date, which is generally the grant date (except for performance based awards), as the amount by which the fair value of the common stock exceeds the exercise price to be paid by the employee multiplied by the number of shares granted. Under the fair value method, stock compensation expense is determined based upon the fair value of the award itself on the measurement date, which is generally the date on which the services are completed for nonemployees. The fair value of the award is determined using the Black-Scholes option pricing model.
In using the Black-Scholes option pricing model the Company makes certain assumptions with respect to the estimated lives of the awards, volatility of the fair value of the common stock during the expected option life, risk free interest rates and dividends rates. As discussed in Note 2, no volatility is used in estimates made for the purpose of disclosing stock-based compensation attributable to employee awards. Volatility estimates are used in arriving at the fair value of nonemployee awards by taking data from comparable public companies in similar industries and markets.
Awards to nonemployees are subject to variable accounting whereby interim measurements of the fair value of the awards will be made from the date of issuance through the measurement dates of the awards. Changes in the fair value of the awards are recorded through the Company’s statement of operations over the performance period.
Stock-based compensation expense for each period presented in the accompanying consolidated statements of operations are as follows:

				Nine Months Ended		Period From
	Year Ended December 31,			September		January 10, 1997
						(Date of Inception)
	2002	2003	2004	2004	2005	to September 30, 2005

				(Unaudited)	(Unaudited)	(Unaudited)
Stock-based compensation charged to:
Research and development	$526	$222,526	$24,705	$15,203	$90,694	$1,958,526
Research and development — related parties	(3,398)	13,855	23,156	17,367	47,814	81,427
General and administrative	—	256,505	310,542	276,246	1,920,055	5,646,881
General and administrative — related parties	—	—	—	—	—	—
	—	—	—	—	—	—

	$(2,872)	$492,886	$358,403	$308,816	$2,058,563	$7,686,834

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
During 1997, the Company issued a total of 2,382,800 shares of common stock to employees and nonemployees at $0.005 per share, which was below the fair value of the common stock on the respective measurement dates of the awards. This resulted in stock-based compensation aggregating $4,221,699 which was expensed as follows: $439,200 in 1997, $1,813,375 in 1998 and $1,969,124 in 1999.
During 1998, 1999, 2000 and 2001, the Company granted stock options to purchase a total of 757,000 shares of common stock to employees with exercise prices below the fair market value of the common stock on the respective measurement dates or to nonemployees. The exercise prices ranged from $0.005 to $2.50 per share. Applying the intrinsic value method for the employee awards and the fair value method for the nonemployee awards resulted in stock-based compensation aggregating $514,029, of which a credit of ($2,872) was recorded in 2002. The amount was fully expensed by December 31, 2002.
In May of 2003, certain employees and nonemployees cancelled their stock option agreements with exercise prices ranging from $0.20 to $2.50 per share with a weighted-average exercise price of $1.09. A total of 2,230,540 options were cancelled for employees and 370,400 for nonemployees. Unamortized deferred stock-based compensation as of May 2003 of $68,450 was expensed upon cancellation. The Company granted, 181 days after cancellation, options having the same terms and with an exercise price equal to the then fair value of the Company’s common stock on such date. Accordingly, in December 2003 the Company issued to these same employees and nonemployees options to purchase 2,230,540 and 370,400 shares of common stock, respectively with an exercise price of $0.10 per share, the then fair value per share on the date of grant. The vesting and exercise periods for these newly issued options were consistent with the vesting and exercise period on the cancelled shares, with the exception of the employees’ options, which have an exercise period of 10 years. Also in 2003, the Company granted stock options for the purchase of 780,776 shares of common stock to nonemployees, all with an exercise price of $0.10 per share. Vesting for these options were either immediate or for terms up to four years. No incremental stock-based compensation resulted from the cancellation and re-grant of employee options. The Company recorded stock-based compensation expense relating to the awards to nonemployees, including those awards cancelled and re-granted, of $74,732, $32,740, and $42,893 in 2003, 2004 and the nine months ended September 30, 2005, respectively, using the fair value method and based on the Black-Scholes option-pricing model with the following assumptions: estimated useful life of 10 years, average risk-free interest rate of 4.3%, volatility of 65% and no expected dividends.
Also in 2003, the Company issued 6,476 shares of Series A redeemable convertible preferred stock in lieu of cash compensation to certain officers and employees. The fair value of the stock of $349,704 was recorded as stock-based compensation expense in the year ended December 31, 2003.
During 2004 and the nine months ended September 30, 2005, the Company granted stock options to purchase 85,606 and 165,000 shares, respectively, of common stock to nonemployees at an exercise price of $0.10 and $0.20 per share, respectively. The Company recorded stock-based compensation expense relating to these awards of $12,770 and $44,987 in 2004 and the nine months ended September 30, 2005, respectively, using the fair value method using the Black-Scholes option-pricing model with the following assumptions: estimated useful life of 10 years, average risk-free interest rate of 4.23%, volatility of 66% and no expected dividends.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
During 2004 and the nine months ended September 30, 2005, the Company granted stock options to purchase 762,500 and 3,542,500 shares, respectively, of common stock to employees at an exercise price of $0.10 and between $0.20 and $1.00 per share, respectively. The stated exercise prices were determined to be below the fair value of the common stock on the measurement dates for awards from January 1, 2004 through July 1, 2005. As a result, the Company has recorded deferred stock compensation of $137,250 in 2004 and $555,100 for the nine months ended September 30, 2005 for the difference between the exercise price per share and the fair value per share at the respective grant dates. Compensation expense related to stock options granted to the employees was $17,243 and $106,781 for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively. As of December 31, 2004 and September 30, 2005, the Company had an aggregate of $120,006 and $563,626 respectively of deferred stock-based compensation remaining to be amortized related to these awards. Based upon the vesting periods of the awards, this deferred stock-based compensation balance is expected to be expensed as follows: approximately $46,000 during the remainder of 2005; $169,600 during 2006 and 2007; $152,607 during 2008, and $25,820 during 2009. These amounts could change upon the Company’s adoption of SFAS No. 123(R) on January 1, 2006. The Company has not yet determined the full extent that the adoption of SFAS No. 123(R) will have on its financial position or results of operation.
During 2003, the Company issued to the Chief Executive Officer 3,285,000 shares of restricted common stock in exchange for $32,850 in cash and the issuance of a partial recourse (50%), non interest bearing note receivable for $295,650. These shares are subject to Stock Restriction and Stock Pledge Agreements. Under the terms of these Agreements, the shares vest through February 7, 2007 and if the Chief Executive Officer were to terminate employment for any reason prior to February 7, 2007, any unvested shares are repurchasable by the Company at the original issuance price or a price determined based upon a formula that changes upon the termination circumstances. As of December 31, 2004 and September 30, 2005, 1,806,750 and 2,299,500 of these shares are vested, respectively. Every three months thereafter another 164,250 shares are scheduled to vest. The underlying shares issued to the Chief Executive Officer are subject to variable accounting treatment until a measurement date occurs. Accordingly, until the final measurement date occurs, compensation is measured as the greater of the fair value of the shares over the purchase cost and such compensation is being recognized over the vesting term of the shares. Because the fair value of the shares may fluctuate, any increase or decrease in the fair value of the shares at each of the Company’s reporting dates will result in periodic increases and decreases in the amount of compensation expense recognized in any reporting period. There was no compensation expense in 2003 relating to these shares because the fair value of the shares on the issuance date and December 31, 2003 was the same. However, in 2004, due to an increase in the fair value of the shares, the Company recorded deferred stock-based compensation of $591,300 and $2,365,200 for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively. The Company recognized $295,650, $266,085 and $1,834,335 of compensation expense included in general and administrative expense pursuant to this agreement for the year ended December 31, 2004 and for nine months ended September 30, 2004 and September 30, 2005, respectively.
Stock Option Plan — In 1997, the Company’s stockholders and Board of Directors approved the 1997 Stock Option Plan (the “1997 Plan”). Under the 1997 Plan, the Board of Directors may grant incentive stock options and nonqualified stock options to officers, directors, and other key employees of the Company, its subsidiaries and non-employee officers, directors and consultants.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
The 1997 Plan permits the Board of Directors to determine the number of option shares, the exercise price, the vesting schedule and the expiration date of stock options. With respect to incentive stock options, the 1997 Plan provides that the exercise price of each such option must be at least equal to 100% of the fair market value of the common stock on the date that such option is granted (110% of fair market value in the case of stockholders who, at the time the option is granted, own more than 10% of the total outstanding common stock), and requires that all such options have an expiration date before the tenth anniversary of the date of the grant of such options (or the fifth anniversary of the date of grant in the case of 10% stockholders). The Company has reserved 13,000,000 shares of common stock for issuance under the 1997 Plan. Options typically expire 10 years from the date of grant and generally vest over a period of four years from the date of grant. As of December 31, 2004 and September 30, 2005, the Company had 5,007,958 and 1,346,958 shares of common stock, respectively available for future grant under the 1997 Plan.
In determining the exercise prices for awards and options granted, the Company’s Board of Directors has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors including, but not limited to, the illiquid nature of an investment in common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events, and recent sale and offer prices of the common and redeemable convertible preferred stock in private transactions negotiated at arm’s length. In September 2005, the Company also obtained independent valuation reports to support the fair value of the Company’s common stock, which was determined to be $0.28 per share as of December 31, 2004 and increasing to $0.54 per share as of June 30, 2005. The Company has concluded that the fair value of the common stock on each measurement date in 2004 and through June 30, 2005 for measuring stock-based compensation was $0.28 and $0.54, respectively. For the awards granted on July 1, 2005, September 13, 2005 and as of September 30, 2005, the Board of Directors determined the fair value of the common stock to be $0.54, $1.00 and $1.00 per share, respectively.
During the nine months ended September 30, 2005, the Company granted to three executive officers options providing for the purchase of 1,280,000 shares of common stock at $0.20 per share. Options for the purchase of 640,000 shares vest ratably over a four year period and the remaining 640,000 shares vest upon the earlier of the fourth anniversary of the grant date or the achievement of performance milestones (including an initial public offering of the Company’s common stock, regulatory approvals and other).
During the nine months ended September 30, 2005 additional options to purchase 2,427,500 common shares between $0.20 and $1.00 per share were issued to other employees and consultants and vest over four years.
Certain of the Company’s option agreements provide that in the event of a change in control of the Company, as defined, any unvested options will become immediately vested and exercisable. The total shares of common stock pursuant to such unvested options as of December 31, 2004 and September 30, 2005 were approximately 2,315,000 and 2,930,580, respectively.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
Information concerning all stock option activity for the years ended December 31, 2002, 2003, and 2004 and for the nine months ended September 30, 2005 is summarized as follows:

	2002		2003		2004		September 30, 2005

		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise	Number	Exercise
	of	Price per	of	Price per	of	Price per	of	Price per
	Shares	Share	Shares	Share	Shares	Share	Shares	Share

							(Unaudited)
Options outstanding beginning of period	3,180,400	$1.04	3,384,040	$0.96	7,153,936	$0.13	6,016,048	$0.14
Granted	256,140	0.10	6,502,836	0.10	848,106	0.10	3,707,500	0.42
Exercised	—				(1,975,994)	0.10	(507,141)	0.10
Forfeited	(52,500)	1.83	(132,000)	0.90	(10,000)	0.10	(46,500)	0.31
Cancelled	—	—	(2,600,940)	1.10	—	—	—	—

Options outstanding end of period	3,384,040	$0.96	7,153,936	$0.13	6,016,048	$0.14	9,169,907	$0.25

Options exercisable	2,741,337	$0.88	4,504,642	$0.14	3,471,043	$0.16	3,709,190	$0.16

Options available for grant					5,007,958		1,346,958

Weighted average fair value of options granted during the period	$0.01		$0.01		$0.20		$0.23

The following table summarizes additional information about stock options outstanding at December 31, 2004:

		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Range of Exercise	Options	Contractual	Exercise	Options	Exercise
Price	Outstanding	Life (Years)	Price	Exercisable	Price

$0.005	90,000	3.47	$0.005	90,000	$0.005
0.008	221,760	5.08	0.008	221,760	0.008
0.100	5,563,088	8.64	0.100	3,018,083	0.100
0.450	12,000	6.42	0.450	12,000	0.450
1.63-2.500	129,200	5.09	1.920	129,200	1.920

$0.005-$2.500	6,016,048	8.32	$0.140	3,471,043	$0.160

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
The following table summarizes additional information about stock options outstanding at September 30, 2005 (unaudited):

		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Range of Exercise	Options	Contractual	Exercise	Options	Exercise
Price	Outstanding	Life (Years)	Price	Exercisable	Price

$0.005	90,000	2.72	$0.005	90,000	$0.005
0.008	221,760	4.33	0.008	221,760	0.008
0.100	5,013,447	7.86	0.100	3,241,480	0.100
0.200	1,625,000	9.42	0.200	18,750	0.200
0.450	12,000	5.67	0.450	12,000	0.450
0.500	1,692,500	9.75	0.500	—	—
1.00	390,000	9.92	1.00	—	—
1.626	2,000	4.42	1.626	2,000	1.626
1.908	123,200	4.33	1.908	123,200	1.908

$0.005-$1.908	9,169,907	8.39	$0.252	3,709,190	$0.160

4.	PROPERTY AND EQUIPMENT
Property and equipment consist of the following:

	As of December 31,		As of
			September 30,
	2003	2004	2005

			(Unaudited)
Lab and other equipment	$339,089	$422,498	$423,062
Furniture and fixtures	73,511	57,146	72,375
Leasehold improvements	662,802	678,041	426,550

Total property and equipment, at cost	1,075,402	1,157,685	921,987
Less accumulated depreciation and amortization	(691,572)	(778,882)	(515,566)

Property and equipment, net	$383,830	$378,803	$406,421

In 2003, the Company entered into a new lease for its current facility (See Note 10). The agreement provided for the landlord to pay approximately 67% or up to a maximum of approximately $205,000 of agreed upon leasehold improvements. The improvements were completed in December 2003 and the space was placed into service in January 2004. The Company’s portion of leasehold improvements was $121,364 and the landlord’s portion was $203,127. The Company’s portion is included in leasehold improvements. The landlord’s portion has been recorded with a corresponding liability recorded for deferred rent. The deferred rent is being amortized as additional rent expense over the remaining term of the lease. The current portion of the deferred rent is included in accrued expenses in the accompanying consolidated balance sheets and is shown in Note 5. The long-term portion of deferred rent is presented separately in the accompanying consolidated balance sheets.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
Depreciation and amortization expense was $129,638, $92,712, $106,206, $79,206 and $95,563 for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005, respectively.

5.	ACCRUED EXPENSES
Accrued expenses consist of the following:

	As of December 31,		As of
			September 30,
	2003	2004	2005

			(Unaudited)
Accrued bonuses	$—	$521,095	$520,485
Clinical trials	62,312	131,620	205,554
Professional fees	110,000	266,632	130,000
Accrued vacation	17,893	49,220	67,074
Financing costs	—	—	50,000
Deferred rent — current portion	45,140	45,140	45,140
Clinical trials materials	—	—	71,110
Accrued payroll	11,893	32,876	—
Other	2,574	51,547	52,413

Total	$249,812	$1,098,130	$1,141,776

6.	NOTES PAYABLE
Stockholder Notes Payable — In 2002, the Company issued unsecured notes payable (“Notes”) to two members of its Board of Directors (who are also officers and stockholders) totaling $550,000, bearing annual interest at 10%, all payable within one year. In addition, the Notes included detached warrants to purchase 203,704 shares of the Company’s common stock at $0.27 per share. The principal and accrued interest of $55,000 was converted in 2003 into 11,204 shares of Series A redeemable convertible preferred stock at $54.00 per share, the price at which that tranche of Series A redeemable convertible preferred stock had been issued. The fair value of the warrants on the date of grant was determined to be $2,200 using the Black-Scholes option-pricing model (and the following assumptions: life of two years (full term), volatility of 72% and a risk-free rate of interest of 1.45%). Accordingly, $2,200 was allocated to the warrants and recorded as a discount to the Notes and this debt discount was amortized to interest expense over the life of the Notes (one year). As a result, the Company recorded $1,100 of interest expense in each of 2003 and 2002. The warrants were exercised in 2004 (see Note 9).
Commercial Notes Payable — In February, 2004 the Company issued an unsecured note payable to its former legal counsel for approximately $103,000, representing the then outstanding balance of invoices for professional services. The note, bearing no interest, is payable in monthly installments of $5,000 beginning in March 2004 until paid in full in November, 2005. As of December 31, 2004 and September 30, 2005 the outstanding balance of $52,864 and $7,864, respectively, have been included in notes payable in the accompanying consolidated balance sheets.
In 2004, the Company entered into two commercial financing agreements with a vendor to finance the payment of approximately $168,000 in insurance premiums for up to 12 months. Finance charges of

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
approximately $3,000 (annual percentage rates of approximately 5-6%) was added to the principal. At December 31, 2004, the total balance due was $98,550, and has been included in notes payable in the accompanying consolidated balance sheets. There was no balance outstanding as of September 30, 2005.
Convertible Notes Payable — In December of 2004, the Company issued an unsecured convertible note payable to a new investor for $700,000, due one year from the date of issuance, at an annual interest rate of 3%. The full outstanding principal amount of the note, plus accrued interest, had a mandatory conversion feature into either (i) preferred stock at a price per share at which a qualified financing, as defined, was completed subsequent to the issuance of the note but prior to maturity, or (ii) into shares of Series B redeemable convertible preferred stock at the rate of $132 per share, in the event the Company was unable to complete a qualified financing prior to maturity. In April, 2005, the principal and accrued interest of $5,586 were converted into 3,493 shares of Series C redeemable convertible preferred stock (“Series C”) at $202 per share, the price at which Series C had been issued (See Note 8).
In March of 2005, the Company issued unsecured convertible promissory notes to three existing stockholders (one being a member of the Board of Directors) for a total principal of approximately $375,000, due one year from the date of issuance, at an annual interest rate of 3%. The full outstanding principal amount of the notes, plus accrued interest, carried a mandatory conversion feature into either (i) preferred stock at a price per share at which a qualified financing, as defined, was completed subsequent to the issuance of the notes but prior to maturity, or (ii) into shares of Series B redeemable convertible preferred stock at the rate of $132 per share, in the event the Company was unable to complete a qualified financing prior to maturity. In April, 2005, the principal amount was converted into 1,983 shares of Series C redeemable convertible preferred stock at $202 per share, the price at which Series C had been issued (See Note 8).
Senior Note Payable — On September 30, 2005, the Company issued a $5 million note payable to Ritchie Multi-Strategy Global, LLC (“Ritchie”) pursuant to a Loan and Security Agreement (“Ritchie Note”), to be used for working capital and general corporate activities. The Ritchie Note is secured by a first priority security interest in the Company’s assets, excluding intellectual property and contains non-financial covenants. The Company is required to pay interest only during the first three months of the term of the Ritchie Note, and, thereafter, the principal and interest is payable in equal monthly amounts over 35 months. The interest rate of the debt is 7.93 percent. In addition, as a condition to Ritchie extending the credit, the Company agreed to pay a fee to Ritchie in the amount of $250,000 should a liquidation event (as defined) occur prior to June 30, 2006 or $300,000 should a liquidation event occur subsequent to that date. A liquidation event is defined in the agreement as including, among other things, a change in control of the Company, a sale of all or substantially all of the Company’s assets or an initial public offering of the Company’s common stock. Due to the contingent nature of these events, the Company has not recorded the contingent fee in its consolidated financial statements as of September 30, 2005. Should a liquidation event (as defined) occur or become probable of occurrence, the fees would be so recognized.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
As of September 30, 2005, future payments of principal on all existing notes payable were due as follows:

Amount of
Principal
and Interest
Fiscal year Ending December 31,	Payments

2005 (balance of year)	$7,864
2006	1,449,113
2007	1,705,315
2008	1,845,572

Total principal payments	$5,007,864

Less: current portion	(1,185,633)

Total noncurrent notes payable	$3,822,231

7.	INCOME TAXES
The Company has recorded no provision or benefit for income taxes for any period presented due to its net operating losses and doubt as to the realizability of the resulting carryforwards of those losses and other deferred tax assets. Deferred tax assets consisted of the following:

	As of December 31,

	2003	2004

Deferred tax assets:
Net operating loss carryforwards	$6,725,000	$8,014,000
Deferred research and development costs	—	1,661,000
Research and development tax credits	874,000	1,156,000
Property and equipment	112,000	136,000
Accrued expenses	83,000	289,000

	7,794,000	11,256,000
Valuation allowance	7,794,000	11,256,000

Net deferred tax asset	$—	$—

As of December 31, 2004, the Company had net operating loss carryforwards totaling approximately $20 million (federal) and $17 million (state), which expire at various dates from 2011 through 2024 (federal) and from 2005 through 2009 (state). The amount of the net operating loss carryforwards that may be utilized to offset future taxable income, when earned, may be subject to certain limitations, based upon changes in the ownership of the Company’s stock that have and/or may occur. The Company has not conducted an evaluation as to whether any portion of its tax loss carryforwards has been limited, and therefore, based upon the changes in ownership, a limitation may have occurred. As of December 31, 2004, the Company had research and development tax credits totaling approximately $809,000 (federal) and $347,000 (state), which are available to offset future tax liabilities when incurred and fully expire in 2024 (federal) and 2019 (state).

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
The Company has recorded a full valuation allowance against its net deferred tax assets since the Company believes it is more likely than not, that it will not be able to realize the assets. During 2002, 2003 and 2004, the valuation allowance increased by approximately $1,331,000, $1,400,000 and $3,595,000, respectively. The change in the valuation allowance in each year is due to the net increase in deferred tax assets each year (primarily from the net operating loss carryforwards and research and development tax credits) and the Company providing a full valuation against the asset for the reason stated above.

8.	REDEEMABLE CONVERTIBLE PREFERRED STOCK
The Company has authorized 359,515 shares of preferred stock for issuance, of which certain shares are designated as Series A redeemable convertible preferred stock (“Series A”), Series B redeemable convertible preferred stock (“Series B”) and Series C redeemable convertible preferred stock (“Series C”). The Company first issued redeemable convertible preferred stock in 2003. The following table summarizes the activity and other information for the redeemable convertible preferred stock commencing in 2003:

	Series A		Series B		Series C (Unaudited)		Total (Unaudited)

	Number	Carrying	Number	Carrying	Number	Carrying	Number	Carrying
	of Shares	Value	of Shares	Value	of Shares	Value	of Shares	Value

Shares designated at:
December 31, 2004	150,000	—	61,000	—	—	—	—	211,000

September 30, 2005 (Unaudited)	150,000	—	61,000	—	148,515	—	—	359,515

Balance January 1, 2003	—	$—	—	$—	—	$—	—	$—
Issuance of Series A, net of $259,843 of issuance costs	94,697	5,555,610	—	—	—	—	94,697	5,555,610
Issuance of Series A as stock-based compensation	6,476	349,704	—	—	—	—	6,476	349,704
Conversion of accounts payable, accrued expenses, and notes into Series A	19,144	1,033,871	—	—	—	—	19,144	1,033,871
Preferred stock dividends	—	560,926	—	—	—	—	—	560,926
Accretion of issuance costs	—	51,969	—	—	—	—	—	51,969

Balance, December 31, 2003	120,317	7,552,080	—	—	—	—	120,317	7,552,080
Issuance of Series B, net of $198,514 of issuance costs	—	—	52,670	6,542,786	—	—	52,670	6,542,786
Conversion of accrued expenses into Series B	—	—	993	131,076	—	—	993	131,076
Accretion of issuance costs and warrants	—	51,969	—	243,243	—	—	—	295,212
Preferred stock dividends	—	673,792	—	343,128	—	—	—	1,016,920

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)

	Series A		Series B		Series C (Unaudited)		Total (Unaudited)

	Number	Carrying	Number	Carrying	Number	Carrying	Number	Carrying
	of Shares	Value	of Shares	Value	of Shares	Value	of Shares	Value

Balance, December 31, 2004	120,317	8,277,841	53,663	7,260,233	—	—	173,980	15,538,074
Issuance of Series C, net of $1,106,800 of issuance costs (Unaudited)	—	—	—	—	141,590	27,470,581	141,590	27,470,581
Accretion of issuance costs and warrants (Unaudited)	—	37,925	—	117,093	—	117,856	—	272,874
Series B warrant modification (Unaudited)	—	—	—	—	—	(560,000)	—	(560,000)
Preferred stock dividends (Unaudited)	—	813,330	—	265,632	—	711,445	—	1,790,407

Balance, September 30, 2005 (Unaudited)	120,317	$9,129,096	53,663	$7,642,958	141,590	$27,739,882	315,570	$44,511,936

Liquidation preference at:
December 31, 2003		$10,647,000		$—		$—		$10,647,000
December 31, 2004		13,979,000		7,427,000		—		21,406,000
September 30, 2005 (Unaudited)		17,385,000		7,692,000		29,313,000		54,390,000
Redemption value at
December 31, 2003		$7,760,000		$—		$—		$7,760,000
December 31, 2004		8,434,000		7,427,000		—		15,861,000
September 30, 2005 (Unaudited)		9,247,000		7,692,000		29,313,000		46,252,000
In 2001, the Company collected approximately $2,820,000 in subscriptions for a proposed issuance of Series A at $70 per share from new and existing investors. An additional $250,000 in subscriptions was received in the beginning of 2002 from new and existing investors, also at $70 per share. Subsequent to the initial subscriptions, the Company began to experience pressure on the price being asked from new prospective investors. The Company continued to pursue raising equity by reducing the price per share of the proposed Series A to $54 per share for new subscriptions, and subsequently received approximately $380,000 in 2002 and $2,363,000 in 2003 from new and existing investors. The Company settled these advances by issuing a total of 94,698 shares of Series A in 2003 at the previously described purchase prices of $70 and $54 per share. Both existing and new investors participated in purchasing Series A. New investors purchased 15% and 15% of the Series A at the $70 and $54 per share price, respectively. The Company incurred $259,843 in costs associated with the issuance of the Series A and such costs were recorded as a reduction in the carrying value of the Series A.
Also in 2003, the Company issued a total of 19,146 shares of Series A at a price of $54 per share made up of (1) conversion of two notes payable with principal of $550,000 and accrued interest of $55,000 to two members of its Board of Directors (who are also officers and stockholders) for 11,204 shares of Series A (see Note 6), (2) Stock-based compensation for officers and employees in the amount of $118,900 represented by 2,202 shares of Series A (see Note 3), and (3) conversion of accounts payable and accrued expenses in the amount of $310,000 for 5,740 shares of Series A. These conversions were based upon the $54 per share price.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
In the fourth quarter of 2003, subsequent to the above 2003 transactions, the Company received additional advanced stock subscriptions aggregating $2,118,800 for a planned sale of Series B. During 2004, the Company issued 52,670 shares of Series B at $132 per share in exchange for the $2,118,800 of net stock subscription proceeds received in 2003, as well as for the additional cash proceeds of $4,833,500 received in 2004. The Company incurred $198,514 in costs associated with the issuance of the Series B; such costs were recorded as a reduction in the carrying value of the Series B. Also in 2004, the Company issued 993 shares of Series B at a price of $132 per share in settlement of $131,000 of accrued liabilities.
In connection with the issuance of the Series B, the holders of Series B received warrants to purchase 2,146,520 shares of common stock at $0.66 per share (“Series B Warrants”). The Series B warrants were to expire on the earlier of the consummation of a qualified financing (as defined) or five years from date of issuance (see Note 9).
In March and April of 2005, the Company issued 136,115 shares of Series C at $202 per share for net cash proceeds of $27.5 million. The Company incurred $1,106,800 in costs associated with the issuance of the Series C; such costs were recorded as a reduction in the carrying value of the Series C.
In addition, in March 2005, the Company issued (1) 3,493 shares of Series C at $202 per share upon conversion of a note payable with principal of $700,000 and accrued interest of $5,586 (see Note 6) and (2) 1,983 shares of Series C at $202 per share upon conversion of three notes payable with a total principal of approximately $400,000 (see Note 6).
In connection with the issuance of the Series C, the Company issued a warrant to purchase 99,010 shares of the Company’s common stock to its placement agent. The warrant expires five years from the date of grant and has an exercise price of $1.01 per share (see Note 9).
The rights, preferences and privileges of the Series A, Series B and Series C (collectively “Preferred Stock”) are detailed below:

Voting Rights — Generally, Series A, Series B and Series C preferred stockholders vote together with all other classes and series of stock as a single class on all actions to be taken by the stockholders. The Company’s Articles of Organization does provide that each of Series A, B and C shall vote separately for approval of certain transactions, including, without limitation, the amendment of the Company’s Certificate of Organization in a manner that would adversely affect each such series of Preferred Stock, the liquidation or dissolution of the Company, the acquisition of another entity, changing the Company’s line of business, declaring dividends and similar matters. Series A, B and C shares entitle each holder to such number of votes per share as is equal to the number of whole shares into which the stock is convertible, subject to certain restrictions as defined. In accordance with an agreement signed in 2005 among certain holders of common stock, Series A, Series B and Series C, such holders will cause and maintain election to the Board of Directors of one Series A director, as designated by the Company’s Chief Executive Officer, who shall initially be the Company’s Chief Executive Officer, one Series B director, as designated by Cerberus Partners, L.P., the largest holder of Series B, one Series C director, as defined, one management director, who shall initially be the Company’s President, and three additional directors with appropriate industry experience and qualified outside directors, as defined.

Dividends — Dividends are cumulative whether or not declared by the Board of Directors and accrue at a quarterly rate per share of $1.40 for Series A, $1.65 for Series B and at an annual rate

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)

of 5% for Series C. Upon the occurrence of a liquidation event or mandatory conversion, as defined, of the Series A, Series B or Series C, the dividends accrued but unpaid, are payable by the Company and, at the option of the holder, may be payable in shares of the Company’s common stock at a conversion price equal to $0.35 and $0.66 with respect to Series A and B, respectively and with respect to Series C, the lesser of $1.01 or the fair value of the Company’s common stock at time of conversion. The Preferred Stock is senior to all common stock with respect to dividends, and Series C is senior to Series B with respect to dividends, and Series B is senior to Series A with respect to dividends. No dividends shall be paid or declared on common shares or any other class of stock which are junior to the Preferred Stock. At December 31, 2004 and September 30, 2005 accrued and unpaid dividends were as follows: for Series A — $1,234,718 and $2,048,048 respectively; for Series B — $343,128 and $608,760, respectively: for Series C — $0 and $711,445 respectively.

The Preferred Stock accrues dividends that may be settled at the option of the holder through issuance of common stock at fixed conversion prices. As the dividends are convertible into common stock, if the fair value of the common stock exceeds the conversion price when the dividends are earned, a beneficial conversion feature exists for the potential common shares issued for these dividends. The Company measures the value of the beneficial conversion feature as the difference between the common share fair value and conversion price and recognizes such amount as an incremental preferred dividends. The Company did not recognize any beneficial conversion feature related to convertible common stock dividends during 2003 and 2004. During the nine months ended September 30, 2005, dividends that accrued on Series A and Series B included some beneficial conversion features, which resulted in the recognition of the beneficial conversion feature of $541,328 as an increase to the redeemable convertible preferred stock dividends in the computation of net loss attributable to common shareholders.

As described above, certain Series A stockholders made payments in 2001 and 2002 in advance of the Series A closing which did not occur until January 2003. For many of these stockholders, the date between their advance and issuance of stock was much greater than was expected. In 2005, upon a review of the Series A documents by the Company’s newly hired legal counsel, it was brought to management’s attention that the extended period between certain advances and the Series A closing was not typical. Management brought this to the attention of the Company’s Board of Directors at a meeting in February, 2005 and, after considering the matters, the Board of Directors approved $308,000 to be added to the cumulative dividends accrued on the Series A held by these investors. The original subscription agreements entered into by these stockholders did not require a payment of interest or dividends. The amount has been added to the carrying value of the Series A in February 2005. This amount has not been declared and is not to be paid in cash. However, all dividends are payable in cash or convertible into common stock upon any conversion of the redeemable preferred stock. On the date the special dividend was approved, the special dividend (if converted) would be convertible into approximately 880,000 shares of common stock which had a fair value of approximately $475,000. The beneficial amount of $167,000 has been included in redeemable convertible preferred stock dividends and accretion of issuance costs in the accompanying consolidated statements of operations for the nine months ended September 30, 2005. Several Company officers, including the Chief Executive Officer, were recipients of the special dividend as they held Series A.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)

Liquidation — In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, or in the event of insolvency, as defined, the holders of Series C are entitled to receive before any distribution or payment is made to any holders of common stock or any other class or series of capital stock, an amount for Series C equal to $202 per share plus any accrued but unpaid dividends. Upon the availability of funds after Series C payments, Series A and B are entitled to receive, before any distribution or payment is made to any holders of common stock or any other class or series of capital stock, an amount for Series A equal to $70 per share plus a 30% compounded annual return on the original purchase price, plus any accrued but unpaid dividends, and an amount for Series B equal to $132 per share plus any accrued but unpaid dividends. If such amount per share of Series A or Series B would have been higher if each share had converted to common stock immediately prior to such liquidating event, as defined, then that higher amount would be paid in liquidation. After the liquidation preference payments to all preferred stockholders, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of common stock.

If, upon any such liquidation, dissolution or winding-up of the Company, as defined, the remaining assets of the Company available for distribution to its stockholders are insufficient to pay the holders of Series C the full amounts to which they are entitled, the holders of Series C shall share ratably in any distribution of the remaining assets and funds of the Company pursuant to the terms of the respective agreements. The same then holds true for the Series A and Series B stockholders.

Conversion — The Series A, Series B and Series C are convertible at any time into common stock on a 200-to-1 ratio. This ratio is subject to adjustment upon certain events such as a stock split, subdivision of the Company’s common stock, recapitalization of the Company’s capital stock or similar event. Additionally, the Series C is subject to adjustment for any equity issued at a lower price per share pursuant to a weighted average anti-dilution provision. Certain issuance, such as issuances pursuant to the Company’s option plan, upon the conversion of preferred stock or as approved by the stockholders, are excluded for this anti-dilution protection and, therefore, no adjustment to the conversion ratio will be made upon those stock issuances. Through September 30, 2005, no adjustment to the conversion price has occurred.

The Series A mandatorily converts into common stock (i) immediately prior to the closing of an initial public offering where the gross proceeds to the Company equal or exceed $15 million and the price per share in the offering is 200% of the then current conversion price of the Series A, (ii) upon the sale of all or substantially all of the Company’s common stock for a price that is at least 200% of the Series A conversion price then in effect or (iii) upon the consent of a majority of the Series A to conversion. The Series B mandatorily converts into common stock (i) immediately prior to the closing of an initial public offering where the gross proceeds to the Company and/or the stockholders equals or exceeds $10 million, (ii) upon the consent of a majority of the Company’s stockholders to effect the sale of all or substantially all of its capital stock to a third party or (iii) upon the consent of a majority of the Company’s stockholders to effect the merger or consolidation of the Company with a third party pursuant to which the Company is not the surviving entity or there is a change in voting control of the Company. The Series C mandatorily converts into common stock (i) immediately prior to the closing of an initial public offering where the gross proceeds to the Company equal or exceed $30 million and the

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)

price per share in the offering equals or exceeds $5 per share, or (ii) upon the consent of a majority of the Series C to such conversion.

Redemption — At the written election of any holder of Series A made not less that 30 days prior to defined anniversaries of the date the stock was first issued, the Company is required to redeem shares as follows: on the fifth anniversary in 2008, up to 33 1/3% of the shares then held, on the sixth anniversary in 2009, up to 66 2/3%, and on the seventh anniversary in 2010, up to 100% of shares then held. These redemption rights of Series A shall terminate, if not otherwise exercised, in 2011 on the eighth anniversary date of the first issue date of the shares. The redemption price is equal to the Series A purchase price ($54 or $70 per share) plus all accrued but unpaid dividends.

At the written election of any holder of Series B at least 10 days prior to the date of the consummation of the completion of a qualified financing, the Company shall redeem up to 33 1/3% of the shares then held. A qualified financing with respect to the Series B is defined as one in which the Company raises an aggregate net proceeds of at least $10 million through the sale of stock in one or more related transactions. Although considered a Qualified Financing, the Series C was excluded from this definition by amendment to the Company’s charter for Series B prior to the Series C issuance in 2005. Prior to that time, however, the Company chose 2005 as a first date of redemption for the Series B.

In addition, the Series B holder may redeem up to 66 2/3% of the shares then held on the first anniversary of the issue date, and up to 100% of the shares then held on the second anniversary of the issue date. The redemption price is equal to the Series B purchase price of $132 per share plus all accrued but unpaid dividends.

By written notice to the Company by a majority of the holders of Series C given at any time on or after the seventh (7th) anniversary in 2012, subject to certain restrictions, as defined, the Company shall redeem all, but not less than all, of the outstanding shares of Series C. The redemption price is equal to the Series C purchase price of $202 per share plus all accrued but unpaid dividends.

The following is a schedule of redemption values (1):

	As of	As of
Issuance	December 31, 2004	September 30, 2005	First Date of Redemption

Series A(2)	$8,434,000	$9,247,000	January, 2008
Series B(3)	7,427,000	7,692,000	Upon notice of a qualified financing (as defined)
Series C(4)	—	29,313,000	March, 2012

	$15,861,000	$46,252,000

(1)	Amounts shown include the original purchase price plus dividends accrued through dates shown. Amounts change due to the accrual of dividends; therefore the actual redemption amounts, if ever redeemed, will be different.

(2)	Based on the redemption period described above, shares of Series A may be redeemed as follows: up to 40,107, 80,213 and 120,320 in 2008, 2009 and 2010, respectively. The redemption value of these shares will increase annually due to the accrual of dividends at a quarterly dividend rate per share of $1.40.

(3)	Based on the redemption criteria described above, shares of Series B may be redeemed as follows: up to 17,888, 35,775 and 53,663 beginning on the date of a qualified financing (as defined) followed by the first and second anniversary thereafter,

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)

respectively. The redemption value of these shares will increase annually due to the accrual of dividends at a quarterly dividend rate per share of $1.65.

(4)	Based on the redemption period described above, all shares of Series C may be redeemed in 2012. The redemption value of these shares will increase annually due to the accrual of dividends at a quarterly dividend rate per share of 5%.

The Company is accreting the stock issuance costs of each series of redeemable convertible preferred stock from the original issuance date through the earliest dates of redemption using the effective interest method. These direct costs generally consist of fees paid to placement agents, the fair value of warrants issued to placement agents, legal fees, statutory fees and other direct costs. For the Series A, B and C, the total costs of issuance being accreted are $259,843, $198,514 and $1,106,800, respectively. The accretion increases the carrying value of the redeemable convertible preferred stock and reduces additional paid-in capital. Amounts accreted are shown in the first table of this Note.
Advances received for stock subscriptions have been classified as current liabilities in the accompanying balance sheets as such amounts were intended, and subsequently were, for conversion into shares of redeemable convertible preferred stock.

9.	STOCKHOLDERS’ DEFICIT
On January 10, 1997, the Company issued 2,996,800 shares of common stock to its founders pursuant to restricted stock arrangements for $12,254 in cash and deferred stock-based compensation of $546,000.
In 1997, the Company issued 1,846,800 shares of common stock to employees and nonemployees for $18,250 in cash and deferred stock-based compensation of $1,673,200.
In 1998, the Company issued 792,690 shares of common stock to existing and new stockholders for $1,288,121 in cash.
In 1999, the Company issued 650,000 shares of common stock to existing and new stockholders for $1,625,000 in cash.
In 1999, the Company purchased 210,000 shares of common stock from an employee who left the Company pursuant to a restricted stock agreement for $50,400 (the common stock being retired in 2000).
In 2000, the Company issued 2,258,200 shares of its common stock for $2.50 per share, resulting in total proceeds of $5,645,500. The Company incurred cash costs of $392,406 in connection with the sale and committed to issue a warrant with a fair value of $271,000. Total issuance costs were therefore $663,406, which were charged to additional paid-in capital.
During 2000, the Company issued 5,100 shares of its common stock for an ascribed value of $2.50 per share in exchange for services. The ascribed amount was determined to be fair value at the date of the transaction.
Common Stock Warrants — As mentioned above, in 2000, the Company committed to issue a warrant to purchase 192,544 shares of common stock that had a fair value of $271,000. The fair value was determined using the Black-Scholes option-pricing model (including the following assumptions: life of six years (full term), volatility of 50% and a risk-free rate of interest of 6.5%). Accordingly, approximately $271,000 was included as a cost of the sale of common stock in 2000 and was included in additional paid-in capital.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
During 2002, the Company issued warrants with a two-year exercise period to purchase 203,704 shares of the Company’s common stock to two officers who are also members of the Board of Directors in connection with two notes payable due to these individuals (see Note 6).
In connection with the issuance of the Series B, the holders of Series B received warrants to purchase 2,146,520 shares of common stock at $0.66 per share (“Series B Warrants”). The Series B Warrants were to expire on the earlier of the consummation of a qualified financing (as defined) or five years from date of issuance. The fair value of the Series B Warrants at the date of grant was determined to be approximately $211,000 using the Black-Scholes option-pricing model (including the following assumptions: life of five years (full term), volatility of 70% and a risk-free rate of interest of 3.07%). Accordingly, approximately $211,000 of the net proceeds from the sale of the Series B was subtracted from the carrying value of the Series B and recorded as an increase to additional paid-in capital.
In connection with the issuance of Series C in 2005, the Series B Warrants were modified so as to not allow the Series B Warrants to expire pursuant to the original terms. The amendment also irrevocably waived the termination provision for any future financings so that the warrants will expire upon the earlier or five years from the date of issuance in 2004 or upon an initial public offering of the Company’s common stock. As a result of this modification, the Company determined the fair value of the warrants immediately before and after the modification using the Black-Scholes option-pricing model (including the following assumptions: life of zero and four years (remaining terms), respectively, volatility of 68% and a risk-free rate of interest of 2.99%). Accordingly, the incremental value of $560,000 was subtracted from the carrying value of the Series C and recorded as an increase to additional paid-in capital.
In 2005 the Company issued a warrant to purchase 99,010 shares of the Company’s common stock to its placement agent in connection with the issuance of the Series C. The warrant is exercisable for five years at an exercise price of $1.01 per share. The fair value of the warrants at the date of grant was determined to be approximately $24,000 using the Black-Scholes option-pricing model (including the following assumptions: life of five years (full term), volatility of 67% and a risk-free rate of interest of 4.17%). Accordingly, approximately $24,000 was included as an issuance cost of the Series C in 2005 and was included in additional paid-in capital.
All warrants expire, if unexercised, upon the Company’s completion of an initial public offering of the Company’s common stock.
Common Stock Anti-Dilution Rights — The sale of common stock in 2000 included certain stockholder rights. Pursuant to the agreement with these stockholders, in the next offering in which the cumulative amount raised by the Company equaled at least $10 million (the “Qualified Financing”), if (i) the average per-share purchase price of the common stock sold in such Qualified Financing was less than $2.50 or (ii) the average per-share purchase price of the preferred stock sold in such Qualified Financing divided by the number of shares of common stock into which each share of preferred stock may be converted was less than $2.50, then those investors purchasing the common stock in 2000 had a right to receive the number of shares of common stock necessary to reduce their average per-share purchase price to the average per-share purchase price in the Qualified Financing. In 2002, to settle its obligations pursuant to this agreement, the Company issued 10,057,700 shares of common stock to these stockholders and recorded par value of the stock as an increase in common stock and a reduction in additional paid-in capital.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
Registration Rights. In 1997, the Company entered into a Principal Stockholders Agreement with each of the six founding stockholders (at September 30, 2005 only one is currently employed by the Company). These agreements provided, in part, that if at any time during the succeeding 10 year period, the Company registered any of its common stock in a public offering either for the Company’s account or for the account of selling stockholders, the Company will use its best efforts to include in such registration all or any part of the capital stock such individual requests to be registered, subject to certain limitations. At December 31, 2004 and September 30, 2005, total shares of common stock subject to these rights equal 4,912,480. Additionally, the employment agreements for several executive officers of the Company provide that they shall each have piggyback registration rights for shares held by them equal to the most favorable piggyback registration rights granted by the Company to its stockholders. Accordingly, these executive officers have the same piggyback registration rights. The shares of common stock subject to these rights at December 31, 2004 and September 30, 2005 were 18,146,701.
Reserved Shares — The following is a summary of common stock reserved for the following identified purposes at December 31, 2004 and September 30, 2005:

	December 31,	September 30,
	2004	2005

Conversion of Series A Redeemable Convertible Preferred Stock	27,591,769	29,915,550
Conversion of Series B Redeemable Convertible Preferred Stock	11,252,490	11,654,963
Conversion of Series C Redeemable Convertible Preferred Stock	—	29,012,701
Warrants on common stock	2,339,064	2,438,074
Common stock options	11,024,006	10,516,865

	52,207,329	83,538,153

10.	COMMITMENTS AND CONTINGENCIES
Development and Manufacturing Agreement — In June 2004, the Company entered into a development and manufacturing agreement with a third party to produce materials for the Company’s clinical trials. The agreement provides for the Company to make certain minimum payments, milestone payments and payments for materials to be used in the clinical trials. The agreement currently expires on December 31, 2006, as amended, unless extended by mutual agreement of the parties. Amounts incurred are expensed as research and development in the accompanying consolidated statements of operations. For the year ended December 31, 2004 and for the nine months ended September 30, 2004 and 2005, the Company has expensed $1,168,800, $813,310, and $2,036,602, respectively, as research and development pursuant to this agreement. As of December 31, 2004 and September 30, 2005, the Company has included in either accounts payable or accrued expenses in the accompanying consolidated balance sheets an aggregate of $633,861 and $464,731, respectively, pursuant to this agreement. The Company’s minimum obligation as of December 31, 2004 is approximately $400,000, all of which was paid in 2005.
Licensing Agreements — The Company has exclusively licensed certain of its patent rights from third parties, as well as related parties, including certain members of the Board of Directors and the Company’s Advisory Board, who are also stockholders of the Company. In exchange for the exclusive rights, the Company is obligated to pay the licensor patent expenses and a royalty on net sales of

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
future products ranging from 1% to 4% of net sales, depending on the license agreement. There have been no sales of products subject to such license agreements through December 31, 2004 and September 30, 2005. In addition, some of the license agreements require the Company to pay certain lump sum payments upon attainment of certain clinical milestones, none of which has been achieved as of December 31, 2004 and September 30, 2005. In addition, in exchange for access to non-patent, confidential clinical information from one of the third parties on one of its potential products, the Company has entered into an agreement with this third party which requires the Company to pay the third party a royalty which ranges from 2% to 7% on net sales of a defined future product for the first indication, depending on the extent to which the third party’s clinical data expedites U.S. regulatory approval of the defined product. There have been no sales of product as of December 31, 2004 and September 30, 2005.
Two of the Company’s license agreements are with Georgetown University. In addition to royalty obligations which are included in the above, the agreements provide for the Company to pay up to $1.7 million upon the attainment of certain approvals in the regulatory process. Such milestone payments may be reduced by up to 50% for subsequent new drug applications submitted for new uses of the same compound, if paid, would be creditable against future royalty payments. The Company was not obligated for any payments to Georgetown University as of December 31, 2004 or September 30, 2005.
Operating Leases — The Company rents laboratory and office space located in Cambridge, Massachusetts, under a noncancelable operating lease. The lease terminates in June 2008 and does not contain an option to renew. The lease agreement provides that the Company pay fixed monthly rental payments of $11,749. Total rent expense, including amortization of a deferred rent liability, under these arrangements was $114,993, $123,582 and $126,873 in 2002, 2003 and 2004, respectively. Total rent expense in 2004 includes $45,140 of amortized deferred rent pursuant to costs for leasehold improvements paid by the landlord — see Note 4.
The Company leases an apartment for an officer at a cost of approximately $2,000 per month pursuant to a renewable 1-year lease (expiring in May 2008, as amended).
At December 31, 2004, minimum annual rental payments were as follows:

Year	Amount

2005	$151,482
2006	140,982
2007	140,982
2008	70,491

$503,937

In addition to the above minimum annual amounts, the Company pays the landlord for taxes and common area usage. These contingent rental payments fluctuate during the term of the lease and, as of December 31, 2004, the approximate annual aggregate amount is $16,000. Subsequent to December 31, 2004, the Company amended its laboratory and office lease to add space. The amendment provides for an increase in the minimum annual obligation by approximately $84,000. There were no other changes made to the lease terms.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
Employment Agreements — The Company has employment agreements with its officers that continue until terminated in accordance with the provisions of the agreements. Pursuant to the terms, the officers will receive annual base salaries. The base salaries are adjusted annually and, as adjusted, aggregate approximately $1 million for calendar years after December 31, 2004. The officers are also eligible to earn bonuses based on the discretionary accomplishment of goals set by the Board of Directors. Either the Company or the officer may terminate their employment agreement at any time, with or without cause. In the event the Company terminates the employment agreement without cause or the officer terminates his employment for good reason, as defined, the officer may be entitled to receive severance pay up to one year’s base salary. In addition, each agreement provides that in the event of a change in control of the Company, as defined, any unvested options that the officer may hold will become immediately vested and exercisable. The total of such unvested options as of December 31, 2004 and September 30, 2005 was 3,111,169 and 4,468,517, respectively.
Employee Benefit Plan — Effective January 1, 2001, the Company adopted an employee savings and retirement plan, or 401(k) plan (the “Plan”), that covers all employees of the Company who meet certain defined requirements. Under the terms of the Plan, employees may elect to make tax-deferred contributions through payroll deductions within statutory and plan limits. The Company may elect to make discretionary matching contributions to the Plan, but has not made any since plan inception through December 31, 2004 and September 30, 2005.
Litigation — On June 30, 2004 a small group of stockholders comprised of David Elmaleh, Havacom, N.V., IBS Turnaround Fund, L.P., John Pattillo and Greg Shoukimas commenced a civil suit in Massachusetts Superior Court against the Company and certain of our present and former officers. The complaint alleges that the officers breached fiduciary duties to us and to the plaintiffs by approving and benefiting from stock transactions in 2001 and 2002. The plaintiffs allege that these transactions resulted in the Company receiving less money in connection with the sale of stock and in an improper dilution of certain stockholders. In March 2005, the individual defendants moved for a dismissal of the claims asserted directly against them. On July 1, 2005, the Court found, as a matter of law, that the individual defendants did not breach their fiduciary duties to the plaintiffs and dismissed those claims, leaving only the derivative claims purportedly asserted on behalf of the Company pending. On October 11, 2005 the plaintiffs served a Motion for Reconsideration of the Court’s dismissal of their direct claims. There has been no Court action on this motion.
Promptly after receiving notice of the service of the complaint, the disinterested members of our Board of Directors appointed a Special Litigation Committee (“SLC”), comprised of disinterested directors to investigate the allegations. The SLC has retained independent counsel to assist it in its investigation. On July 14, 2005, the SLC unanimously determined that the transactions in question were proper and submitted a report to the remaining disinterested members of the Board of Directors with its conclusions and the recommendation that the Company seek to terminate the remaining claims. On July 24, 2005, the remaining disinterested members of the Board of Directors adopted the report and its recommendations. On August 9, 2005, the Company’s counsel served a motion to dismiss the remaining derivative claims on plaintiffs and the Company await Court action on this motion.
Pursuant to indemnification agreements between the Company and its officers and directors, legal fees for the present and former officers against which the Action has been asserted, are being paid by the Company.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
The Company has not accrued for any losses related to these claims as management believes no loss will be sustained as a result of litigation.

11.	OTHER RELATED-PARTY TRANSACTIONS AND RELATIONSHIPS
Certain related party transactions are described in Notes 3, 6, 8, 9 and 10. The following are other related party transactions.
During 2002, 2003, 2004, and for the nine months ended September 30, 2004 and 2005, the Company expensed $203,000, $60,000, $126,000, $89,000 and $190,500, respectively, pursuant to consulting arrangements with members of the Board of Directors. In 2003, approximately $79,000 of the amounts owed to one of these directors was converted into 1,466 shares of Series A based on $54 per share, the last price paid for the securities by independent investors. In 2004, approximately $111,000 of the amounts owed to one of these directors was converted into 841 shares of Series B based on $132 per share, the last price paid for the securities by independent investors (see Note 8). These arrangements, in addition to remuneration for acting as a member of the Board of Directors, compensated each party for medical and scientific research and financial and administrative services toward furthering the Company’s development.
Mr. David Barlow became Chairman of the Company’s Board of Directors in 2000 and Chief Executive Officer in 2003. During this period and continuing, Mr. Barlow’s brother has been a partner in the law firms representing the Company as legal counsel. Mr. Barlow’s brother has not provided any direct service to the Company. During the years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2004 and 2005 fees billed by such firms (including costs related to the issuances of capital stock) were $185,019, $83,565, $410,867, $266,899 and $1,203,676, respectively.
Combining the above mentioned consulting arrangements and legal fees paid to related parties with the stock-based compensation to related parties as described in Note 3, the total charges to expense for related parties is as follows:

						January 10, 1997
						(Date of
				Nine Months		Inception)
				Ended September 30,		Through
						September 30,
	2002	2003	2004	2004	2005	2005

				(Unaudited)	(Unaudited)	(Unaudited)
Research and development — related parties
Stock - based compensation	$(3,398)	$13,855	$23,156	$94,903	$47,814	$81,427
Consulting fees	103,000	60,000	60,000	45,000	112,500	731,750

	$99,602	$73,855	$83,156	$139,903	$160,314	$813,177

General and administrative — related parties
Stock - based compensation	$0	$0	$0	$0	$0	$0
Consulting fees	100,000	79,166	66,000	—	78,000	323,166
Legal fees	128,248	29,283	345,060	410,867	515,546	1,018,137

	$228,248	$108,449	$411,060	$410,867	$593,546	$1,341,303

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)
In 1999 and 2000, prior to the acquisition of BTI, the Company provided management services to BTI and received $223,334 of income that was recorded as other income. Included in accrued expense — related parties in the accompanying consolidated balance sheets is the following:

	As of December 31,		As of
			September 30,
	2003	2004	2005

			(Unaudited)
Consulting	$317,970	$16,515	$46,398
Legal	2,296	161,481	622,199

	$320,266	$177,996	$668,597

12.	SUBSEQUENT EVENTS
In October 2005, the Company purchased, under an Asset Purchase Agreement, the remaining 36.4% share of its 63.6%-owned subsidiary ATP in exchange for certain records and contractual rights maintained by the Company. ATP has no currently licensed intellectual property and has closed out its Phase 1 clinical trial with the FDA. The Company dissolved the subsidiary due to its inactive status on October 26, 2005.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2005, for the Nine Months Ended September 30, 2004 and 2005
and for the Period From January 10, 1997 (date of inception) Through September 30, 2005 is Unaudited)

13.	UNAUDITED QUARTERLY FINANCIAL DATA
The following table presents unaudited quarterly financial data of the Company. The Company’s quarterly results of operations for these periods are not necessarily indicative of future results of operations.

				Basic and
				Diluted Net
			Net Loss	Loss per Share
	Revenue Under		Attributable to	Attributable to
	Research and		Common	Common
	Development Grants	Net Loss	Stockholders	Stockholders

Year Ended December 31, 2003
First Quarter	$18,726	$(859,709)	$(990,549)	$(0.05)
Second Quarter	176,272	(1,203,510)	(1,353,818)	(0.06)
Third Quarter	224,164	(600,646)	(750,954)	(0.04)
Fourth Quarter	304,313	(683,862)	(865,302)	(0.04)
Year Ended December 31, 2004
First Quarter	141,725	(1,121,200)	(1,422,334)	(0.07)
Second Quarter	106,170	(2,133,683)	(2,470,681)	(0.11)
Third Quarter	124,740	(2,589,134)	(2,926,132)	(0.13)
Fourth Quarter	196,638	(2,471,386)	(2,808,388)	(0.12)
Year Ended December 31, 2005
First Quarter	267,846	(3,250,119)	(4,159,350)	(0.17)
Second Quarter	159,116	(3,228,435)	(4,029,471)	(0.16)
Third Quarter	254,180	(4,914,160)	(5,975,502)	(0.23)

                                                Shares
MOLECULAR INSIGHT PHARMACEUTICALS, INC.
Common Stock

PROSPECTUS

Until                               all dealers that effect these transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray	SG Cowen & Co.

Oppenheimer & Co.	Roth Capital Partners, LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.     Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of our common stock being registered. All amounts are estimates, except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee. All of these costs and expenses will be borne by the registrant.

Securities and Exchange Commission filing fee		$6,768
NASD filing fee		$6,250
Nasdaq National Market listing fee
Blue Sky fees and expenses
Transfer agent and Registrar expenses and fees
Printing and engraving expenses
Accountants’ fees and expenses
Legal fees and expenses
Directors and officers insurance premium
Road Show
Miscellaneous

Total	$
Item 14.     Indemnification of Directors and Officers.
We are a Massachusetts corporation. Section 2.02 of the Massachusetts Business Corporation Act, or MBCA, permits a corporation to eliminate or limit the personal liability of a director for monetary damages for violations of the director’s fiduciary duty, except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for authorizing unauthorized distributions and for making loans to directors, officers and certain shareholders pursuant to Section 6.40 of the MBCA or (iv) any transaction from which a director derived an improper personal benefit.
Section 8 of the MBCA provides that a corporation may indemnify directors, officers, employees and other agents and persons who serve at its request as directors, officers, employees or agents of another organization or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the articles of organization, any bylaw adopted by the stockholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors.
Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of any undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 8 which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to such employee benefit plan. No indemnification shall be provided, however, for any person with respect to any matter where there is a court determination that such person, in the matter in question, did not act in good faith in the reasonable belief that his action was in the best interest of the corporation or, to the extent that the matter relates to service with respect to an employee benefit plan, that such person did not act in the best interest of the participants or beneficiaries of such employee benefit plan.

We have also adopted provisions in our Restated Articles of Organization providing that our directors, officers, employees, and agents shall be indemnified to the fullest extent permitted by Massachusetts law. Additionally, the Amended and Restated Bylaws permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our articles or incorporation or bylaws permit such indemnification. We have obtained such insurance.
In addition to the indemnification granted to officers and directors under the MBCA, Article VI of our Restated Articles of Organization provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the MBCA, as the same exists or may hereafter be amended against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith.
The right to indemnification conferred in our Restated Articles of Organization includes, in the case of a director or officer at the level of vice president or above, and in the case of any other officer or any employee may include (in the discretion of the Board of Directors), the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition. The rights to indemnification and to the advancement of expenses conferred in our Restated Articles of Organization continue as to an indemnitee who has ceased to be a director, officer, employee or agent and inure to the benefit of the indemnitee’s heirs, executors and administrators.
We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our articles of organization and bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for any and all expenses, including attorneys’ fees, judgments, witness fees, damages, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
There is pending litigation involving two of our directors and officers as to which indemnification is being provided pursuant to our by-laws. See “Business — Legal Proceedings”. There is no other pending litigation or proceeding involving our directors, officers, employees or agents pending for which indemnification is sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.
Item 15.     Recent Sales of Unregistered Securities.
In the last three years, we have sold the following securities which were not registered under the Securities Act of 1933:

1. We did not sell any securities during 2002. On December 9, 2002 we issued shares of our common stock pursuant to anti-dilution rights held by a total of 6 investors who had previously purchased shares of common stock from us in 2000. With the issuance of these common shares, the anti-dilution rights of these investors were terminated. During 2002, we accepted advance subscriptions for our Series A Preferred Stock, which was not issued until 2003, as described below.

2. During 2003, we issued and sold a total of 120,317 shares of our Series A Preferred Stock to a total of 37 investors in private placements. Those shares of Series A Preferred Stock for which advance subscriptions were received prior to July 2002 and were issued on January 6, 2003 were sold for $70 per preferred share. Those shares of Series A Preferred Stock for which subscriptions were received on or after July 2002 and issued from January 30, 2003 through December 2003 were sold for $54 per preferred share. Each share of preferred stock converts to common stock on a -to-1 basis and the price per share, on a common stock equivalent basis, was $ and $ , respectively, per common stock equivalent.

3. On May 20, 2003, we issued shares of common stock to David Barlow upon the exercise of an option by Mr. Barlow. The option exercise price was $ per share and the aggregate purchase price was paid by a payment of $32,850 in cash and the balance by a non-interest bearing promissory note in the amount of $295,650. On November 4, 2005, Mr. Barlow repaid this loan in full by paying to the Company $295,650 in cash. See discussion in note 3 of our audited consolidated financial statements relating to the accounting treatment pertaining to the repayment of this loan. Certain of these shares of common stock are subject to forfeiture based upon vesting provisions in a Stock Restriction Agreement.

4. From March 4, 2004 through June 30, 2004, we issued a total of 53,663 shares of our Series B Convertible Preferred Stock to 33 investors in a private placement for $132 per preferred share. Each share of preferred stock converts to common stock on a -to-1 basis and the price per share, on a common stock equivalent basis, was $ per common stock equivalent. In connection with the sale of these shares of Series B preferred stock, each investor was issued a warrant to purchase that number of shares of common stock equal to 20% of the aggregate dollar amount invested divided by $ , the warrant exercise price. This resulted in warrants being issued for the purchase of a total of shares of common stock at an exercise price of $ per common share. These warrants will expire, if not exercised, in connection with this offering.

5. During 2004, we issued shares of our Common Stock pursuant to option exercises. The options were previously granted pursuant to our 1997 Stock Option Plan.

6. In June 2004, we issued shares of our Common Stock to James Poitras pursuant to his exercise of a warrant to purchase common shares. The exercise price was $ per share. The warrant had been issued in connection with a prior investment in the Company by Mr. Poitras.

7. In August 2004, we issued shares of our Common Stock to David Barlow pursuant to his exercise of a warrant to purchase common shares. The exercise price was $ per share. The warrant had been issued in connection with a prior investment in the Company by Mr. Barlow.

8. From March 29, 2005 through April 14, 2005, we issued and sold a total of 141,590 shares of our Series C Convertible Preferred Stock to 45 investors in a private placement for $202 per preferred share. Each share of preferred stock converts to common stock on a -to-1 basis and the price per share, on a common stock equivalent basis, was $ per common stock equivalent.

9. In April 2005 the Company issued a warrant to purchase an aggregate of shares of common stock at an exercise price of $ to S.G. Cowen & Co., an accredited investor, for services rendered in connection with the sale of our Series C Preferred Stock.

10. To date in 2005, the Company has issued shares of its Common Stock pursuant to option exercises. The options were previously granted pursuant to our 1997 Stock Option Plan.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 2, 3 and 7 above by virtue of Section 4(2) of the Securities Act and by virtue of Rule 506 of Regulation D. Such sales and issuances did not involve any public offering, were made without general solicitation or advertising and each purchaser was an accredited investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired for investment. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the share certificates and instruments issued in all such transactions.
We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 4, 8 and 10 above by virtue of Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.
We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 1, 5, 6 and 9 above by virtue of Section 4(2) of the Securities Act. Such sales and issuances did not involve any public offering, were made without general solicitation or advertising and each purchaser was an accredited investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired, or the shares issuable pursuant to warrant exercise would be acquired, for investment purposes only and not with a view to or for sale in connection with any distribution thereof.
Item 16.     Exhibits and Financial Statement Schedules.

Number	Description of Document

1.1	Form of Underwriting Agreement*
3.1	Form of Restated Articles of Organization.*
3.2	Form of Restated Bylaws.*
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2	Form of Common Stock Certificate.*
5.1	Opinion of Foley & Lardner LLP.*
10.1	Unit Purchase Agreement for the Purchase of Shares of Series B Preferred Stock of the Company dated as of February 23, 2004**
10.2	Stock Purchase Agreement for the Purchase of Series C Preferred Stock of the Company dated as of March 29, 2005**
10.3	Amended and Restated Voting Agreement by and among the Company and certain holders of Common Stock and Series A Preferred Stock, the holders of Series B Preferred Stock and the holders of Series C Preferred Stock dated as of March 29, 2005**
10.4	Investors Rights Agreement by and between the Company and the holders of Series C Preferred Stock dated as of March 29, 2005**
10.5	Registration Rights Agreement by and among the Company and certain holders of Common Stock and Series A Preferred Stock, the holders of Series B Preferred Stock and the holders of Series C Preferred Stock dated as of March 29, 2005**
10.6	Lease Agreement dated as of June 19, 2003 by and between the Company and RayJoe Limited Partnership**
10.7	Employment Agreement dated as of January 1, 2003 by and between the Company and John Babich**
10.8	Employment Agreement dated as of February 7, 2003 by and between the Company and David Barlow**

Number	Description of Document

10.9	Employment Agreement dated as of March 3, 2003 by and between the Company and John McCray**
10.10	Employment Agreement dated as of May 1, 2004 by and between the Company and Nicholas Borys.**
10.11	Employment Agreement dated as of July 1, 2005 by and between the Company and Bob Gallahue.**
10.12	License Agreement, dated as of October 25, 1999, between the Company and Nihon Medi-Physics Co. Ltd. †**
10.13	Development, Manufacturing and Supply Agreement, dated June 14, 2004, as amended, between the Company and MDS Nordion, a division of MDS (Canada) Inc. †**
10.14	Exclusive License Agreement, dated as of December 29, 1997, between the Company and Georgetown University. †**
10.15	Exclusive License Agreement, dated as of March 1, 2000, between the Company and Georgetown University. †**
10.16	License Agreement, dated as of December 15, 2000, between the Company and The Board of Governors of the University of Western Ontario. †**
10.17	License Agreement, dated as of September 5, 2003, between the Company and The Board of Governors of the University of Western Ontario. †**
10.18	1997 Stock Option Plan**
10.19	Molecular Insight Pharmaceuticals 2006 Equity Incentive Plan*
10.20	Consulting Agreement dated as of January 1, 2005 by and between the Company and William Eckelman
10.21	Exclusive License Agreement, dated as of December 28, 2005, between the Company, Georgetown University and Johns Hopkins University.†
10.22	Employment Agreement dated June 23, 2005 by and between the Company and James A. Wachholz.
23.1	Consent of Deloitte & Touche LLP
99.1	Consent of Lionel Sterling to be named as a nominee to the Board of Directors of the Company

*	To be filed by amendment

**	Previously filed

†	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request
All financial statement schedules have been omitted because they are inapplicable or not required and because the information is included elsewhere in the consolidated financial statements or notes thereto.
Item 17.     Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt deliver to each purchaser.
The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, the Commonwealth of Massachusetts, on the 19th day of January, 2006.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.

By: /s/ David S. Barlow

David S. Barlow
Chairman and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ David S. Barlow David S. Barlow	Chief Executive Officer; Chairman of the Board	January 19, 2006

By:	* John Babich, Ph.D.	President; Director	January 19, 2006

By:	/s/ Robert Gallahue Robert Gallahue	Chief Financial Officer (principal accounting officer)	January 19, 2006

By:	* Daniel Frank	Director	January 19, 2006

By:	* Andrew Jay D.M.D.	Director	January 19, 2006

By:	* William C. Eckelman, Ph.D.	Director	January 19, 2006

By:	* Harry Stylli, Ph.D.	Director	January 19, 2006

By:	* Kim Lamon, M.D., Ph.D.	Director	January 19, 2006

*By:	/s/ David S. Barlow David S. Barlow Attorney-In-Fact		January 19, 2006

EXHIBIT INDEX

Number	Description of Document

1.1	Form of Underwriting Agreement*
3.1	Form of Restated Articles of Organization.*
3.2	Form of Amended and Restated Bylaws.*
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	Form of Common Stock Certificate.*
5.1	Opinion of Foley & Lardner LLP.*
10.1	Unit Purchase Agreement for the Purchase of Shares of Series B Preferred Stock of the Company dated as of February 23, 2004**
10.2	Stock Purchase Agreement for the Purchase of Series C Preferred Stock of the Company dated as of March 29, 2005**
10.3	Amended and Restated Voting Agreement by and among the Company and certain holders of Common Stock and Series A Preferred Stock, the holders of Series B Preferred Stock and the holders of Series C Preferred Stock dated as of March 29, 2005**
10.4	Investors Rights Agreement by and between the Company and the holders of Series C Preferred Stock dated as of March 29, 2005**
10.5	Registration Rights Agreement by and among the Company and certain holders of Common Stock and Series A Preferred Stock, the holders of Series B Preferred Stock and the holders of Series C Preferred Stock dated as of March 29, 2005**
10.6	Lease Agreement dated as of June 19, 2003 by and between the Company and RayJoe Limited Partnership**
10.7	Employment Agreement dated as of January 1, 2003 by and between the Company and John Babich**
10.8	Employment Agreement dated as of February 7, 2003 by and between the Company and David Barlow**
10.9	Employment Agreement dated as of March 3, 2003 by and between the Company and John McCray**
10.10	Employment Agreement dated as of May 1, 2004 by and between the Company and Nicholas Borys**
10.11	Employment Agreement dated as of July 1, 2005 by and between the Company and Bob Gallahue**
10.12	License Agreement, dated as of October 25, 1999, between the Company and Nihon Medi-Physics Co. Ltd.†**
10.13	Development, Manufacturing and Supply Agreement, dated June 14, 2004, as amended, between the Company and MDS Nordion, a division of MDS (Canada) Inc.†**
10.14	Exclusive License Agreement, dated as of December 29, 1997, between the Company and Georgetown University.†**
10.15	Exclusive License Agreement, dated as of March 1, 2000, between the Company and Georgetown University.†**
10.16	License Agreement, dated as of December 15, 2000, between the Company and The Board of Governors of the University of Western Ontario.†**
10.17	License Agreement, dated as of September 5, 2003, between the Company and The Board of Governors of the University of Western Ontario.†**
10.18	1997 Stock Option Plan**
10.19	Molecular Insight Pharmaceuticals 2006 Equity Incentive Plan*

Number	Description of Document

10.20	Consulting Agreement dated as of January 1, 2005 by and between the Company and William Eckelman
10.21	Exclusive License Agreement, dated as of December 28, 2005, between the Company, Georgetown University and Johns Hopkins University.†
10.22	Employment Agreement dated June 23, 2005 by and between the Company and James A. Wachholz.
23.1	Consent of Deloitte & Touche LLP
99.1	Consent of Lionel Sterling to be named as a nominee to the Board of Directors of the Company

*	To be filed by amendment

**	Previously filed

†	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request